Filed by Goldman Sachs BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Goldman Sachs Middle Market Lending Corp.

File No. of Registration Statement: 333-235856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 16, 2020

GOLDMAN SACHS BDC, INC.

(Exact name of registrant as specified in charter)

Delaware	814-00998	46-2176593
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 West Street, New York, New York	10282
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 902-0300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	GSBD	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 – Other Events.

As previously disclosed, on December 9, 2019, Goldman Sachs BDC, Inc., a Delaware Corporation (“GSBD”), entered into the Agreement and Plan of Merger (the “Original Merger Agreement”), with Goldman Sachs Middle Market Lending Corp., a Delaware corporation (“MMLC”), Evergreen Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”) and Goldman Sachs Asset Management, L.P., a Delaware limited partnership and investment adviser to each of GSBD and MMLC (“GSAM,” and together with GSBD, MMLC and Merger Sub, the “Parties”). As previously disclosed on June 11, 2020, the Parties amended and restated the Original Merger Agreement in its entirety (as amended and restated, the “Amended and Restated Merger Agreement”). Pursuant to and subject to the terms and conditions of the Amended and Restated Merger Agreement, Merger Sub will merge with and into MMLC, with MMLC continuing as the surviving company and as a wholly-owned subsidiary of GSBD (the “Initial Merger”) and, immediately thereafter, MMLC will merge with and into GSBD, with GSBD continuing as the surviving company (the “Second Merger” and, together with the Initial Merger, the “Merger”).

Filed with this Current Report on Form 8-K as Exhibit 99.1 is “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Goldman Sachs Middle Market Lending Corp.” for the quarter ended June 30, 2020. Exhibit 99.1 is incorporated herein by reference.

Filed with this Current Report on Form 8-K as Exhibit 99.2 are the unaudited consolidated financial statements of MMLC for the periods described in Item 9.01(a) below and the notes related thereto.

Filed with this Current Report on Form 8-K as Exhibit 99.3 are the unaudited pro forma condensed consolidated financial statements for the periods described in Item 9.01(b) below and the notes related thereto.

Item 9.01 – Financial Statements and Exhibits.

(a) Financial statements.

The historical unaudited consolidated financial statements of MMLC as of June 30, 2020 and December 31, 2019 and for the three and six months ended June 30, 2020 and 2019, are filed herewith as Exhibit 99.2 and incorporated herein by reference.

(b) Pro forma financial information.

The unaudited pro forma condensed consolidated financial statements of GSBD, giving effect to the Merger, as of and for the six months ended June 30, 2020 and for the year ended December 31, 2019, are filed herewith as Exhibit 99.3 and incorporated herein by reference.

(d) Exhibits.

Exhibit Number	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Goldman Sachs Middle Market Lending Corp. for the quarter ended June 30, 2020.

99.2	Historical unaudited consolidated financial statements of Goldman Sachs Middle Market Lending Corp. as of June 30, 2020 and December 31, 2019 and for the three and six months ended June 30, 2020 and 2019.

99.3	Unaudited pro forma condensed consolidated financial statements of Goldman Sachs BDC, Inc., giving effect to the Merger, as of and for the six months ended June 30, 2020 and for the year ended December 31, 2019.

Forward-Looking Statements

This Current Report on Form 8-K may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this Current Report on Form 8-K may constitute forward-looking statements and are not guarantees of future performance or results of GSBD, MMLC, or, following the Merger, the combined company and involve a number of risks and uncertainties. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by GSBD and MMLC with the Securities and Exchange Commission (“SEC”), including those contained in the joint proxy statement and prospectus that forms part of a registration statement on Form N-14 filed with the SEC on August 4, 2020. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include: the ability of the parties to consummate the Merger on the expected timeline, or at all, failure of GSBD or MMLC to obtain the requisite stockholder approval for the Merger, the ability to realize the anticipated benefits of the Merger, effects of disruption on the business of GSBD and MMLC from the proposed Merger, the effect that the announcement or consummation of the Merger may have on the trading price of GSBD’s common stock on New York Stock Exchange; the combined company’s plans, expectations, objectives and intentions as a result of the Merger, any decision by MMLC to pursue continued operations, any termination of the Amended and Restated Merger Agreement, future operating results of GSBD or MMLC, the business prospects of GSBD and MMLC and the prospects of their portfolio companies, actual and potential conflicts of interests with GSAM and other affiliates of GSAM, general economic and political trends and other factors, the dependence of GSBD’s and MMLC’s future success on the general economy and its effect on the industries in which they invest; and future changes in laws or regulations and interpretations thereof. Neither GSBD nor MMLC undertakes any duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this Current Report on Form 8-K.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GSBD and MMLC, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GSBD and MMLC has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of GSBD and MMLC and a prospectus of GSBD (the “Proxy Statement”). The Proxy Statement was mailed to stockholders of GSBD and MMLC on or about August 11, 2020. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GSBD AND MMLC ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GSBD, MMLC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GSBD, from GSBD’s website at http://www.goldmansachsbdc.com.

Participants in the Solicitation

GSBD and MMLC and their respective directors, executive officers and certain other members of management and employees of GSAM and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GSBD and MMLC in connection with the Proposals. Information about the directors and executive officers of GSBD and MMLC is set forth in the Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GSBD and MMLC stockholders in connection with the Proposals are contained in the Proxy Statement and other relevant materials filed with the SEC. This document may be obtained free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDMAN SACHS BDC, INC. (Registrant)

Date: September 16, 2020	By:	/s/ Jonathan Lamm
Name: Jonathan Lamm
Title: Chief Financial Officer and Treasurer

Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GOLDMAN SACHS MIDDLE MARKET LENDING CORP.

The following discussion and other parts of the Current Report on Form 8-K into which this exhibit is incorporated by reference contain forward-looking information that involves risks and uncertainties. References to “we,” “us,” “our,” and the “Company,” mean Goldman Sachs Middle Market Lending Corp., unless otherwise specified. The terms “GSAM,” our “Adviser” or our “Investment Adviser” refer to Goldman Sachs Asset Management, L.P., a Delaware limited partnership. The term “Group Inc.” refers to The Goldman Sachs Group, Inc. The term “Goldman Sachs” refers to Group Inc., together with Goldman Sachs & Co. LLC (including its predecessors, “GS & Co.”), GSAM and its other subsidiaries and affiliates. The discussion and analysis contained in this section refers to our financial condition, results of operations and cash flows. The information contained in this section should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in the Current Report on Form 8-K into which this exhibit is incorporated by reference. Our actual results could differ materially from those anticipated by such forward-looking information due to factors discussed under “Forward-Looking Statements” included in the Current Report on Form 8-K into which this exhibit is incorporated by reference.

OVERVIEW

We are a specialty finance company focused on lending to middle-market companies. We are a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”). In addition, we have elected to be treated, and expect to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2017. From our commencement of operations on January 11, 2017 through June 30, 2020, we have originated $2.32 billion in aggregate principal amount of debt and equity investments prior to any subsequent exits and repayments. We seek to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien, unitranche, including last out portions of such loans, and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments. “Unitranche” loans are first lien loans that may extend deeper in a company’s capital structure than traditional first lien debt and may provide for a waterfall of cash flow priority between different lenders in the unitranche loan. In a number of instances, we may find another lender to provide the “first out” portion of such loan and retain the “last out” portion of such loan, in which case, the “first out” portion of the loan would generally receive priority with respect to payment of principal, interest and any other amounts due thereunder over the “last out” portion that we would continue to hold. In exchange for the greater risk of loss, the “last out” portion generally earns a higher interest rate than the “first-out” portion. We use the term “mezzanine” to refer to debt that ranks senior only to a borrower’s equity securities and ranks junior in right of payment to all of such borrower’s other indebtedness. We may make multiple investments in the same portfolio company.

We expect to invest, under normal circumstances, at least 80% of our net assets (plus any borrowings for investment purposes), directly or indirectly in middle-market corporate credit obligations and related instruments; including other income-producing assets. We define “credit obligations and related instruments” for this purpose as any fixed-income instrument, including loans to, and bonds and preferred stock of, portfolio companies and other instruments that provide exposure to such fixed-income instruments. “Middle market” is used to refer to companies with between $5 million and $125 million of annual earnings before interest expense, income tax expense, depreciation and amortization (“EBITDA”) excluding certain one-time and non-recurring items that are outside the operations of these companies. We expect to invest primarily in U.S. middle-market companies, which we believe are underserved by traditional providers of capital such as banks and the public debt markets. However, we may from time to time invest opportunistically in large U.S. companies, non-U.S. companies, stressed or distressed debt, structured products, private equity or other opportunities, subject to limits imposed by the Investment Company Act. In addition, as a result of fluctuations in the value of one asset relative to another asset, middle-market credit obligations and related instruments may represent less than 80% of our net assets (plus any borrowings for investment purposes) at any time. Investors will be notified at least 60 days prior to any change to our 80% investment policy described above.

We expect to directly or indirectly invest at least 70% of our total assets in middle-market companies domiciled in the United States. However, we may from time to time invest opportunistically in large U.S. companies, non-U.S. companies, stressed or distressed debt, structured products, private equity or other opportunities, subject to limits imposed by the Investment Company Act.

While our investment program is expected to focus primarily on debt investments, our investments may include equity features, such as a direct investment in the equity or convertible securities of a portfolio company or warrants or options to buy a minority interest in a portfolio company. Any warrants we may receive with debt securities will generally require only a nominal cost to exercise, so as a portfolio company appreciates in value, we may achieve additional investment return

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from these equity investments. We may structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the portfolio company, upon the occurrence of specified events. In many cases, we may also obtain registration rights in connection with these equity investments, which may include demand and “piggyback” registration rights.

For a discussion of the competitive landscape we face, please see “Risk Factors–Risks Relating to MMLC’s Business and Structure–MMLC operates in a highly competitive market for investment opportunities” and “Business of Goldman Sachs Middle Market Lending Corp.–Competitive Advantages” in GS BDC’s joint proxy statement and prospectus that forms a part of the registration statement on Form N-14, filed with the SEC (as defined below) on August 4, 2020 (the “Form N-14”).

Pending Merger with GS BDC

On December 9, 2019, we entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Goldman Sachs BDC, Inc., a Delaware corporation (“GS BDC”), Evergreen Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of GS BDC (“Merger Sub”), and GSAM, a Delaware limited partnership and investment adviser to each of the Company and GS BDC (together with us, GS BDC and Merger Sub, the “Parties”). Due to the volatility of the market price of GS BDC’s common stock (“GS BDC Common Stock”) precipitated by the COVID-19 pandemic, it became unclear whether a closing condition in the Original Merger Agreement that required our stockholders to receive shares of GS BDC Common Stock that have a market value in excess of our net asset value (“NAV”) would be satisfied. As a result, on June 11, 2020, the Parties amended and restated the Original Merger Agreement in its entirety (as amended and restated, the “Amended and Restated Merger Agreement”) to, among other things, change the consideration to be paid to our stockholders from 0.9939 shares of GS BDC Common Stock for each share of our common stock under the Original Merger Agreement to NAV for NAV (i.e., a number of shares of GS BDC Common Stock with a NAV equal to the NAV per share of our common stock (such number of shares of GS BDC Common Stock, the “Exchange Ratio”), in each case determined no earlier than 48 hours (excluding Sundays and holidays) prior to the effective time of the First Merger (as defined below)) (the “Merger Consideration”).

The Amended and Restated Merger Agreement provides that, on the terms and subject to the conditions set forth in the Amended and Restated Merger Agreement, Merger Sub will merge with and into us, and we will continue as the surviving company and, immediately thereafter, we will merge with and into GS BDC, with GS BDC continuing as the surviving company. Consummation of the Merger, which is currently anticipated to occur during the fourth quarter of calendar year 2020, is subject to certain closing conditions, including (a) approval by GS BDC’s stockholders of each of (i) the Amended and Restated Merger Agreement, (ii) the Amended and Restated GS BDC Charter, and (iii) the issuance of shares of GS BDC Common Stock pursuant to the Amended and Restated Merger Agreement and (b) approval by our stockholders of each of (i) the Amended and Restated Merger Agreement and (ii) the Amended and Restated GS BDC Charter. Solely in the event that the Merger is consummated, GSAM will reimburse each of us and GS BDC, in each case in an amount of up to $4.00 million, for all fees and expenses incurred and payable by us or GS BDC, in connection with or related to the Merger (including all documented fees and expenses of counsel, accountants, experts and consultants to us or our Special Committee, on the one hand, or GS BDC or its Special Committee, on the other hand). In addition, solely in the event that the Merger is consummated, but prior to the closing, the Board of Directors will declare a distribution of $75.00 million to our stockholders relating to the pre-Closing period, subject to our compliance with all applicable regulatory requirements and covenants contained in debt agreements to which we are party or subject (the “MMLC Distribution”).

For further information, see Note 12 “Pending Merger with GS BDC” to our consolidated financial statements included in GS BDC’s Form N-14.

Impact of COVID-19 Pandemic

Governments around the world remain highly focused on mitigating the risk of further spread of COVID-19 and continue to manage their response to the crisis, which has included measures such as quarantines, travel restrictions and business curtailments. COVID-19 has created economic and financial disruptions that have adversely affected, and are likely to continue to adversely affect, our business, financial condition, liquidity and our portfolio companies’ results of operations and by extension our operating results. The extent to which the COVID-19 pandemic will continue to negatively affect our business, financial condition, liquidity, our portfolio companies’ results of operations and by extension our operating results will depend on future developments, which are highly uncertain and cannot be predicted.

Our investment portfolio continues to be focused on industries and sectors that are generally expected to be more durable than industries and sectors that are more prone to economic cycles The largest five industries in our investment portfolio as of June 30, 2020 are Health Care Technology, Interactive Media & Services, Software, Health Care Providers & Services, and IT Services. As of June 30, 2020, 3.9% of our investment portfolio at fair value is in Hotels, Restaurants and Leisure, Textiles, Apparel and Luxury Goods, Oil, Gas and Consumable Fuels, Airlines, and Multi-line and Specialty Retail industries, industries which may be significantly adversely impacted by COVID-19, however economic indicators generally

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improved as the quarter progressed, following significant declines in the first quarter, as businesses began to reopen and the government continued to maintain liquidity in the capital markets and provide fiscal stimulus to support the economy. Given the unprecedented nature of COVID-19, the operating environment of our portfolio companies is evolving rapidly. Business disruption experienced by our portfolio companies may reduce, over time, the amount of interest and dividend income that we receive from our investments companies and may require us to contribute additional capital to such portfolio companies. We may need to restructure our investments in some portfolio companies, which could result in reduced interest payments from or permanent impairments of our investments, and could result in the restructuring of certain of our investments from income paying investments into non-income paying equity investments. Any such decrease in our net investment income would increase the percentage of our cash flows dedicated to our debt obligations and distribution payments to our stockholders. As a result, we may be required to reduce the future amount of distributions to our stockholders. We continue to closely monitor our investment portfolio in order to be positioned to respond appropriately.

In response to the COVID-19 pandemic, Goldman Sachs activated and has continued to execute on its business continuity planning (the “BCP”) strategy. Goldman Sachs’ priority has been to safeguard its employees and to ensure continuity of business operations. Goldman Sachs has a central team that continues to manage its COVID-19 response, which is led by its chief administrative officer and chief medical officer. As a result of the execution of Goldman Sachs’ BCP, the vast majority of its employees continue to work remotely. Goldman Sachs has been focused on establishing policies and protocols that will enable a phased return to office, taking into account the readiness of people, communities and facilities. Our systems and infrastructure have continued to support our business operations. We have maintained regular and active communication across senior management, the rest of our private credit group and our board of directors (the “Board of Directors”). Furthermore, we have ongoing dialogues with our vendors to ensure they continue to meet our criteria for business continuity.

For further information about the risks associated with COVID-19, see “Risk Factors” in GS BDC’s Form N-14.

KEY COMPONENTS OF OPERATIONS

Investments

Our level of investment activity can and does vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle-market companies, the level of merger and acquisition activity for such companies, the general economic environment, the amount of capital we have available to us and the competitive environment for the type of investments we make.

As a BDC, we may not acquire any assets other than “qualifying assets” specified in the Investment Company Act, unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Qualifying assets include investments in “eligible portfolio companies.” Pursuant to rules adopted by the U.S. Securities and Exchange Commission (the “SEC”), “eligible portfolio companies” include certain companies that do not have any securities listed on a national securities exchange and public companies whose securities are listed on a national securities exchange but whose market capitalization is less than $250 million.

Revenues

We generate revenues in the form of interest income on debt investments and, to a lesser extent, capital gains and distributions, if any, on equity securities that we may acquire in portfolio companies. Some of our investments may provide for deferred interest payments or payment-in-kind (“PIK”) interest. The principal amount of the debt investments and any accrued but unpaid interest generally becomes due at the maturity date.

We generate revenues primarily through receipt of interest income from the investments we hold. In addition, we may generate revenue in the form of commitment, origination, structuring, syndication, exit fees or diligence fees, fees for providing managerial assistance and consulting fees. Portfolio company fees (directors’ fees, consulting fees, administrative fees, tax advisory fees and other similar compensation) will be paid to us, unless, to the extent required by applicable law or exemptive relief, if any, therefrom, we receive our allocable portion of such fees when invested in the same portfolio company as other client accounts managed by our Investment Adviser (including GS BDC, GS PMMC, and GS PMMC II, collectively with other client accounts managed by our Investment Adviser, the “Accounts”), which other Accounts could receive their allocable portion of such fee. We do not expect to receive material fee income as it is not our principal investment strategy. We record contractual prepayment premiums on loans and debt securities as interest income.

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Dividend income on preferred equity investments is recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity investments is recorded on the record date for private portfolio companies and on the ex-dividend date for publicly traded portfolio companies. Interest and dividend income are presented net of withholding tax, if any.

Expenses

Our primary operating expenses include the payment of the management fee (the “Management Fee”) and the incentive fee (the “Incentive Fee”) to our Investment Adviser, legal and professional fees, interest and other debt expenses and other operating and overhead related expenses. The Management Fee and Incentive Fee compensate our Investment Adviser for its work in identifying, evaluating, negotiating, closing and monitoring our investments. We bear all other expenses of our operations and transactions in accordance with our investment management agreement (the “Investment Management Agreement”) and administration agreement (the “Administration Agreement”), including:

•	our operational expenses;

•

fees and expenses, including travel expenses, incurred by our Investment Adviser or payable to third parties related to our investments, including, among others, professional fees (including the fees and expenses of consultants and experts) and fees and expenses from evaluating, monitoring, researching and performing due diligence on investments and prospective investments;

•

interest, fees and other expenses payable on indebtedness for borrowed money (including through the issuance of notes and other evidence of indebtedness), other indebtedness, financings or extensions of credit, if any, incurred by us;

•	fees and expenses incurred by us in connection with membership in investment company organizations;

•	brokers’ commissions;

•	fees and expenses associated with calculating our net asset value (“NAV”) (including expenses of any independent valuation firm);

•	legal, auditing or accounting expenses;

•	taxes or governmental fees;

•	the fees and expenses of our administrator, transfer agent, or sub-transfer agent;

•	the cost of preparing stock certificates or any other expenses, including clerical expenses of issue, redemption or repurchase of the shares;

•	the expenses of, and fees for, registering or qualifying common stock for sale, maintaining our registration and qualifying and registering us as a broker or a dealer;

•	the fees and expenses of our independent directors;

•	the cost of preparing and distributing reports, proxy statements and notices to holders of our equity interests, the SEC and other regulatory authorities;

•	costs of holding stockholders meetings;

•	listing fees, if any;

•

the fees or disbursements of custodians of our assets, including expenses incurred in the performance of any obligations enumerated by our organizational documents insofar as they govern agreements with any such custodian;

•	insurance premiums; and

•

costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or dispute in connection with our business and the amount of any judgment or settlement paid in connection therewith, or the enforcement of our rights against any person and indemnification or contribution expenses payable by us to any person and other extraordinary expenses not incurred in the ordinary course of our business.

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We expect our general and administrative expenses to be relatively stable or decline as a percentage of total assets during periods of asset growth and to increase during periods of asset declines.

Leverage

We expect from time to time to borrow funds for a variety of purposes, subject to the limitations of the Investment Company Act, including to bridge fundings for investments in advance of drawdowns, as part of our investment strategy, to meet other short-term liquidity needs, including to pay the Management Fee, and to facilitate our hedging activities. Sources of leverage include the issuance of senior securities (including preferred stock) and other credit facilities (secured by Investments and/or pledges of Undrawn Commitments). We have entered into a revolving credit facility with Truist Bank (formerly known as SunTrust Bank), as administrative agent (the “Truist Revolving Credit Facility”), which allows us to borrow money and lever our investment portfolio, subject to the limitations of the Investment Company Act, with the objective of increasing our yield. This is known as “leverage” and could increase or decrease returns to our stockholders. The use of leverage involves significant risks.

As a BDC, with certain limited exceptions, we are only permitted to borrow amounts such that our asset coverage ratio, as defined in the Investment Company Act, equals at least 200% after such borrowing (or 150% if certain requirements are met). The Small Business Credit Availability Act modified the applicable provisions of the Investment Company Act to reduce the required asset coverage ratio applicable to BDCs to 150%, subject to certain approval and disclosure requirements and, in the case of BDCs without common equity listed on a national securities exchange, such as us, an offer to repurchase shares held by the BDC’s stockholders as of the date the requisite approval is obtained. Under the legislation, BDCs are able to increase their leverage capacity if shareholders approve a proposal to do so. If a BDC receives shareholder approval, it would be allowed to increase its leverage capacity on the first day after such approval. Alternatively, the legislation allows the majority of the directors who are not “interested persons,” as defined in the Investment Company Act, of the BDC to approve an increase in its leverage capacity, and such approval would become effective after one year.

Certain trading practices and investments, such as reverse repurchase agreements, may be considered borrowings or involve leverage and thus may be subject to Investment Company Act restrictions. In accordance with applicable SEC staff guidance and interpretations, when we engage in such transactions, instead of maintaining an asset coverage ratio of at least 200% (or 150% if the above referenced requirements are met), we may segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to our exposure, on a mark-to-market basis, to such transactions (as calculated pursuant to requirements of the SEC). Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered borrowings for these purposes. Practices and investments that may involve leverage but are not considered borrowings are not subject to the Investment Company Act’s asset coverage requirement and we will not otherwise segregate or earmark liquid assets or enter into offsetting positions for such transactions. The amount of leverage that we employ will depend on our Investment Adviser’s and our Board of Directors’ assessment of market conditions and other factors at the time of any proposed borrowing.

PORTFOLIO AND INVESTMENT ACTIVITY

Our portfolio (excluding our investment in a money market fund, if any, managed by an affiliate of Group Inc.) consisted of the following:

	As of
	June 30, 2020			December 31, 2019
	Amortized Cost	Fair Value	Percentage of Total Portfolio at Fair Value	Amortized Cost	Fair Value	Percentage of Total Portfolio at Fair Value
	($ in millions)			($ in millions)
First Lien/Senior Secured Debt	$1,335.59	$1,288.22	76.9%	$1,272.05	$1,266.49	75.2%
First Lien/Last-Out Unitranche	100.70	99.42	5.9	100.83	100.80	6.0
Second Lien/Senior Secured Debt	299.30	259.52	15.5	311.93	294.16	17.5
Preferred Stock	7.20	14.38	0.9	7.20	10.14	0.6
Common Stock	10.38	14.23	0.8	10.38	11.57	0.7
Warrants	1.17	—	—	—	—	—

Total Investments	$1,754.34	$1,675.77	100.0%	$1,702.39	$1,683.16	100.0%

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The weighted average yield of our portfolio by asset type (excluding our investment in a money market fund, if any, managed by an affiliate of Group Inc.), at amortized cost and fair value, was as follows:

	As of
	June 30, 2020		December 31, 2019
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Weighted Average Yield(1)
First Lien/Senior Secured Debt(2)	7.9%	8.9%	8.7%	8.7%
First Lien/Last-Out Unitranche(2)(3)	9.2	10.0	10.1	10.1
Second Lien/Senior Secured Debt(2)	9.4	12.3	10.7	11.8
Preferred Stock(4)	—	—	—	—
Common Stock(4)	—	—	—	—
Warrants(4)	—	—	—	—
Total Portfolio	8.1%	9.3%	9.0%	9.2%

(1)	The weighted average yield of our portfolio does not represent the total return to our stockholders.
(2)

Computed based on (a) the annual actual interest rate or yield earned plus amortization of fees and discounts on the performing debt and other income producing investments as of the reporting date, divided by (b) the total investments (including investments on non-accrual and non-income producing investments) at amortized cost or fair value. This calculation excludes exit fees that are receivable upon repayment of certain loan investments.

(3)	The calculation includes incremental yield earned on the “last-out” portion of the unitranche loan investments.
(4)

Computed based on (a) the stated coupon rate, if any, for each income-producing investment, divided by (b) the total investments (including investments on non-accrual and non-income producing investments) at amortized cost or fair value.

As of June 30, 2020, the total portfolio weighted average yield measured at amortized cost and fair value was 8.2% and 9.3%, as compared to 9.0% and 9.2%, at December 31, 2019. Within Second Lien/Senior Secured Debt, the decrease in weighted average yield at amortized cost was primarily driven by one investment placed on non-accrual status.

The following table presents certain selected information regarding our investment portfolio (excluding our investment in a money market fund, if any, managed by an affiliate of Group Inc.):

	As of
	June 30, 2020		December 31, 2019
Number of portfolio companies		83		81
Percentage of performing debt bearing a floating rate(1)		99.4%		100.0%
Percentage of performing debt bearing a fixed rate(1)(2)		0.6%		—%
Weighted average leverage (net debt/EBITDA)(3)		5.7x		5.9x
Weighted average interest coverage(3)		2.6x		2.3x
Median EBITDA(3)	$	36.76 million	$	40.25 million

(1)	Measured on a fair value basis. Excludes investments, if any, placed on non-accrual.
(2)	Includes income producing preferred stock investments, if applicable.
(3)

For a particular portfolio company, we calculate the level of contractual indebtedness net of cash (“net debt”) owed by the portfolio company and compare that amount to measures of cash flow available to service the net debt. To calculate net debt, we include debt that is both senior and pari passu to the tranche of debt owned by us but exclude debt that is legally and contractually subordinated in ranking to the debt owned by us. We believe this calculation method assists in describing the risk of our portfolio investments, as it takes into consideration contractual rights of repayment of the tranche of debt owned by us relative to other senior and junior creditors of a portfolio company. We typically calculate cash flow available for debt service at a portfolio company by taking EBITDA for the trailing twelve month period. Weighted average net debt to EBITDA is weighted based on the fair value of our debt investments, excluding investments where net debt to EBITDA may not be the appropriate measure of credit risk, such as cash collateralized loans and investments that are underwritten and covenanted based on recurring revenue.

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For a particular portfolio company, we also calculate the level of contractual interest expense owed by the portfolio company, and compare that amount to EBITDA (“interest coverage ratio”). We believe this calculation method assists in describing the risk of our portfolio investments, as it takes into consideration contractual interest obligations of the portfolio company. Weighted average interest coverage is weighted based on the fair value of our performing debt investments, excluding investments where interest coverage may not be the appropriate measure of credit risk, such as cash collateralized loans and investments that are underwritten and covenanted based on recurring revenue.

Median EBITDA is based on our debt investments, excluding investments where net debt to EBITDA may not be the appropriate measure of credit risk, such as cash collateralized loans and investments that are underwritten and covenanted based on recurring revenue.

Portfolio company statistics are derived from the most recently available financial statements of each portfolio company as of the reported end date. Statistics of the portfolio companies have not been independently verified by us and may reflect a normalized or adjusted amount.

As of June 30, 2020 and December 31, 2019, investments where net debt to EBITDA may not be the appropriate measure of credit risk represented 33.99% and 30.4%, of total debt investments at fair value. Portfolio company statistics are derived from the most recently available financial statements of each portfolio company as of the respective reported end date. Portfolio company statistics have not been independently verified by us and may reflect a normalized or adjusted amount.

Our Investment Adviser monitors the financial trends of each portfolio company on an ongoing basis to determine if it is meeting its respective business plan and to assess the appropriate course of action for each company. Our Investment Adviser has several methods of evaluating and monitoring the performance and fair value of our investments, which may include (i) assessment of success in adhering to the portfolio company’s business plan and compliance with covenants; (ii) periodic or regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor to discuss financial position, requirements and accomplishments; (iii) comparisons to our other portfolio companies in the industry, if any; (iv) attendance at and participation in board meetings or presentations by portfolio companies; and (v) review of monthly and quarterly financial statements and financial projections of portfolio companies.

As part of the monitoring process, our Investment Adviser also employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our Investment Adviser grades the credit risk of all investments on a scale of 1 to 4 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of origination or acquisition), although it may also take into account in certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors. The grading system for our investments is as follows:

•

Grade 1 investments involve the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit;

•

Grade 2 investments involve a level of risk to our initial cost basis that is similar to the risk to our initial cost basis at the time of origination or acquisition. This portfolio company is generally performing as expected and the risk factors to our ability to ultimately recoup the cost of our investment are neutral to favorable. All investments or acquired investments in new portfolio companies are initially assessed a grade of 2;

•

Grade 3 investments indicate that the risk to our ability to recoup the initial cost basis of such investment has increased materially since origination or acquisition, including as a result of factors such as declining performance and non-compliance with debt covenants; however, payments are generally not more than 120 days past due; and

•

Grade 4 investments indicate that the risk to our ability to recoup the initial cost basis of such investment has substantially increased since origination or acquisition, and the portfolio company likely has materially declining performance. For debt investments with an investment grade of 4, in most cases, most or all of the debt covenants are out of compliance and payments are substantially delinquent. For investments graded 4, it is anticipated that we will not recoup our initial cost basis and may realize a substantial loss of our initial cost basis upon exit.

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Our Investment Adviser grades the investments in our portfolio at least quarterly and it is possible that the grade of a portfolio investment may be reduced or increased over time. For investments graded 3 or 4, our Investment Adviser enhances its level of scrutiny over the monitoring of such portfolio company. The following table shows the composition of our portfolio (excluding our investment in a money market fund, if any, managed by an affiliate of Group Inc.) on the 1 to 4 grading scale:

	As of
	June 30, 2020		December 31, 2019
Investment Performance Rating	Fair Value	Percentage of Total Portfolio at Fair Value	Fair Value	Percentage of Total Portfolio at Fair Value
	(in millions)		(in millions)
Grade 1	$—	—%	$17.83	1.0%
Grade 2	1,469.69	87.7	1,643.87	97.7
Grade 3	206.09	12.3	21.46	1.3
Grade 4	—	—	—	—

Total Investments	$1,675.78	100.0%	$1,683.16	100.0%

The decrease in investments with a grade 1 investment performance rating as of June 30, 2020 compared to December 31, 2019 was primarily due to the repayment of investments with an aggregate fair value of $17.83 million. The increase in investments with a grade 3 investment performance rating as of June 30, 2020 compared to December 31, 2019 was primarily driven by increased market volatility, economic disruption and wider credit spreads resulting from the recent COVID-19 pandemic, however economic indicators generally improved as the quarter progressed, following significant declines in the first quarter, as businesses began to reopen and the government continued to maintain liquidity in the capital markets and provide fiscal stimulus to support the economy. Given the unprecedented nature of COVID-19, the operating environment of our portfolio companies is evolving rapidly. For further discussion of the impact of the COVID-19 pandemic on our portfolio, please see “ —Impact of COVID-19 Pandemic.”

The following table shows the amortized cost of our performing and non-accrual investments (excluding our investment in a money market fund, if any, managed by an affiliate of Group Inc.):

	As of
	June 30, 2020		December 31, 2019
	Amortized Cost	Percentage of Total Portfolio at Amortized Cost	Amortized Cost	Percentage of Total Portfolio at Amortized Cost
	(in millions)		(in millions)
Performing	$1,742.49	99.3%	$1,702.39	100.0%
Non-accrual	11.85	0.7%	—	—

Total Investments	$1,754.34	100.0%	$1,702.39	100.0%

Investments are placed on non-accrual status when it is probable that principal, interest or dividends will not be collected according to the contractual terms. Accrued interest or dividends generally are reversed when an investment is placed on non-accrual status. Interest or dividend payments received on non-accrual investments may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual investments are restored to accrual status when past due principal and interest or dividends are paid and, in management’s judgment, principal and interest or dividend payments are likely to remain current. We may make exceptions to this treatment if the loan has sufficient collateral value and is in the process of collection.

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The following table shows our investment activity by investment type:

	For the Three Months Ended
	June 30, 2020	June 30, 2019
	($ in millions)
New investments committed at cost:
Gross originations	$0.57	$179.11
Less: Syndications(1)	—	—

Net amount of new investments committed at cost:	$0.57	$179.11
Amount of investments committed at cost(2):
First Lien/Senior Secured Debt	$0.57	$171.60
Second Lien/Senior Secured Debt	—	7.51

Total	$0.57	$179.11

Proceeds from investments sold or repaid(9):
First Lien/Senior Secured Debt	$5.86	$85.87
First Lien/Last-Out Unitranche	0.28	0.11
Second Lien/Senior Secured Debt	14.60	0.09

Total	$20.74	$86.07

Net increase (decrease) in portfolio	$(20.17)	$93.04

Number of new portfolio companies with new investment commitments(3)	1	5
Total new investment commitment amount in new portfolio companies(3)	$0.47	$140.19
Average new investment commitment amount in new portfolio companies(3)	$0.47	$28.04
Number of existing portfolio companies with new investment commitments(3)	1	7
Total new investment commitment amount in existing portfolio companies(3)	$0.10	$38.92
Weighted average remaining term for new investment commitments (in years)(3)(4)	6.3	6.0
Percentage of new debt investment commitments at floating interest rates(3)(10)	100.0%	100.0%
Percentage of new debt investment commitments at fixed interest rates(3)(10)	—%	—%
Weighted average yield on new debt and income producing investment commitments(2)(3)(5)	9.1%	9.1%
Weighted average yield on new investment commitments(2)(3)(6)	9.1%	9.1%
Weighted average yield on debt and income producing investments sold or paid down(7)(9)	9.2%	10.0%
Weighted average yield on investments sold or paid down(8)(9)	9.2%	10.0%

(1)	Only includes syndications, if any, that occurred at the initial close of the investment.
(2)	Net of capitalized fees, expenses and original issue discount (“OID”) that occurred at the initial close of the investment.
(3)	May include positions originated during the period but not held at the reporting date.
(4)	Calculated as of the end of the relevant period and the maturity date of the individual investments.
(5)

Computed based on (a) the annual actual interest rate on new debt and income producing investment commitments, divided by (b) the total new debt and income producing investment commitments. The calculation includes incremental yield earned on the “last-out” portion of the unitranche loan investments and excludes investments that are non-accrual. The annual actual interest rate used is as of the respective quarter end date when the investment activity occurred.

(6)

Computed based on (a) the annual actual interest rate on new investment commitments, divided by (b) the total new investment commitments (including investments on non-accrual and non-income producing investments). The calculation includes incremental yield earned on the “last-out” portion of the unitranche loan investments. The annual actual interest rate used is as of the respective quarter end date when the investment activity occurred.

(7)

Computed based on (a) the annual actual interest rate on debt and income producing investments sold or paid down, divided by (b) the total debt and income producing investments sold or paid down. The calculation includes incremental yield earned on the “last-out” portion of the unitranche loan investments and excludes prepayment premiums earned on exited investments and investments that are non-accrual.

(8)

Computed based on (a) the annual actual interest rate on investments sold or paid down, divided by (b) the total investments sold or paid down (including investments on non-accrual and non-income producing investments). The calculation includes incremental yield earned on the “last-out” portion of the unitranche loan investments and excludes prepayment premiums earned on exited investments.

(9)	Excludes unfunded commitments that may have expired or otherwise been terminated without receipt of cash proceeds or other consideration.
(10)	Computed based on amount of investments committed at cost.

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RESULTS OF OPERATIONS

Our operating results were as follows:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	($ in millions)
Total investment income	$37.97	$35.78	$77.69	$66.29
Net expenses	11.79	15.28	24.68	30.00

Net investment income before taxes	26.18	20.50	53.01	36.29
Income tax expense (benefit), including excise tax	—	0.01	—	—

Net investment income after taxes	26.18	20.49	53.01	36.29
Net realized gain (loss) on investments	—	(10.56)	0.22	(10.56)
Net realized gain (loss) on foreign currency transactions	0.04	0.04	0.08	0.05
Net unrealized appreciation (depreciation) on investments	32.61	6.66	(59.33)	(2.65)
Net unrealized appreciation (depreciation) on foreign currency forward contracts and translations	(1.07)	(0.79)	(0.08)	0.46
Income tax (provision) benefit, realized and unrealized gain/loss	(0.09)	(0.24)	0.02	(0.34)

Net increase (decrease) in net assets resulting from operations	$57.67	$15.60	$(6.08)	$23.25

Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors, including acquisitions, the level of new investment commitments, the recognition of realized gains and losses and changes in unrealized appreciation and depreciation on the investment portfolio.

Investment Income

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	($ in millions)
Interest	$37.59	$35.17	$76.95	$65.22
Dividend income	0.05	0.06	0.06	0.09
Other income	0.33	0.55	0.68	0.98

Total investment income	$37.97	$35.78	$77.69	$66.29

Interest

Interest income from investments, which includes prepayment premiums and accelerated accretion of upfront loan origination fees and unamortized discounts, increased from $35.17 million for the three months ended June 30, 2019 to $37.59 million for the three months ended June 30, 2020, primarily due to an increase in recurring interest income, which resulted primarily from an increase in the size of our portfolio. The amortized cost of the portfolio increased from $1,415.35 million as of June 30, 2019 to $1,872.12 million as of June 30, 2020. Included in interest for the three months ended June 30, 2020 and 2019 is $0.15 million and $1.14 million, in prepayment premiums and $0.31 million and $1.11 million, in accelerated accretion of upfront loan origination fees and unamortized discounts.

Interest income from investments, which includes prepayment premiums and accelerated accretion of upfront loan origination fees and unamortized discounts, increased from $65.22 million for the six months ended June 30, 2019 to $76.95 million for the six months ended June 30, 2020, primarily due to an increase in recurring interest income, which resulted primarily from an increase in the size of our portfolio. The amortized cost of the portfolio increased from $1,415.35 million as of June 30, 2019 to $1,872.12 million as of June 30, 2020.Included in interest for the six months ended June 30, 2020 and 2019 is $0.15 million and $1.21 million, respectively, in prepayment premiums and $0.89 million and $1.23 million, respectively, in accelerated accretion of upfront loan origination fees and unamortized discounts.

Dividend and other income

Dividend and other income for the three and six months ended June 30, 2020 remained relatively consistent as compared to the three and six months ended June 30, 2019.

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Expenses

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	($ in millions)
Interest and other debt expenses	$6.15	$5.06	$13.60	$9.47
Management fees	3.52	3.43	7.03	6.66
Incentive fees	—	5.37	—	11.34
Professional fees	1.08	0.45	2.02	0.74
Administration, custodian and transfer agent fees	0.59	0.55	1.16	1.07
Directors’ fees	0.11	0.11	0.21	0.21
Other expenses	0.34	0.31	0.66	0.51

Total expenses	$11.79	$15.28	$24.68	$30.00

Interest and other debt expenses

Interest and other debt expenses increased from $5.06 million for the three months ended June 30, 2019 to $6.15 million for the three months ended June 30, 2020. This was primarily due to an increase in the average aggregate daily borrowings from $408.02 million to $839.79 million, partially offset by a decrease in the weighted average interest rate for the Truist Revolving Credit Facility from 4.46% to 2.77%.

Interest and other debt expenses increased from $9.47 million for the six months ended June 30, 2019 to $13.60 million for the six months ended June 30, 2020. This was primarily due to an increase in the average aggregate daily borrowings from $381.66 million to $786.44 million, partially offset by a decrease in the weighted average interest rate for the Truist Revolving Credit Facility from 4.44% to 3.26%.

Management Fees and Incentive Fees

Management Fees for the three and six months ended June 30, 2020 remained relatively consistent as compared to the three and six months ended June 30, 2019. The accrual for Incentive Fees based on income decreased from $5.37 million and $11.34 million for the three and six months ended June 30, 2019 to $0.00 for both the three and six months ended June 30, 2020 as a result of an increase in accumulated unrealized depreciation in our portfolio.

Professional fees and other general and administrative expenses

Professional fees increased from $0.45 million and $0.74 million for the three and six months ended June 30, 2019 to $1.08 million and $2.02 million for the three and six months ended June 30, 2020 primarily driven by expenses incurred from our pending Merger with GS BDC. Other general and administrative expenses for the three and six months ended June 30, 2020 remained relatively consistent as compared to the three and six months ended June 30, 2019.

Net Realized Gains (Losses) and Net Change in Unrealized Appreciation (Depreciation) on Investments

The realized gains and losses on fully exited and partially exited investments in portfolio companies consisted of the following:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(in millions)
Country Fresh Holding Company Inc.	$—	$(10.55)	$—	$(10.55)
Gastro Health Holdco, LLC	—	—	0.12	—
The Center for Orthopedic and Research Excellence, Inc. (dba HOPCo)	—	—	0.10	—
Other, net	—	(0.01)	—	(0.01)

Net realized gain (loss)	$(0.00)	$(10.56)	$0.22	$(10.56)

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For the three and six months ended June 30, 2019, net realized losses were primarily driven by our investment in Country Fresh Holding Inc. whereby, in April 2019, we exchanged our second lien debt for common equity, which resulted in a realized loss of $10.55 million.

Any changes in fair value are recorded in change in unrealized appreciation (depreciation) on investments. For further details on the valuation process, refer to “Note 2 “Significant Accounting Policies—Investments” in our consolidated financial statements. Net change in unrealized appreciation (depreciation) on investments were as follows:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	($ in millions)
Unrealized appreciation	$45.71	$15.84	$14.70	$7.84
Unrealized depreciation	(13.10)	(9.18)	(74.03)	(10.49)

Net change in unrealized appreciation (depreciation) on investments	$32.61	$6.66	$(59.33)	$(2.65)

The change in unrealized appreciation (depreciation) on investments consisted of the following:

	For the Three Months Ended June 30, 2020	For the Six Months Ended June 30, 2020
	($ in millions)
Portfolio Company:
Zep Inc.	$7.60	$4.53
Wine.com, LLC	3.40	3.04
Odyssey Logistics & Technology Corporation	2.83	(4.43)
Empirix, Inc.	2.14	1.46
Wrike, Inc.	2.00	3.31
CST Buyer Company (dba Intoxalock)	0.58	(2.35)
HS4 AcquisitionCo, Inc. (dba HotSchedules & Fourth)	0.55	(2.63)
Accuity Delivery Systems, LLC	0.43	1.56
Convene 237 Park Avenue, LLC (dba Convene)	(0.03)	(5.23)
BJH Holdings III Corp. (dba Jack’s Family Restaurants)	(0.30)	(0.64)
Apptio, Inc.	(0.41)	(0.94)
ConnectWise, LLC	(0.42)	(0.57)
SF Home Décor, LLC (dba SureFit Home Décor)	(0.45)	(1.51)
Chase Industries, Inc. (dba Senneca Holdings)	(9.66)	(11.81)
Other, net (1)	24.35	(43.12)

Total	$32.61	$(59.33)

(1)

For the three and six months ended June 30, 2020, other, net includes gross unrealized appreciation of $26.18 million and $0.80 million, respectively, and gross unrealized depreciation of $(0.66) million and $(42.75) million, respectively.

Net change in unrealized appreciation (depreciation) in our investments for the three and six months ended June 30, 2020 continued to be impacted by the COVID-19 pandemic, however economic indicators generally improved as the quarter progressed, following significant declines in the first quarter, as businesses began to reopen and the government continued to maintain liquidity in the capital markets and provide fiscal stimulus to support the economy. Given the unprecedented nature of COVID-19, the operating environment of our portfolio companies is evolving rapidly. For further discussion of the impact of the COVID-19 pandemic on our portfolio, please see “—Impact of COVID-19 Pandemic.” In addition, the net change in unrealized depreciation was driven by the unrealized depreciation in one of the investments in Chase Industries, Inc., which was placed on non-accrual status due to its capital condition.

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Valuations of investments are more difficult to determine when a severe economic shock occurs. Recent market conditions, characterized by dislocations of asset prices, higher volatility and reduced price transparency have made it more challenging to determine the fair value of some of our investments. Valuation under the current circumstances has required greater use of judgment. For further information about fair value measurements, see Note 5 “Fair Value Measurement” to our consolidated financial statements included in the Current Report on Form 8-K into which this exhibit is incorporated by reference.

	For the Three Months Ended June 30, 2019	For the Six Months Ended June 30, 2019
	($ in millions)
Portfolio Company:
Country Fresh Holding Company Inc.	$10.40	1.79
Fenergo Finance 3 Limited	0.72	0.06
Wrike, Inc.	0.60	1.06
DocuTAP, Inc.	0.51	0.51
Accuity Delivery Systems, LLC	0.43	0.97
Other, net(1)	1.96	0.89
Continuum Managed Services LLC - Class B	0.37	0.89
SPay, Inc.	(0.02)	(0.28)
Viant Medical Holdings, Inc.	(0.21)	0.14
GlobalTranz Enterprises LLC	(0.26)	(0.26)
Empirix, Inc.	(0.77)	(0.79)
Datto, Inc.	(0.85)	(0.48)
Zep Inc.	(6.22)	(7.15)

Total	$6.66	$(2.65)

(1)

For the three and six months ended June 30, 2019, other, net includes gross unrealized appreciation of $2.82 million and $2.43 million, respectively, and gross unrealized depreciation of $(0.86) million and $(1.54) million, respectively.

Net change in unrealized appreciation (depreciation) in our investments for the three and six months ended June 30, 2019 was primarily driven by the reversal of unrealized depreciation in connection with the aforementioned exchange of Country Fresh Holding Company, Inc., partially offset by the unrealized depreciation in Zep Inc., which was due to financial underperformance.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The primary use of existing funds and any funds raised in the future is expected to be for our investments in portfolio companies, cash distributions to our stockholders or for other general corporate purposes, including paying for operating expenses or debt service to the extent we borrow or issue senior securities.

We expect to generate cash primarily from the net proceeds of any future offerings of securities, drawdowns of capital commitments, future borrowings and cash flows from operations. To the extent we determine that additional capital would allow us to take advantage of additional investment opportunities, if the market for debt financing presents attractively priced debt financing opportunities, or if our Board of Directors otherwise determines that leveraging our portfolio would be in our best interest and the best interests of our stockholders, we may enter into credit facilities in addition to our existing credit facility, or issue other senior securities. We would expect any such credit facilities may be secured by certain of our assets and may contain advance rates based upon pledged collateral. The pricing and other terms of any such facilities would depend upon market conditions when we enter into any such facilities as well as the performance of our business, among other factors.

As a BDC, with certain limited exceptions, we are only permitted to borrow amounts such that our asset coverage ratio, as defined in the Investment Company Act, is at least 200% after such borrowing (or 150% if certain requirements are met). See “—Key Components of Operations – Leverage.” As of June 30, 2020 and December 31, 2019, our asset coverage ratio based on the aggregate amount outstanding of our senior securities was 216% and 228%. We may also refinance or repay any of our indebtedness at any time based on our financial condition and market conditions.

We may enter into investment commitments through signed commitment letters which may ultimately become investment transactions in the future. We regularly evaluate and carefully consider our unfunded commitments using GSAM’s proprietary risk management framework for the purpose of planning our capital resources and ongoing liquidity, including our financial leverage.

As of June 30, 2020, we had cash of approximately $18.46 million, an increase of $5.06 million from December 31, 2019. In addition, as of June 30, 2020, we had an investment in a money market fund managed by an affiliate of Group Inc. of $117.79 million. Cash used by operating activities for the six months ended June 30, 2020 was approximately $122.78 million, primarily driven by net purchases of investments of $47.13 million, net purchases of investments in the

13

affiliated money market fund of $117.79 million, a decrease in net assets resulting from operations of $6.08 million, offset by other operating activities of $48.22 million. Cash provided by financing activities for the six months ended June 30, 2020 was approximately $127.84 million, primarily driven by proceeds from the issuance of common stock of $61.81 million, net borrowings on debt of $110.89 million, offset by distributions paid of $44.43 million.

As of June 30, 2019, we had cash of approximately $11.02 million. Cash used by operating activities for the six months ended June 30, 2019 was approximately $273.95 million, primarily driven by net purchases of investments of $309.02 million, an increase in net assets resulting from operations of $23.25 million and proceeds from other operating activities of $11.82 million. Cash provided by financing activities for the six months ended June 30, 2019 was approximately $269.96 million, primarily driven by proceeds from the issuance of common stock of $124.16 million and net borrowings on debt of $180.63 million, partially offset by distributions paid of $34.68 million and other financing activities of $0.15 million.

To the extent permissible under the risk retention rules and applicable provisions of the Investment Company Act, we may raise capital by securitizing certain of our investments, including through the formation of one or more collateralized loan obligations or asset based facilities, while retaining all or most of the exposure to the performance of these investments. This would involve contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse or limited-recourse basis to purchasers. We may also pursue other forms of debt financing, including potentially from the Small Business Administration through a future small business investment company subsidiary (subject to regulatory approvals).

We had aggregate capital commitments and undrawn capital commitments from investors as follows:

	June 30, 2020			December 31, 2019
	Capital Commitments ($ in millions)	Unfunded Capital Commitments ($ in millions)	% of Capital Commitments Funded	Capital Commitments ($ in millions)	Unfunded Capital Commitments ($ in millions)	% of Capital Commitments Funded
Common Stock	$1,034.65	$—	100%	$1,034.99	$62.15	94%

The following table summarizes the total common shares issued and proceeds related to capital drawdowns:

Share Issue Date	Shares Issued	Proceeds Received ($ in millions)
For the Six Months Ended June 30, 2020
February 24, 2020	3,282,464	$61.81

Total capital drawdowns	3,282,464	$61.81

For the Six Months Ended June 30, 2019
March 25, 2019	4,286,182	$82.61
June 27, 2019	2,179,196	41.55

Total capital drawdowns	6,465,378	$124.16

Contractual Obligations

We have entered into certain contracts under which we have future commitments. Payments under the Investment Management Agreement, pursuant to which GSAM has agreed to serve as our Investment Adviser, are equal to (1) a percentage of our average NAV and (2) an Incentive Fee based on investment performance. Under the Administration Agreement, pursuant to which State Street Bank and Trust Company has agreed to furnish us with the administrative services necessary to conduct our day-to-day operations, we pay our administrator such fees as may be agreed between us and our administrator that we determine are commercially reasonable in our sole discretion. Generally, either party may terminate the Investment Management Agreement without penalty on at least 60 days’ written notice to the other party. Either party may terminate the Administration Agreement without penalty upon at least 30 days’ written notice to the other party.

The following table shows our contractual obligations as of June 30, 2020:

	Payments Due by Period ($ in millions)
	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
Truist Revolving Credit Facility	$787.00	$—	$787.00	$—	$—
Truist Revolving Credit Facility	€47.95	€—	€47.95	€—	€—

14

Euro (“€”)

Truist Revolving Credit Facility

On September 11, 2017, we entered into the Truist Revolving Credit Facility, a multicurrency facility, with various lenders. Truist Bank serves as administrative agent and Bank of America, N.A. serves as syndication agent. We amended the Truist Revolving Credit Facility on September 17, 2018, July 10, 2019, and February 25, 2020.

Total commitments under the Truist Revolving Credit Facility are $850.00 million. The accordion feature of the Truist Revolving Credit Facility allows us, subject to the satisfaction of various conditions, to bring total commitments under the Truist Revolving Credit Facility to $900.00 million.

Borrowings under the Truist Revolving Credit Facility, including amounts drawn in respect of letters of credit, bear interest (at our election) of either the Adjusted LIBO Rate (as defined in the Truist Revolving Credit Facility) plus the Applicable Margin (as defined in the Truist Revolving Credit Facility) or the Applicable Margin plus the higher of the Prime Rate (as defined in the Truist Revolving Credit Facility), Federal Funds Effective Rate (as provided for in the Truist Revolving Credit Facility) plus 0.5% or overnight London InterBank Offered Rate (“LIBOR”) plus 1.0%. Interest is payable quarterly in arrears or as defined in the Truist Revolving Credit Facility. We pay a fee of 0.375% per annum on committed but undrawn amounts under the Truist Revolving Credit Facility, payable quarterly in arrears. Any amounts borrowed under the Truist Revolving Credit Facility will mature, and all accrued and unpaid interest will be due and payable, on September 13, 2021.

The Truist Revolving Credit Facility may be guaranteed by certain of our subsidiaries that are formed or acquired by us in the future (collectively, the “Guarantors”). Proceeds from borrowings may be used for general corporate purposes, including the funding of portfolio investments.

Our obligations to the lenders under the Truist Revolving Credit Facility are secured by a first priority security interest in substantially all of our portfolio of investments and cash, with certain exceptions. The Truist Revolving Credit Facility contains certain customary covenants, including: (i) maintaining a minimum shareholder’s equity, (ii) maintaining an asset coverage ratio of at least 2 to 1, (iii) maintaining a minimum liquidity test of at least 15% of the “covered debt amount” during any period when the “adjusted covered debt balance” is greater than 85% of the “adjusted borrowing base,” as such quoted terms are defined in the Truist Revolving Credit Facility and (iv) restrictions on industry concentrations in our investment portfolio. We are in compliance with these covenants.

The Truist Revolving Credit Facility also includes customary representations and warranties, conditions precedent to funding of draws and events of default (including a change in control event of default trigger).

For further details, see Note 6 “Debt – Truist Revolving Credit Facility” to our consolidated financial statements included in the Current Report on Form 8-K into which this exhibit is incorporated by reference.

HEDGING

Subject to applicable provisions of the Investment Company Act and applicable Commodity Futures Trading Commission (“CFTC”) regulations, we may enter into hedging transactions in a manner consistent with SEC guidance. To the extent that any of our loans are denominated in a currency other than U.S. dollars, we may enter into currency hedging contracts to reduce our exposure to fluctuations in currency exchange rates. We may also enter into interest rate hedging agreements. Such hedging activities, which will be subject to compliance with applicable legal requirements, may include the use of futures, options, swaps and forward contracts. Costs incurred in entering into such contracts or in settling them, if any, will be borne by us. Our Investment Adviser has claimed no-action relief from CFTC registration and regulation as a commodity pool operator pursuant to a CFTC Rule 4.5 with respect to our operations, with the result that we will be limited in our ability to use futures contracts or options on futures contracts or engage in swap transactions. Specifically, CFTC Rule 4.5 imposes strict limitations on using such derivatives other than for hedging purposes, whereby the use of derivatives not used solely for hedging purposes is generally limited to situations where (i) the aggregate initial margin and premiums required to establish such positions does not exceed five percent of the liquidation value of our portfolio, after taking into account unrealized profits and unrealized losses on any such contracts it has entered into; or (ii) the aggregate net notional value of such derivatives does not exceed 100% of the liquidation value of our portfolio. Moreover, we anticipate entering into transactions involving such derivatives to a very limited extent solely for hedging purposes or otherwise within the limitations of CFTC Rule 4.5.

15

OFF-BALANCE SHEET ARRANGEMENTS

We may become a party to investment commitments and to financial instruments with off-balance sheet risk in the normal course of our business to fund investments and to meet the financial needs of our portfolio companies. These instruments may include commitments to extend credit and involve, to varying degrees, elements of liquidity and credit risk in excess of the amount recognized in the balance sheet. As of June 30, 2020, we believed that we had adequate financial resources to satisfy our unfunded commitments. Our unfunded commitments to provide funds to portfolio companies were as follows:

	As of
	June 30, 2020	December 31, 2019
	(in millions)
Unfunded Commitments
First Lien/Senior Secured Debt	$87.43	$124.08
First Lien/Last-Out Unitranche	—	—
Second Lien/Senior Secured Debt	—	4.15

Total	$87.43	$128.23

As of June 30, 2020, we had aggregate Commitments and undrawn Commitments from investors as follows:

	June 30, 2020
	Capital Commitments ($ in millions)	Unfunded Capital Commitments ($ in millions)	% of Capital Commitments Funded
Common Stock	$1,034.65	$—	100%

RECENT DEVELOPMENTS

We generally expect to pay quarterly distributions to our stockholders out of assets legally available for distribution. For the quarter ending September 30, 2020, we did not declare a distribution, reflecting our desire to increase our net equity capital position. For a description of our distribution policy, see Note 2 “Significant Accounting Policies – Distributions” to our consolidated financial statements included in the Current Report on Form 8-K into which this exhibit is incorporated by reference. For a discussion of the MMLC Distribution, see “Overview – Pending Merger with GS BDC”.

On July 13, 2020, GS BDC filed an amended registration statement on Form N-14, which included a joint proxy statement of us and GS BDC and a prospectus of GS BDC. The registration statement on Form N-14 was declared effective by the SEC on July 31, 2020. On August 4, 2020, GS BDC filed its final joint proxy statement/prospectus on Form 497, which was mailed on August 11, 2020 to GS BDC’s stockholders of record as of August 3, 2020. Special meetings for each of ours and GS BDC’s stockholders are scheduled for October 2, 2020 to vote on the matters described in the joint proxy statement/prospectus as required by the Merger Agreement.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ materially.

For a description of our critical accounting policies, see Note 2 “Significant Accounting Policies” to our consolidated financial statements included in the Current Report on Form 8-K into which this exhibit is incorporated by reference. We consider the most significant accounting policies to be those related to our Valuation of Portfolio Investments, Revenue Recognition, Non-Accrual Investments, Distribution Policy and Income Taxes.

16

Exhibit 99.2

GOLDMAN SACHS MIDDLE MARKET LENDING CORP.

FINANCIAL INFORMATION

Goldman Sachs Middle Market Lending Corp.

Consolidated Statements of Assets and Liabilities

(in thousands, except share and per share amounts)

	June 30, 2020 (Unaudited)	December 31, 2019
Assets
Investments, at fair value
Non-controlled/non-affiliated investments (cost of $1,708,569 and $1,656,685)	$1,625,388	$1,633,562
Non-controlled affiliated investments (cost of $45,766 and $45,702)	50,390	49,598
Investments in affiliated money market fund (cost of $117,788 and $-)	117,788	—
Cash	18,463	13,393
Receivable for investments sold	200	41
Interest and dividends receivable	10,416	7,022
Deferred financing costs	2,335	2,617
Unrealized appreciation on foreign currency forward contracts	45	46
Other assets	227	96

Total assets	$1,825,252	$1,706,375

Liabilities
Debt	$840,872	$729,986
Interest and other debt expenses payable	453	713
Management fees payable	3,524	3,520
Incentive fees payable	—	3,419
Distribution payable	—	21,272
Directors’ fees payable	97	—
Accrued expenses and other liabilities	2,941	2,676

Total liabilities	$847,887	$761,586

Commitments and Contingencies (Note 8)
Net Assets
Preferred stock, par value $0.001 per share (1,000,000 shares authorized, no shares issued and outstanding)	$—	$—
Common stock, par value $0.001 per share (200,000,000 shares authorized, 53,844,947 and 50,562,483 shares issued and outstanding as of June 30, 2020 and December 31, 2019)	54	51
Paid-in capital in excess of par	1,034,279	972,476
Distributable earnings	(56,968)	(27,738)

TOTAL NET ASSETS	$977,365	$944,789

TOTAL LIABILITIES AND NET ASSETS	$1,825,252	$1,706,375

Net asset value per share	$18.15	$18.69

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs Middle Market Lending Corp.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Investment Income:
From non-controlled/non-affiliated investments:
Interest income	$36,820	$34,509	$75,386	$63,884
Other income	277	545	608	967

Total investment income from non-controlled/non-affiliated investments	37,097	35,054	75,994	64,851
From non-controlled affiliated investments:
Interest income	765	665	1,568	1,332
Dividend income	51	55	58	91
Other income	59	6	66	13

Total investment income from non-controlled affiliated investments	875	726	1,692	1,436

Total investment income	$37,972	$35,780	$77,686	$66,287

Expenses:
Interest and other debt expenses	$6,154	$5,057	$13,600	$9,468
Management fees	3,524	3,429	7,025	6,656
Incentive fees	—	5,372	—	11,340
Professional fees	1,080	452	2,017	735
Administration, custodian and transfer agent fees	586	552	1,165	1,070
Directors’ fees	107	108	213	213
Other expenses	343	310	660	514

Total expenses	$11,794	$15,280	$24,680	$29,996

NET INVESTMENT INCOME BEFORE TAXES	$26,178	$20,500	$53,006	$36,291

Income tax expense (benefit), including excise tax	$—	$6	$—	$(1)

NET INVESTMENT INCOME AFTER TAXES	$26,178	$20,494	$53,006	$36,292

Net realized and unrealized gains (losses):
Net realized gain (loss) from:
Non-controlled/non-affiliated investments	$—	$(10,559)	$226	$(10,561)
Foreign currency forward contracts	72	—	110	12
Foreign currency transactions	(31)	35	(27)	38
Net change in unrealized appreciation (depreciation) from:
Non-controlled/non-affiliated investments	32,199	5,532	(60,058)	(4,188)
Non-controlled affiliated investments	411	1,123	728	1,537
Foreign currency forward contracts	(111)	(63)	(1)	45
Foreign currency translations	(956)	(726)	(77)	417

Net realized and unrealized gains (losses)	$31,584	$(4,658)	$(59,099)	$(12,700)

(Provision) benefit for taxes on realized gain/loss on investments	$—	$100	$—	$100
(Provision) benefit for taxes on unrealized appreciation/depreciation on investments	(91)	(340)	16	(443)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$57,671	$15,596	$(6,077)	$23,249

Weighted average shares outstanding	53,844,947	47,386,851	52,871,029	45,373,734
Net investment income per share (basic and diluted)	$0.49	$0.43	$1.00	$0.80
Earnings (loss) per share (basic and diluted)	$1.07	$0.33	$(0.11)	$0.51

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs Middle Market Lending Corp.

Consolidated Statements of Changes in Net Assets

(in thousands, except share and per share amounts)

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net assets at beginning of period	$919,694	$891,925	$944,789	$820,154
Increase (decrease) in net assets resulting from operations:
Net investment income	$26,178	$20,494	$53,006	$36,292
Net realized gain (loss)	41	(10,524)	309	(10,511)
Net change in unrealized appreciation (depreciation)	31,543	5,866	(59,408)	(2,189)
(Provision) benefit for taxes on realized gain/loss on investments	—	100	—	100
(Provision) benefit for taxes on unrealized appreciation/depreciation on investments	(91)	(340)	16	(443)

Net increase (decrease) in net assets resulting from operations	$57,671	$15,596	$(6,077)	$23,249

Distributions to stockholders from:
Distributable earnings	$—	$(20,335)	$(23,153)	$(38,827)

Total distributions to stockholders	$—	$(20,335)	$(23,153)	$(38,827)

Capital transactions:
Issuance of common shares	$—	$41,545	$61,806	$124,155

Net increase (decrease) in net assets resulting from capital transactions	$—	$41,545	$61,806	$124,155

TOTAL INCREASE (DECREASE) IN NET ASSETS	$57,671	$36,806	$32,576	$108,577

Net assets at end of period	$977,365	$928,731	$977,365	$928,731

Distributions declared per share	$—	$0.43	$0.43	$0.86

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs Middle Market Lending Corp.

Consolidated Statements of Cash Flows

(in thousands, except share and per share amounts)

(Unaudited)

	For the Six Months Ended
	June 30, 2020	June 30, 2019
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations:	$(6,077)	$23,249
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used for) operating activities:
Purchases of investments	(145,375)	(418,208)
Payment-in-kind interest capitalized	(771)	(537)
Investments in affiliated money market fund, net	(117,788)	—
Proceeds from sales of investments and principal repayments	98,245	109,193
Net realized (gain) loss	(220)	10,561
Net change in unrealized (appreciation) depreciation on investments	59,330	2,651
Net change in unrealized (appreciation) depreciation on foreign currency forward contracts and transactions	(8)	(47)
Amortization of premium and accretion of discount, net	(3,827)	(3,302)
Amortization of deferred financing costs	712	600
Change in operating assets and liabilities:
(Increase) decrease in receivable for investments sold	(159)	66
(Increase) decrease in interest and dividends receivable	(3,394)	(739)
(Increase) decrease in other assets	(131)	157
Increase (decrease) in interest and other debt expenses payable	(260)	(42)
Increase (decrease) in management fees payable	4	530
Increase (decrease) in incentive fees payable	(3,419)	1,860
Increase (decrease) in directors’ fees payable	97	103
Increase (decrease) in accrued expenses and other liabilities	265	(48)

Net cash provided by (used for) operating activities	$(122,776)	$(273,953)

Cash flows from financing activities:
Proceeds from issuance of common stock	$61,806	$124,155
Distributions paid	(44,425)	(34,682)
Financing costs paid	(430)	(148)
Borrowings on debt	238,086	377,785
Repayments of debt	(127,200)	(197,150)

Net cash provided by (used for) financing activities	$127,837	$269,960

Net increase (decrease) in cash	5,061	(3,993)
Effect of foreign exchange rate changes on cash and cash equivalents	9	2
Cash, beginning of period	13,393	15,010

Cash, end of period	$18,463	$11,019

Supplemental and non-cash activities
Interest expense paid	$12,859	$8,413
Accrued but unpaid excise tax expense	$—	$8
Accrued but unpaid distributions	$—	$20,335
Exchange of investments	$11,852	$1,054

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs Middle Market Lending Corp.

Consolidated Schedule of Investments as of June 30, 2020

(in thousands, except share and per share amounts)

(Unaudited)

Investment*	Industry	Interest Rate (+)	Reference Rate and Spread (+)	Maturity	Par Amount/ Shares (++)	Cost	Fair Value
1st Lien/Senior Secured Debt - 131.81% #
3SI Security Systems, Inc.(1)	Commercial Services & Supplies	6.75%	L + 5.75%; 1.00% Floor	06/16/2023	$2,238	$2,218	$2,171
Accuity Delivery Systems, LLC^ (1) (2)	Health Care Providers & Services	8.32%	L + 7.00%; 1.00% Floor	06/13/2023	14,480	14,200	14,625
Acquia, Inc.(1) (2)	Software	8.00%	L + 7.00%; 1.00% Floor	10/31/2025	18,197	17,865	17,606
Acquia, Inc.(1) (2) (3)	Software		L + 7.00%; 1.00% Floor	10/31/2025	1,946	(35)	(63)
Apptio, Inc.(2)	IT Services	8.25%	L + 7.25%; 1.00% Floor	01/10/2025	46,452	45,701	44,826
Apptio, Inc.(2) (3)	IT Services		L + 7.25%; 1.00% Floor	01/10/2025	3,160	(48)	(111)
Associations, Inc.(1) (2)	Real Estate Management & Development	8.46%	L + 7.00% (incl. 3.00% PIK); 1.00% Floor	07/30/2024	19,596	19,424	18,812
Associations, Inc.(1) (2) (3)	Real Estate Management & Development	8.46%	L + 7.00% (incl. 3.00% PIK); 1.00% Floor	07/30/2024	4,291	3,042	2,907
Associations, Inc.(1) (2)	Real Estate Management & Development	7.46%	L + 6.00%; 1.00% Floor	07/30/2024	836	829	802
Axiom Software(2) (3)	Health Care Technology			07/31/2027	419	—	—
Axiom Software(2) (3)	Health Care Technology			07/31/2026	66	—	—
BJH Holdings III Corp. (dba Jack’s Family Restaurants)(2)	Hotels, Restaurants & Leisure	6.75%	L + 5.75%; 1.00% Floor	08/19/2025	9,051	8,971	8,327
Brillio, LLC(1) (2)	IT Services	5.75%	L + 4.75%; 1.00% Floor	02/06/2025	6,534	6,481	6,305
Brillio, LLC(1) (2) (3)	IT Services	5.75%	L + 4.75%; 1.00% Floor	02/06/2025	2,200	1,100	1,023
Bullhorn, Inc.(1) (2)	Professional Services	6.57%	L + 5.50%; 1.00% Floor	10/01/2025	16,029	15,813	15,548
Bullhorn, Inc.(1) (2)	Professional Services	6.50%	L + 5.50%; 1.00% Floor	10/01/2025	799	788	775
Bullhorn, Inc.(1) (2)	Professional Services	6.57%	L + 5.50%; 1.00% Floor	10/01/2025	265	261	257
Bullhorn, Inc.(1) (2) (3)	Professional Services	6.57%	L + 5.50%; 1.00% Floor	10/01/2025	1,065	185	167
Businessolver.com, Inc.(1) (2)	Health Care Technology	8.50%	L + 7.50%; 1.00% Floor	05/15/2023	30,076	29,697	28,948
Businessolver.com, Inc.(1) (2)	Health Care Technology	8.50%	L + 7.50%; 1.00% Floor	05/15/2023	4,511	4,450	4,342
Businessolver.com, Inc.(1) (2) (3)	Health Care Technology		L + 7.50%; 1.00% Floor	05/15/2023	3,760	(44)	(141)
CFS Management, LLC (dba Center for Sight Management)(1) (2)	Health Care Providers & Services	7.34%	L + 5.75%; 1.00% Floor	07/01/2024	6,957	6,899	6,609
CFS Management, LLC (dba Center for Sight Management)(1) (2) (3)	Health Care Providers & Services		L + 5.75%; 1.00% Floor	07/01/2024	2,067	(17)	(103)
Chronicle Bidco Inc. (dba Lexitas)(1) (2)	Professional Services	6.75%	L + 5.75%; 1.00% Floor	11/14/2025	10,249	10,061	9,915
Chronicle Bidco Inc. (dba Lexitas)(1) (2) (3)	Professional Services	6.75%	L + 5.75%; 1.00% Floor	11/14/2025	4,318	2,265	2,186
Chronicle Bidco Inc. (dba Lexitas)(1) (2) (3)	Professional Services		L + 5.75%; 1.00% Floor	11/14/2025	1,300	(23)	(42)
Collaborative Imaging, LLC (dba Texas Radiology Associates)^^^ (1) (2)	Health Care Providers & Services	7.50%	L + 6.50%; 1.00% Floor	03/28/2025	12,700	12,559	12,287
Collaborative Imaging, LLC (dba Texas Radiology Associates)^^^ (1) (2)	Health Care Providers & Services	7.50%	L + 6.50%; 1.00% Floor	03/28/2025	9,673	9,544	9,359
ConnectWise, LLC(1) (2)	IT Services	7.07%	L + 6.00%; 1.00% Floor	02/28/2025	19,856	19,497	19,112
ConnectWise, LLC(1) (2) (3)	IT Services		L + 6.00%; 1.00% Floor	02/28/2025	1,524	(27)	(57)
Convene 237 Park Avenue, LLC (dba Convene)(1) (2)	Real Estate Management & Development	9.09%	L + 7.50%; 1.50% Floor	08/30/2024	31,000	30,465	26,350
Convene 237 Park Avenue, LLC (dba Convene)(1) (2)	Real Estate Management & Development	9.13%	L + 7.50%; 1.50% Floor	08/30/2024	9,120	8,999	7,752
CorePower Yoga LLC(2)	Diversified Consumer Services	5.61%	L + 4.75%	05/14/2025	14,771	14,585	13,293
CorePower Yoga LLC(2) (3)	Diversified Consumer Services		L + 4.75%	05/14/2025	236	(3)	(24)
CorePower Yoga LLC(2) (3)	Diversified Consumer Services		L + 4.75%	05/14/2025	1,010	(12)	(101)
CST Buyer Company (dba Intoxalock)(2)	Diversified Consumer Services	6.32%	L + 5.25%; 1.00% Floor	10/03/2025	18,124	17,915	15,949
CST Buyer Company (dba Intoxalock)(2) (3)	Diversified Consumer Services	6.32%	L + 5.25%; 1.00% Floor	10/03/2025	1,294	761	621
DDS USA Holding, Inc.(1) (2)	Health Care Equipment & Supplies	6.25%	L + 5.25%; 1.00% Floor	06/30/2022	5,377	5,362	5,216
DDS USA Holding, Inc.(1) (2)	Health Care Equipment & Supplies	6.25%	L + 5.25%; 1.00% Floor	06/30/2022	5,083	5,069	4,931
DDS USA Holding, Inc.(1) (2)	Health Care Equipment & Supplies	6.25%	L + 5.25%; 1.00% Floor	06/30/2022	1,533	1,529	1,487
Diligent Corporation(1) (2)	Professional Services	6.50%	L + 5.50%; 1.00% Floor	04/14/2022	€22,707	26,105	25,320
Diligent Corporation(1) (2)	Professional Services	6.50%	L + 5.50%; 1.00% Floor	04/14/2022	5,433	5,396	5,392
Diligent Corporation(1) (2)	Professional Services	6.50%	L + 5.50%; 1.00% Floor	04/14/2022	2,092	2,078	2,077
Diligent Corporation(1) (2) (3)	Professional Services	6.50%	L + 5.50%; 1.00% Floor	04/14/2022	1,800	1,561	1,571
Diligent Corporation(1) (2)	Professional Services	6.57%	L + 5.50%; 1.00% Floor	04/14/2022	723	717	717
Diligent Corporation(1) (2)	Professional Services	6.50%	L + 5.50%; 1.00% Floor	04/14/2022	350	347	347
Diligent Corporation(1) (2) (3)	Professional Services		L + 5.50%; 1.00% Floor	04/14/2022	6,083	(42)	(46)

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs Middle Market Lending Corp.

Consolidated Schedule of Investments as of June 30, 2020

(in thousands, except share and per share amounts)

(Unaudited)

Investment*	Industry	Interest Rate (+)	Reference Rate and Spread (+)	Maturity	Par Amount/ Shares (++)	Cost	Fair Value
DocuTAP, Inc.(1) (2)	Health Care Technology	6.50%	L + 5.50%; 1.00% Floor	05/12/2025	$34,890	$34,156	$33,843
E2open, LLC(1) (2)	Software	6.75%	L + 5.75%; 1.00% Floor	11/26/2024	24,118	23,914	23,394
Elemica Parent, Inc.(1) (2)	Chemicals	5.81%	L + 5.50%	09/18/2025	4,236	4,142	3,929
Elemica Parent, Inc.(1) (2) (3)	Chemicals	5.98%	L + 5.50%	09/18/2025	550	391	363
Elemica Parent, Inc.(1) (2) (3)	Chemicals		L + 5.50%	09/18/2025	830	(9)	(60)
Empirix, Inc.(1) (2)	Diversified Telecommunication Services	7.25%	L + 6.25%; 1.00% Floor	09/25/2024	31,338	30,924	29,615
Empirix, Inc.(1) (2) (3)	Diversified Telecommunication Services		L + 6.25%; 1.00% Floor	09/25/2023	1,800	(21)	(99)
Eptam Plastics, Ltd.(1) (2)	Health Care Equipment & Supplies	6.50%	L + 5.50%; 1.00% Floor	12/06/2025	6,347	6,259	6,156
Eptam Plastics, Ltd.(1) (2)	Health Care Equipment & Supplies	6.50%	L + 5.50%; 1.00% Floor	12/06/2025	1,354	1,335	1,313
Eptam Plastics, Ltd.(1) (2) (3)	Health Care Equipment & Supplies		L + 5.50%; 1.00% Floor	12/06/2025	2,708	(18)	(81)
Fenergo Finance 3 Limited(1) (2) (4)	Diversified Financial Services	7.00%	L + 6.00%; 1.00% Floor	09/05/2024	€25,300	29,019	27,927
Fenergo Finance 3 Limited(1) (2) (3) (4)	Diversified Financial Services		L + 6.00%; 1.00% Floor	09/05/2024	1,683	(21)	(29)
Fenergo Finance 3 Limited(1) (2) (3) (4)	Diversified Financial Services		L + 6.00%; 1.00% Floor	09/05/2024	€2,200	(32)	(43)
FWR Holding Corporation (dba First Watch Restaurants)(1) (3)	Hotels, Restaurants & Leisure		L + 5.50%; 1.00% Floor	08/21/2023	96	—	(5)
FWR Holding Corporation (dba First Watch Restaurants) (1)	Hotels, Restaurants & Leisure	6.50%	L + 5.50%; 1.00% Floor	08/21/2023	4,007	3,978	3,797
FWR Holding Corporation (dba First Watch Restaurants) (1)	Hotels, Restaurants & Leisure	6.50%	L + 5.50%; 1.00% Floor	08/21/2023	3,013	2,991	2,855
FWR Holding Corporation (dba First Watch Restaurants) (1)	Hotels, Restaurants & Leisure	6.50%	L + 5.50%; 1.00% Floor	08/21/2023	2,998	2,976	2,840
FWR Holding Corporation (dba First Watch Restaurants)(1)	Hotels, Restaurants & Leisure	6.50%	L + 5.50%; 1.00% Floor	08/21/2023	11,306	11,142	10,713
FWR Holding Corporation (dba First Watch Restaurants)(1)	Hotels, Restaurants & Leisure	6.50%	L + 5.50%; 1.00% Floor	08/21/2023	2,259	2,227	2,141
FWR Holding Corporation (dba First Watch Restaurants)(1)	Hotels, Restaurants & Leisure	6.50%	L + 5.50%; 1.00% Floor	08/21/2023	1,428	1,408	1,353
FWR Holding Corporation (dba First Watch Restaurants)(1) (3)	Hotels, Restaurants & Leisure	7.10%	L + 5.50%; 1.00% Floor	08/21/2023	1,506	770	712
Gastro Health Holdco, LLC(1) (2)	Health Care Providers & Services	7.05%	L + 6.00%; 1.00% Floor	09/04/2024	13,830	13,624	13,139
Gastro Health Holdco, LLC(1) (2)	Health Care Providers & Services	7.00%	L + 6.00%; 1.00% Floor	09/04/2024	7,141	7,032	6,784
Gastro Health Holdco, LLC(1) (2)	Health Care Providers & Services	7.01%	L + 6.00%; 1.00% Floor	09/04/2024	6,903	6,813	6,558
Gastro Health Holdco, LLC(1) (2) (3)	Health Care Providers & Services		L + 6.00%; 1.00% Floor	09/04/2023	2,900	(37)	(145)
GlobalTranz Enterprises, Inc.(2)	Road & Rail	5.18%	L + 5.00%	05/15/2026	11,387	11,188	8,768
Governmentjobs.com, Inc. (dba NeoGov)(1) (2)	Software	7.50%	L + 6.50%; 1.00% Floor	02/05/2026	29,153	28,601	28,570
Governmentjobs.com, Inc. (dba NeoGov)(1) (2) (3)	Software	7.50%	L + 6.50%; 1.00% Floor	02/05/2026	3,887	219	214
Granicus, Inc.(1) (2)	Software	5.75%	L + 4.75%; 1.00% Floor	09/07/2022	14,489	14,392	14,417
HS4 AcquisitionCo, Inc. (dba HotSchedules & Fourth)(1) (2)	Hotels, Restaurants & Leisure	7.75%	L + 6.75%; 1.00% Floor	07/09/2025	34,501	34,053	31,568
HS4 AcquisitionCo, Inc. (dba HotSchedules & Fourth)(1) (2) (3)	Hotels, Restaurants & Leisure	7.75%	L + 6.75%; 1.00% Floor	07/09/2025	2,805	876	673
Hygiena Borrower LLC	Life Sciences Tools & Services	5.02%	L + 4.00%; 1.00% Floor	08/26/2022	5,221	5,178	4,960
Hygiena Borrower LLC(3)	Life Sciences Tools & Services		L + 4.00%; 1.00% Floor	08/26/2022	550	(4)	(28)
iCIMS, Inc.(2)	Software	7.50%	L + 6.50%; 1.00% Floor	09/12/2024	42,594	41,956	40,997
iCIMS, Inc.(2)	Software	7.50%	L + 6.50%; 1.00% Floor	09/12/2024	7,844	7,714	7,550
iCIMS, Inc.(2) (3)	Software		L + 6.50%; 1.00% Floor	09/12/2024	2,662	(38)	(100)
Instructure Holdings(1) (2)	Diversified Consumer Services	8.00%	L + 7.00%; 1.00% Floor	03/24/2026	38,688	38,222	38,205
Instructure Holdings(1) (2) (3)	Diversified Consumer Services		L + 7.00%; 1.00% Floor	03/24/2026	3,000	(36)	(38)

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs Middle Market Lending Corp.

Consolidated Schedule of Investments as of June 30, 2020

(in thousands, except share and per share amounts)

(Unaudited)

Investment*	Industry	Interest Rate (+)	Reference Rate and Spread (+)	Maturity	Par Amount/ Shares (++)	Cost	Fair Value
Integral Ad Science, Inc.(1) (2)	Interactive Media & Services	8.25%	L + 7.25% (incl. 1.25% PIK); 1.00% Floor	07/19/2024	$36,785	$36,257	$35,314
Integral Ad Science, Inc.(1) (2) (3)	Interactive Media & Services		L + 6.00%; 1.00% Floor	07/19/2023	2,586	(32)	(103)
Internet Truckstop Group, LLC (dba Truckstop)(1) (2)	Transportation Infrastructure	6.50%	L + 5.50%; 1.00% Floor	04/02/2025	32,215	31,550	31,168
Internet Truckstop Group, LLC (dba Truckstop)(1) (2) (3)	Transportation Infrastructure		L + 5.50%; 1.00% Floor	04/02/2025	2,600	(52)	(85)
Lithium Technologies, Inc.(1) (2)	Interactive Media & Services	9.00%	L + 8.00%; 1.00% Floor	10/03/2022	50,047	49,409	47,670
Lithium Technologies, Inc.(1) (2) (3)	Interactive Media & Services	9.21%	L + 8.00%; 1.00% Floor	10/03/2022	3,448	1,684	1,560
Mailgun Technologies, Inc.(1) (2)	Interactive Media & Services	6.58%	L + 5.50%; 1.00% Floor	03/26/2025	23,054	22,668	22,247
Mailgun Technologies, Inc.(1) (2) (3)	Interactive Media & Services		L + 5.50%; 1.00% Floor	03/26/2025	1,448	—	(51)
Midwest Transport, Inc.(1) (2)	Road & Rail	8.07%	L + 7.00%; 1.00% Floor	10/02/2023	16,516	16,401	16,475
MMIT Holdings, LLC (dba Managed Markets Insight & Technology)(1) (2)	Health Care Technology	6.50%	L + 5.50%; 1.00% Floor	11/15/2024	29,582	29,109	28,990
MMIT Holdings, LLC (dba Managed Markets Insight & Technology)(1) (2) (3)	Health Care Technology	6.50%	L + 5.50%; 1.00% Floor	11/15/2024	4,525	3,733	3,711
MRI Software LLC	Real Estate Management & Development	6.57%	L + 5.50%; 1.00% Floor	02/10/2026	13,608	13,484	12,928
MRI Software LLC(3)	Real Estate Management & Development		L + 5.50%; 1.00% Floor	02/10/2026	990	(9)	(50)
MRI Software LLC(3)	Real Estate Management & Development		L + 5.50%; 1.00% Floor	02/10/2026	1,020	(10)	(51)
Netvoyage Corporation (dba NetDocuments)(1) (2)	Software	8.83%	L + 7.75%; 1.00% Floor	03/22/2024	7,897	7,802	7,601
Netvoyage Corporation (dba NetDocuments)(1) (2)	Software	8.83%	L + 7.75%; 1.00% Floor	03/22/2024	5,955	5,851	5,732
Netvoyage Corporation (dba NetDocuments)(1) (2)	Software	8.83%	L + 7.75%; 1.00% Floor	03/24/2022	882	867	849
Netvoyage Corporation (dba NetDocuments)(1) (2) (3)	Software		L + 7.75%; 1.00% Floor	03/24/2022	610	(4)	(23)
Picture Head Midco LLC(1) (2)	Entertainment	7.75%	L + 6.75%; 1.00% Floor	08/31/2023	27,467	27,068	24,857
PlanSource Holdings, Inc.(1) (2)	Health Care Technology	7.95%	L + 6.25%; 1.00% Floor	04/22/2025	33,940	33,371	32,667
PlanSource Holdings, Inc.(1) (2) (3)	Health Care Technology		L + 6.25%; 1.00% Floor	04/22/2025	4,681	(75)	(176)
Power Stop, LLC(2)	Auto Components	4.93%	L + 4.75%	10/19/2025	10,737	10,715	9,663
Premier Imaging, LLC (dba Lucid Health)(1) (2)	Health Care Providers & Services	6.75%	L + 5.75%; 1.00% Floor	01/02/2025	17,170	16,938	16,355
PT Intermediate Holdings III, LLC (dba Parts Town)(2)	Trading Companies & Distributors	6.50%	L + 5.50%; 1.00% Floor	10/15/2025	17,233	17,155	15,338
Riverpoint Medical, LLC(1) (2)	Health Care Equipment & Supplies	5.75%	L + 4.75%; 1.00% Floor	06/21/2025	13,338	13,281	12,471
Riverpoint Medical, LLC(1) (2) (3)	Health Care Equipment & Supplies		L + 4.75%; 1.00% Floor	06/21/2025	2,450	(10)	(159)
Selectquote, Inc.(2)	Insurance	7.01%	L + 6.00%; 1.00% Floor	11/05/2024	12,082	11,868	12,082
SF Home Décor, LLC (dba SureFit Home Décor)(1) (2)	Household Products	10.75%	L + 9.75%; 1.00% Floor	07/13/2022	23,625	23,199	21,322
Shopatron, LLC (dba Kibo)(1) (2)	Internet & Direct Marketing Retail	9.08%	L + 8.00%; 1.00% Floor	12/18/2020	8,902	8,827	8,768
Shopatron, LLC (dba Kibo)(1) (2) (5)	Internet & Direct Marketing Retail	9.08%	L + 8.00%; 1.00% Floor	12/18/2020	2,744	2,738	2,702
SPay, Inc. (dba Stack Sports)(1) (2)	Interactive Media & Services	8.82%	L + 7.75% (incl. 2.00% PIK); 1.00% Floor	06/17/2024	14,914	14,706	13,124
SPay, Inc. (dba Stack Sports)(1) (2)	Interactive Media & Services	8.84%	L + 7.75% (incl. 2.00% PIK); 1.00% Floor	06/17/2024	1,087	1,072	956
SPay, Inc. (dba Stack Sports)(1) (2)	Interactive Media & Services	8.97%	L + 7.75% (incl. 2.00% PIK); 1.00% Floor	06/17/2024	543	540	478
The Center for Orthopedic and Research Excellence, Inc. (dba HOPCo)(1) (2)	Health Care Providers & Services	6.50%	L + 5.50%; 1.00% Floor	08/15/2025	15,854	15,645	15,022
The Center for Orthopedic and Research Excellence, Inc. (dba HOPCo)(1) (2) (3)	Health Care Providers & Services		L + 5.50%; 1.00% Floor	08/15/2025	2,707	(35)	(142)
Viant Medical Holdings, Inc.(2)	Health Care Equipment & Supplies	7.25%	L + 6.25%; 1.00% Floor	07/02/2025	19,021	18,728	17,500
Villa Bidco Inc (dba Authority Brands)(1) (2)	Diversified Consumer Services	6.75%	L + 5.75%; 1.00% Floor	03/21/2025	16,133	15,788	15,770
Villa Bidco Inc (dba Authority Brands)(1) (2) (3)	Diversified Consumer Services	8.00%	P + 4.75%	03/21/2025	1,297	330	329

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs Middle Market Lending Corp.

Consolidated Schedule of Investments as of June 30, 2020

(in thousands, except share and per share amounts)

(Unaudited)

Investment*	Industry	Interest Rate (+)		Reference Rate and Spread (+)	Maturity	Par Amount/ Shares (++)	Cost	Fair Value
VRC Companies, LLC (dba Vital Records Control)(1)	Commercial Services & Supplies	7.50%		L + 6.50%; 1.00% Floor	03/31/2023	$9,951	$9,887	$9,876
VRC Companies, LLC (dba Vital Records Control)(1) (3)	Commercial Services & Supplies			L + 6.50%; 1.00% Floor	03/31/2022	249	(1)	(2)
WebPT, Inc.(1) (2)	Health Care Technology	7.75%		L + 6.75%; 1.00% Floor	08/28/2024	14,933	14,677	14,299
WebPT, Inc.(1) (2)	Health Care Technology	7.75%		L + 6.75%; 1.00% Floor	08/28/2024	1,556	1,529	1,489
WebPT, Inc.(1) (2) (3)	Health Care Technology			L + 6.75%; 1.00% Floor	08/28/2024	1,867	(16)	(79)
Wine.com, LLC(1) (2)	Beverages	8.00%		L + 7.00%; 1.00% Floor	11/14/2024	9,000	8,860	8,978
Wolfpack IP Co. (dba Lone Wolf Technologies)(1) (2) (4)	Real Estate Management & Development	7.50%		L + 6.50%; 1.00% Floor	06/13/2025	47,220	46,410	46,275
Wolfpack IP Co. (dba Lone Wolf Technologies)(1) (2) (3) (4)	Real Estate Management & Development			L + 6.50%; 1.00% Floor	06/13/2025	4,722	(78)	(94)
WorkForce Software, LLC(1) (2)	Software	7.50%		L + 6.50%; 1.00% Floor	07/31/2025	12,764	12,541	12,062
WorkForce Software, LLC(1) (2) (3)	Software			L + 6.50%; 1.00% Floor	07/31/2025	1,123	(19)	(62)
Wrike, Inc.(2)	Professional Services	7.83%		L + 6.75%; 1.00% Floor	12/31/2024	32,260	31,719	31,292
Wrike, Inc.(2) (3)	Professional Services			L + 6.75%; 1.00% Floor	12/31/2024	2,300	(35)	(69)
Xactly Corporation(1) (2)	IT Services	8.25%		L + 7.25%; 1.00% Floor	07/29/2022	34,852	34,493	34,155
Xactly Corporation(1) (2) (3)	IT Services			L + 7.25%; 1.00% Floor	07/29/2022	2,177	(18)	(44)
Yasso, Inc.(1) (2)	Food Products	8.82%		L + 7.75%; 1.00% Floor	03/23/2022	7,369	7,310	7,369

Total 1st Lien/Senior Secured Debt							1,335,588	1,288,224
1st Lien/Last-Out Unitranche (6) - 10.17%
Doxim, Inc.(1) (2)	Diversified Financial Services	7.00%		L + 6.00%; 1.00% Floor	02/28/2024	27,300	26,705	26,276
Doxim, Inc.(1) (2)	Diversified Financial Services	7.00%		L + 6.00%; 1.00% Floor	02/28/2024	22,376	21,901	21,537
RugsUSA, LLC(1) (2)	Household Products	7.50%		L + 6.50%; 1.00% Floor	04/30/2023	8,330	8,279	8,122
Smarsh, Inc.(1) (2)	Interactive Media & Services	8.88%		L + 7.88%; 1.00% Floor	03/31/2021	44,033	43,819	43,482

Total 1st Lien/Last-Out Unitranche							100,704	99,417
2nd Lien/Senior Secured Debt - 26.55%
American Dental Partners, Inc.(1) (2)	Health Care Providers & Services	9.50%		L + 8.50%; 1.00% Floor	09/25/2023	5,333	5,256	4,799
Chase Industries, Inc. (dba Senneca Holdings)(1) (2) (7)	Building Products			11.00% PIK	05/11/2026	12,150	11,847	—
Chase Industries, Inc. (dba Senneca Holdings)(1) (2)	Building Products	10.00	% PIK	10.00% PIK	11/11/2025	12,150	10,702	9,842
ERC Finance, LLC (dba Eating Recovery Center)(1) (2)	Health Care Providers & Services	9.22%		L + 8.22%; 1.00% Floor	09/22/2025	25,400	24,978	24,511
Genesis Acquisition Co. (dba ProCare Software)(1) (2)	Diversified Financial Services	8.95%		L + 7.50%	07/31/2025	10,000	9,803	9,025
Genesis Acquisition Co. (dba ProCare Software)(1) (2)	Diversified Financial Services	7.67%		L + 7.50%	07/31/2025	2,500	2,445	2,256
Hygiena Borrower LLC(1)	Life Sciences Tools & Services	8.75%		L + 7.75%; 1.00% Floor	08/26/2023	2,650	2,615	2,531
Hygiena Borrower LLC(1)	Life Sciences Tools & Services	8.75%		L + 7.75%; 1.00% Floor	08/26/2023	139	137	133
ICP Industrial, Inc.(1) (2)	Chemicals	9.25%		L + 8.25%; 1.00% Floor	05/03/2024	28,900	28,420	27,816
Intelligent Medical Objects, Inc.(1) (2)	Health Care Technology	9.50%		L + 8.50%; 1.00% Floor	12/22/2024	21,900	21,495	21,024
Market Track, LLC(1) (2)	Media	8.75%		L + 7.75%; 1.00% Floor	06/05/2025	20,000	19,578	18,700
National Spine and Pain Centers, LLC(1)(2)	Health Care Providers & Services	9.25%		L + 8.25%; 1.00% Floor	12/02/2024	17,400	17,047	16,182
Odyssey Logistics & Technology Corporation(2)	Road & Rail	9.07%		L + 8.00%; 1.00% Floor	10/12/2025	26,626	26,174	21,301
SMB Shipping Logistics, LLC (dba Worldwide Express)(1) (2)	Air Freight & Logistics	9.00%		L + 8.00%; 1.00% Floor	02/03/2025	25,000	24,690	23,250
Spectrum Plastics Group, Inc.(2)	Containers & Packaging	8.07%		L + 7.00%	01/31/2026	6,278	6,254	4,708
USRP Holdings, Inc. (dba U.S. Retirement Partners)(1) (2)	Insurance	9.75%		L + 8.75%; 1.00% Floor	09/29/2025	9,700	9,606	9,021
USRP Holdings, Inc. (dba U.S. Retirement Partners)(1) (2)	Insurance	9.83%		L + 8.75%; 1.00% Floor	09/29/2025	1,584	1,569	1,473
Xcellence, Inc. (dba Xact Data Discovery)(1) (2)	IT Services	9.75%		L + 8.75%; 1.00% Floor	06/22/2024	26,100	25,616	24,273
YI, LLC (dba Young Innovations)(1) (2)	Health Care Equipment & Supplies	8.82%		L + 7.75%; 1.00% Floor	11/07/2025	21,608	21,122	18,853
Zep Inc.(2)	Chemicals	9.32%		L + 8.25%; 1.00% Floor	08/11/2025	30,500	29,942	19,825

Total 2nd Lien/Senior Secured Debt							299,296	259,523

The accompanying notes are part of these unaudited consolidated financial statements.

Investment*	Industry	Par Amount/ Shares (++)	Cost	Fair Value
Preferred Stock* - 1.47%
Accuity Delivery Systems, LLC^ (1) (2) (8) (9)	Health Care Providers & Services	136,589	$4,500	$8,550
Wine.com, LLC(1) (2) (8) (9)	Beverages	314,154	2,700	5,831

Total Preferred Stock			7,200	14,381
Common Stock* - 1.46%
Collaborative Imaging Holdco, LLC (dba Texas Radiology Associates) - Class B^^^ (1) (2) (9)	Health Care Providers & Services	11,719	1,580	2,007
Collaborative Imaging Holdco, LLC (dba Texas Radiology Associates) - Performance Units^^^ (1) (2) (4) (8) (9)	Health Care Providers & Services	11,060	220	399
Country Fresh Holding Company Inc.(1) (2) (8) (9)	Food Products	843	1,053	191
Elah Holdings, Inc.^ (1) (2) (8) (9)	Capital Markets	65,436	3,163	3,163
National Spine and Pain Centers, LLC(1) (2) (8) (9)	Health Care Providers & Services	500	500	25
Wrike, Inc.(1) (2) (8) (9)	Professional Services	4,949,520	3,075	7,969
Yasso, Inc.(1) (2) (8) (9)	Food Products	790	790	479

Total Common Stock			10,381	14,233
Warrants - 0.00%
KDOR Holdings Inc. (dba Senneca Holdings)(1) (2) (9)	Building Products	1,406	$1,036	$—
KDOR Holdings Inc. (dba Senneca Holdings)(1) (2) (9)	Building Products	176	130	—

Total Warrants			1,166	—

	Yield	Shares	Cost	Fair Value
Investments in Affiliated Money Market Fund* - 12.05%
Goldman Sachs Financial Square Government Fund - Institutional Shares^^^ (10)	0.15%	117,787,817	117,788	117,788

Total Investments in Affiliated Money Market Fund			117,788	117,788

TOTAL INVESTMENTS - 183.51%			$1,872,123	$1,793,566

LIABILITIES IN EXCESS OF OTHER ASSETS - (83.51%)				$(816,201)
NET ASSETS - 100.00%				$977,365

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs Middle Market Lending Corp.

Consolidated Schedule of Investments as of June 30, 2020

(in thousands, except share and per share amounts)

(Unaudited)

*	Assets are pledged as collateral for the Truist Revolving Credit Facility. See Note 6 “Debt”.
#	Percentages are based on net assets.
(+)

Represents the actual interest rate for partially or fully funded debt in effect as of the reporting date. Variable rate loans bear interest at a rate that may be determined by the larger of the floor or the reference to either LIBOR (“L”) or alternate base rate (commonly based on the Prime Rate (“P”)), at the borrower’s option, which reset periodically based on the terms of the credit agreement. L loans are typically indexed to 12 month, 6 month, 3 month, 2 month, 1 month or 1 week L rates. As of June 30, 2020, rates for the 12 month, 6 month, 3 month, 2 month, 1 month and 1 week L are 0.55%, 0.37%, 0.30%, 0.23%, 0.16% and 0.10%, respectively. As of June 30, 2020, P was 3.25%. For investments with multiple reference rates or alternate base rates, the interest rate shown is the weighted average interest rate in effect at June 30, 2020.

(++)

The total par amount is presented for debt investments, while the number of shares or units owned is presented for equity investments. Par amount is denominated in U.S. Dollars (“$”) unless otherwise noted, Euro (“€”).

^

As defined in the Investment Company Act of 1940, the portfolio company is deemed to be an “affiliated person” of the Company because the Company owns, either directly or indirectly, 5% or more of the portfolio company’s outstanding voting securities. See Note 3 “Significant Agreements and Related Party Transactions”.

^^^	The portfolio company is otherwise deemed to be an “affiliated person” of the Company under the Investment Company Act of 1940. See Note 3 “Significant Agreements and Related Party Transactions”.
(1)	The fair value of the investment was determined using significant unobservable inputs. See Note 5 “Fair Value Measurement”.
(2)

Represent co-investments made with certain funds managed by the Investment Adviser in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. See Note 3 “Significant Agreements and Related Party Transactions”.

(3)

Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. The negative cost, if applicable, is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value, if applicable, is the result of the capitalized discount on the loan. See Note 8 “Commitments and Contingencies”.

(4)

The investment is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of June 30, 2020 the aggregate fair value of these securities is $74,435 or 4.08% of the Company’s total assets.

(5)	The investment includes an exit fee that is receivable upon repayment of the loan. See Note 2 “Significant Accounting Policies”.
(6)

In exchange for the greater risk of loss, the “last-out” portion of the Company’s unitranche loan investment generally earns a higher interest rate than the “first-out” portions. The “first-out” portion of the loan would generally receive priority with respect to payment of principal, interest and any other amounts due thereunder over the “last-out” portion that the Company would continue to hold.

(7)	The investment is on non-accrual status as of June 30, 2020.
(8)	Non-income producing security.
(9)

Securities exempt from registration under the Securities Act of 1933 (the “Securities Act”), and may be deemed to be “restricted securities” under the Securities Act. As of June 30, 2020, the aggregate fair value of these securities is $28,614 or 2.93% of the Company’s net assets. The acquisition dates of the restricted securities are as follows:

Investment	Acquisition Date
Accuity Delivery Systems, LLC - Preferred Stock	06/13/2018
Collaborative Imaging Holdco, LLC (dba Texas Radiology Associates) - Class B - Common Stock	03/30/2018
Collaborative Imaging Holdco, LLC (dba Texas Radiology Associates) - Performance Units - Common Stock	03/30/2018
Country Fresh Holding Company Inc. - Common Stock	04/29/2019
Elah Holdings, Inc. - Common Stock	05/09/2018
KDOR Holdings Inc. (dba Senneca Holdings) - Warrants	05/29/2020
KDOR Holdings Inc. (dba Senneca Holdings) - Warrants	05/29/2020
National Spine and Pain Centers, LLC - Common Stock	06/02/2017
Wine.com, LLC - Preferred Stock	11/14/2018
Wrike, Inc. - Common Stock	12/31/2018
Yasso, Inc. - Common Stock	03/23/2017

(10)	The rate shown is the annualized seven-day yield as of June 30, 2020.

PIK – Payment-In-Kind

ADDITIONAL INFORMATION

Foreign currency forward contracts

Counterparty	Currency Purchased		Currency Sold		Settlement	Unrealized Appreciation (Depreciation)
Bank of America, N.A.	USD	549	EUR	446	07/06/2020	$48
Bank of America, N.A.	USD	321	EUR	288	07/06/2020	(2)
Bank of America, N.A.	USD	729	EUR	650	10/05/2020	(4)
Bank of America, N.A.	USD	716	EUR	635	01/05/2021	(1)
Bank of America, N.A.	USD	702	EUR	620	04/06/2021	—
Bank of America, N.A.	USD	701	EUR	617	07/06/2021	2
Bank of America, N.A.	USD	400	EUR	350	10/05/2021	2

						$45

Currency Abbreviations:
EUR - Euro
USD - U.S. Dollar

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs Middle Market Lending Corp.

Consolidated Schedule of Investments as of December 31, 2019

(in thousands, except share and per share amounts)

Investment*	Industry	Interest Rate (+)	Reference Rate and Spread (+)	Maturity	Par Amount/ Shares (++)	Cost	Fair Value
1st Lien/Senior Secured Debt - 134.05%#
3SI Security Systems, Inc.(1)	Commercial Services & Supplies	7.65%	L + 5.75%; 1.00% Floor	06/16/2023	$2,249	$2,227	$2,227
Accuity Delivery Systems, LLC^ (1) (2)	Health Care Providers & Services	8.75%	L + 7.00%; 1.00% Floor	06/13/2023	14,480	14,159	14,371
Acquia, Inc.(2)	Software	8.91%	L + 7.00%; 1.00% Floor	10/31/2025	18,197	17,841	17,833
Acquia, Inc.(2) (3)	Software		L + 7.00%; 1.00% Floor	10/31/2025	1,946	(38)	(39)
Apptio, Inc.(1) (2)	IT Services	8.96%	L + 7.25%; 1.00% Floor	01/10/2025	46,452	45,634	45,639
Apptio, Inc.(1) (2) (3)	IT Services		L + 7.25%; 1.00% Floor	01/10/2025	3,160	(53)	(55)
Associations, Inc.(1) (2)	Real Estate Management & Development	9.09%	L + 7.00% (incl. 3.00% PIK); 1.00% Floor	07/30/2024	19,300	19,110	19,107
Associations, Inc.(1) (2) (3)	Real Estate Management & Development	9.09%	L + 7.00% (incl. 3.00% PIK); 1.00% Floor	07/30/2024	4,247	2,907	2,905
Associations, Inc.(1) (2) (3)	Real Estate Management & Development		L + 4.00%; 1.00% Floor	07/30/2024	836	(8)	(8)
BJH Holdings III Corp. (dba Jack’s Family Restaurants)(1) (2)	Hotels, Restaurants & Leisure	7.55%	L + 5.75%; 1.00% Floor	08/19/2025	9,097	9,010	9,006
Brillio, LLC(1) (2)	IT Services	6.55%	L + 4.75%; 1.00% Floor	02/06/2025	6,567	6,509	6,501
Brillio, LLC(1) (2) (3)	IT Services		L + 4.75%; 1.00% Floor	02/06/2025	2,200	—	(22)
Bullhorn, Inc.(1) (2)	Professional Services	7.44%	L + 5.50%; 1.00% Floor	10/01/2025	16,109	15,876	15,868
Bullhorn, Inc.(1) (2) (3)	Professional Services	7.46%	L + 5.50%; 1.00% Floor	10/01/2025	1,331	247	246
Bullhorn, Inc.(1) (2) (3)	Professional Services		L + 5.50%; 1.00% Floor	10/01/2025	799	(11)	(12)
Businessolver.com, Inc.(1) (2)	Health Care Technology	9.41%	L + 7.50%; 1.00% Floor	05/15/2023	30,076	29,640	29,550
Businessolver.com, Inc.(1) (2)	Health Care Technology	9.41%	L + 7.50%; 1.00% Floor	05/15/2023	4,511	4,441	4,432
Businessolver.com, Inc.(1) (2) (3)	Health Care Technology	9.98%	L + 7.50%; 1.00% Floor	05/15/2023	3,760	1,452	1,438
CFS Management, LLC (dba Center for Sight Management)(1) (2)	Health Care Providers & Services	7.95%	L + 5.75%; 1.00% Floor	07/01/2024	6,992	6,927	6,923
CFS Management, LLC (dba Center for Sight Management)(1) (2) (3)	Health Care Providers & Services		L + 5.75%; 1.00% Floor	07/01/2024	2,067	(19)	(21)
Chronicle Bidco Inc. (dba Lexitas)(2)	Professional Services	7.66%	L + 5.75%; 1.00% Floor	11/14/2025	10,300	10,098	10,094
Chronicle Bidco Inc. (dba Lexitas)(2) (3)	Professional Services		L + 5.75%; 1.00% Floor	11/14/2025	1,300	(25)	(26)
Chronicle Bidco Inc. (dba Lexitas)(2) (3)	Professional Services		L + 5.75%; 1.00% Floor	11/14/2025	4,330	(42)	(43)
Clarkson Eyecare, LLC (dba EyeCare Partners)(2)	Health Care Providers & Services	8.05%	L + 6.25%; 1.00% Floor	04/02/2021	10,953	10,776	10,733
Clarkson Eyecare, LLC (dba EyeCare Partners)(2)	Health Care Providers & Services	8.05%	L + 6.25%; 1.00% Floor	04/02/2021	7,241	7,123	7,097
Collaborative Imaging, LLC (dba Texas Radiology Associates)^^^ (1) (2)	Health Care Providers & Services	8.30%	L + 6.50%; 1.00% Floor	03/28/2025	12,700	12,547	12,478
Collaborative Imaging, LLC (dba Texas Radiology Associates)^^^ (1) (2)	Health Care Providers & Services	8.30%	L + 6.50%	03/28/2025	9,673	9,533	9,504
ConnectWise, LLC(2)	IT Services	7.94%	L + 6.00%; 1.00% Floor	02/28/2025	19,957	19,564	19,707
ConnectWise, LLC(2) (3)	IT Services		L + 6.00%; 1.00% Floor	02/28/2025	1,524	(30)	(19)
Convene 237 Park Avenue, LLC (dba Convene)(1) (2)	Real Estate Management & Development	9.54%	L + 7.50%; 1.50% Floor	08/30/2024	31,000	30,414	30,380
Convene 237 Park Avenue, LLC (dba Convene)(1) (2) (3)	Real Estate Management & Development		L + 7.50%; 1.50% Floor	08/30/2024	9,120	(85)	(182)
CorePower Yoga LLC(2)	Diversified Consumer Services	6.44%	L + 4.50%	05/14/2025	12,389	12,219	12,203
CorePower Yoga LLC(2) (3)	Diversified Consumer Services		L + 4.75%	05/14/2025	1,010	(14)	(15)
CorePower Yoga LLC(2) (3)	Diversified Consumer Services		L + 4.50%	05/14/2025	2,692	(36)	(40)
CST Buyer Company (dba Intoxalock)(2)	Diversified Consumer Services	7.55%	L + 5.75%; 1.00% Floor	10/03/2025	18,215	17,989	18,215
CST Buyer Company (dba Intoxalock)(2) (3)	Diversified Consumer Services		L + 5.75%; 1.00% Floor	10/03/2025	1,294	(16)	—
DDS USA Holding, Inc.(1) (2)	Health Care Equipment & Supplies	7.22%	L + 5.25%; 1.00% Floor	06/30/2022	5,405	5,386	5,378
DDS USA Holding, Inc.(1) (2)	Health Care Equipment & Supplies	7.22%	L + 5.25%; 1.00% Floor	06/30/2022	5,112	5,093	5,086
DDS USA Holding, Inc.(1) (2) (3)	Health Care Equipment & Supplies	9.00%	P + 4.25%; 1.00% Floor	06/30/2022	1,533	148	146
Diligent Corporation(1) (2)	Professional Services	7.42%	L + 5.50%; 1.00% Floor	04/14/2022	€22,822	26,188	25,344
Diligent Corporation(1) (2)	Professional Services	7.58%	L + 5.50%; 1.00% Floor	04/14/2022	5,460	5,413	5,406
Diligent Corporation(1) (2)	Professional Services	7.42%	L + 5.50%; 1.00% Floor	04/14/2022	2,103	2,084	2,082
Diligent Corporation(1) (2) (3)	Professional Services	7.48%	L + 5.50%; 1.00% Floor	04/14/2022	1,800	1,555	1,566

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs Middle Market Lending Corp.

Consolidated Schedule of Investments as of December 31, 2019 (continued)

(in thousands, except share and per share amounts)

Investment*	Industry	Interest Rate (+)	Reference Rate and Spread (+)	Maturity	Par Amount/ Shares (++)	Cost	Fair Value
Diligent Corporation(1) (2)	Professional Services	7.56%	L + 5.50%; 1.00% Floor	04/14/2022	$727	$719	$719
Diligent Corporation(1) (2)	Professional Services	7.42%	L + 5.50%; 1.00% Floor	04/14/2022	352	348	348
Diligent Corporation(1) (2) (3)	Professional Services		L + 5.50%; 1.00% Floor	04/14/2022	6,083	(53)	(61)
DiscoverOrg, LLC(2)	Software	6.30%	L + 4.50%	02/02/2026	23,522	23,311	23,581
DocuTAP, Inc.(1) (2)	Health Care Technology	7.30%	L + 5.50%; 1.00% Floor	05/12/2025	35,066	34,265	35,066
E2open, LLC(1) (2)	Software	7.66%	L + 5.75%; 1.00% Floor	11/26/2024	24,239	24,015	23,997
Elemica Parent, Inc.(1) (2)	Chemicals	7.40%	L + 5.50%	09/18/2025	4,257	4,155	4,151
Elemica Parent, Inc.(1) (2) (3)	Chemicals	7.40%	L + 5.50%	09/18/2025	550	171	170
Elemica Parent, Inc.(1) (2) (3)	Chemicals		L + 5.50%	09/18/2025	830	(10)	(21)
Empirix, Inc.(1) (2)	Diversified Telecommunication Services	8.20%	L + 6.25%; 1.00% Floor	09/25/2024	31,492	31,036	28,343
Empirix, Inc.(1) (2) (3)	Diversified Telecommunication Services		L + 6.25%; 1.00% Floor	09/25/2023	1,800	(24)	(180)
Eptam Plastics, Ltd.(2)	Health Care Equipment & Supplies	7.30%	L + 5.50%; 1.00% Floor	12/06/2025	6,363	6,268	6,267
Eptam Plastics, Ltd.(2) (3)	Health Care Equipment & Supplies	7.30%	L + 5.50%; 1.00% Floor	12/06/2025	1,354	318	318
Eptam Plastics, Ltd.(2) (3)	Health Care Equipment & Supplies		L + 5.50%; 1.00% Floor	12/06/2025	2,708	(20)	(20)
Fenergo Finance 3 Limited(1) (2) (4)	Diversified Financial Services	8.31%	L + 6.25%; 1.00% Floor	09/05/2024	€25,300	28,983	28,166
Fenergo Finance 3 Limited(1) (2) (3) (4)	Diversified Financial Services		L + 6.25%; 1.00% Floor	09/05/2024	1,683	(23)	(13)
Fenergo Finance 3 Limited(1) (2) (3) (4)	Diversified Financial Services		L + 6.25%; 1.00% Floor	09/05/2024	€2,200	(35)	(19)
FWR Holding Corporation (dba First Watch Restaurants) (1)	Hotels, Restaurants & Leisure	7.29%	L + 5.50%; 1.00% Floor	08/21/2023	4,043	4,009	4,002
FWR Holding Corporation (dba First Watch Restaurants) (1)	Hotels, Restaurants & Leisure	7.29%	L + 5.50%; 1.00% Floor	08/21/2023	3,024	2,999	2,994
FWR Holding Corporation (dba First Watch Restaurants) (1) (3)	Hotels, Restaurants & Leisure		L + 5.50%; 1.00% Floor	08/21/2023	3,040	(25)	(30)
FWR Holding Corporation (dba First Watch Restaurants)(1)	Hotels, Restaurants & Leisure	7.29%	L + 5.50%; 1.00% Floor	08/21/2023	11,408	11,219	11,294
FWR Holding Corporation (dba First Watch Restaurants)(1)	Hotels, Restaurants & Leisure	7.29%	L + 5.50%; 1.00% Floor	08/21/2023	2,279	2,243	2,256
FWR Holding Corporation (dba First Watch Restaurants)(1)	Hotels, Restaurants & Leisure	7.29%	L + 5.50%; 1.00% Floor	08/21/2023	1,441	1,418	1,427
FWR Holding Corporation (dba First Watch Restaurants)(1) (3)	Hotels, Restaurants & Leisure	7.29%	L + 5.50%; 1.00% Floor	08/21/2023	1,506	1,256	1,265
Gastro Health Holdco, LLC(1) (2)	Health Care Providers & Services	7.45%	L + 5.50%; 1.00% Floor	09/04/2024	17,963	17,668	17,693
Gastro Health Holdco, LLC(1) (2)	Health Care Providers & Services	7.43%	L + 5.50%; 1.00% Floor	09/04/2024	7,171	7,050	7,063
Gastro Health Holdco, LLC(1) (2) (3)	Health Care Providers & Services	7.40%	L + 5.50%; 1.00% Floor	09/04/2024	6,933	5,769	5,757
Gastro Health Holdco, LLC(1) (2) (3)	Health Care Providers & Services		L + 5.50%; 1.00% Floor	09/04/2023	2,900	(43)	(44)
Gastro Health Holdco, LLC(1) (2) (3)	Health Care Providers & Services		L + 5.50%; 1.00% Floor	09/04/2024	7,200	(59)	(108)
GlobalTranz Enterprises, Inc.(2)	Road & Rail	6.79%	L + 5.00%	05/15/2026	11,444	11,230	10,414
GlobalTranz Enterprises, Inc.(2) (3)	Road & Rail		L + 5.00%	05/15/2026	2,968	—	(267)
Granicus, Inc.(2)	Software	6.69%	L + 4.75%; 1.00% Floor	09/07/2022	14,565	14,446	14,419
HS4 AcquisitionCo, Inc. (dba HotSchedules & Fourth)(1) (2)	Hotels, Restaurants & Leisure	8.71%	L + 6.75%; 1.00% Floor	07/09/2025	34,501	33,854	33,811
HS4 AcquisitionCo, Inc. (dba HotSchedules & Fourth)(1) (2) (3)	Hotels, Restaurants & Leisure	8.54%	L + 6.75%; 1.00% Floor	07/09/2025	2,805	369	365
Hygiena Borrower LLC	Life Sciences Tools & Services	5.94%	L + 4.00%; 1.00% Floor	08/26/2022	5,314	5,261	5,208
Hygiena Borrower LLC(3)	Life Sciences Tools & Services		L + 4.00%; 1.00% Floor	08/26/2022	550	(5)	(11)
Hygiena Borrower LLC(3)	Life Sciences Tools & Services		L + 4.00%; 1.00% Floor	08/26/2022	814	(4)	(16)
iCIMS, Inc.(1) (2)	Software	8.29%	L + 6.50%; 1.00% Floor	09/12/2024	42,594	41,893	41,849
iCIMS, Inc.(1) (2)	Software	8.29%	L + 6.50%; 1.00% Floor	09/12/2024	7,844	7,701	7,707

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs Middle Market Lending Corp.

Consolidated Schedule of Investments as of December 31, 2019 (continued)

(in thousands, except share and per share amounts)

Investment*	Industry	Interest Rate (+)	Reference Rate and Spread (+)	Maturity	Par Amount/ Shares (++)	Cost	Fair Value
iCIMS, Inc.(1) (2) (3)	Software		L + 6.50%; 1.00% Floor	09/12/2024	$2,662	$(42)	$(47)
Integral Ad Science, Inc.(1) (2)	Interactive Media & Services	9.05%	L + 7.25% (incl. 1.25% PIK); 1.00% Floor	07/19/2024	36,554	35,970	36,005
Integral Ad Science, Inc.(1) (2) (3)	Interactive Media & Services		L + 6.00%; 1.00% Floor	07/19/2023	2,586	(37)	(39)
Internet Truckstop Group, LLC (dba Truckstop)(1) (2)	Transportation Infrastructure	6.95%	L + 5.00%; 1.00% Floor	04/02/2025	32,377	31,651	31,892
Internet Truckstop Group, LLC (dba Truckstop)(1) (2) (3)	Transportation Infrastructure		L + 5.00%; 1.00% Floor	04/02/2025	2,600	(57)	(39)
Lithium Technologies, Inc.(1) (2)	Interactive Media & Services	10.04%	L + 8.00%; 1.00% Floor	10/03/2022	50,047	49,285	49,296
Lithium Technologies, Inc.(1) (2) (3)	Interactive Media & Services		L + 8.00%; 1.00% Floor	10/03/2022	3,448	(48)	(52)
Mailgun Technologies, Inc.(1) (2)	Interactive Media & Services	6.95%	L + 5.00%; 1.00% Floor	03/26/2025	23,170	22,749	22,765
Mailgun Technologies, Inc.(1) (2) (3)	Interactive Media & Services		L + 5.00%; 1.00% Floor	03/26/2025	1,448	—	(25)
Midwest Transport, Inc.(1) (2)	Road & Rail	9.06%	L + 7.00%; 1.00% Floor	10/02/2023	16,969	16,835	16,799
MMIT Holdings, LLC (dba Managed Markets Insight & Technology)(1) (2)	Health Care Technology	7.43%	L + 5.50%; 1.00% Floor	11/15/2024	29,732	29,211	29,212
MMIT Holdings, LLC (dba Managed Markets Insight & Technology)(1) (2) (3)	Health Care Technology	7.44%	L + 5.50%; 1.00% Floor	11/15/2024	4,525	1,193	1,188
Netvoyage Corporation (dba NetDocuments) (1) (2)	Software	9.55%	L + 7.75%; 1.00% Floor	03/22/2024	5,985	5,869	5,910
Netvoyage Corporation (dba NetDocuments)(1) (2)	Software	9.55%	L + 7.75%; 1.00% Floor	03/22/2024	7,937	7,831	7,838
Netvoyage Corporation (dba NetDocuments)(1) (2) (3)	Software		L + 7.75%; 1.00% Floor	03/24/2022	610	(5)	(8)
Pathway Vet Alliance LLC(1) (2)	Health Care Providers & Services	6.30%	L + 4.50%	12/20/2024	6,956	6,896	6,886
Pathway Vet Alliance LLC(1) (2)	Health Care Providers & Services	6.30%	L + 4.50%	12/20/2024	2,459	2,436	2,434
Picture Head Midco LLC(1) (2)	Entertainment	8.55%	L + 6.75%; 1.00% Floor	08/31/2023	27,467	27,014	27,055
PlanSource Holdings, Inc.(1) (2)	Health Care Technology	8.15%	L + 6.25%; 1.00% Floor	04/22/2025	33,940	33,324	33,261
PlanSource Holdings, Inc.(1) (2) (3)	Health Care Technology		L + 6.25%; 1.00% Floor	04/22/2025	4,681	(83)	(94)
Power Stop, LLC(2)	Auto Components	6.44%	L + 4.50%	10/19/2025	10,791	10,768	10,683
Premier Imaging, LLC (dba Lucid Health)(2)	Health Care Providers & Services	7.49%	L + 5.75%; 1.00% Floor	01/02/2025	17,257	17,001	16,998
PT Intermediate Holdings III, LLC (dba Parts Town)(2)	Trading Companies & Distributors	7.44%	L + 5.50%; 1.00% Floor	10/15/2025	17,320	17,235	17,233
Riverpoint Medical, LLC(1) (2)	Health Care Equipment & Supplies	6.97%	L + 5.00%; 1.00% Floor	06/21/2025	13,406	13,343	13,272
Riverpoint Medical, LLC(1) (2) (3)	Health Care Equipment & Supplies		L + 5.00%; 1.00% Floor	06/21/2025	2,450	(11)	(25)
Selectquote, Inc.(2)	Insurance	7.70%	L + 6.00%; 1.00% Floor	11/05/2024	15,800	15,492	15,484
SF Home Décor, LLC (dba SureFit Home Décor)(1) (2)	Household Products	11.70%	L + 9.75%; 1.00% Floor	07/13/2022	23,963	23,436	23,064
Shopatron, LLC (dba Kibo)(1) (2)	Internet & Direct Marketing Retail	9.95%	L + 8.00%; 1.00% Floor	12/18/2020	8,947	8,795	8,812
Shopatron, LLC (dba Kibo)(1) (2) (8)	Internet & Direct Marketing Retail	9.95%	L + 8.00%; 1.00% Floor	12/18/2020	2,757	2,729	2,716
SPay, Inc. (dba Stack Sports)(1) (2)	Interactive Media & Services	7.55%	L + 5.75%; 1.00% Floor	06/17/2024	14,745	14,515	14,266
SPay, Inc. (dba Stack Sports)(1) (2) (3)	Interactive Media & Services	7.52%	L + 5.75%; 1.00% Floor	06/17/2024	1,630	1,062	1,034
SPay, Inc. (dba Stack Sports)(1) (2)	Interactive Media & Services	7.76%	L + 5.75%; 1.00% Floor	06/17/2024	543	539	526
The Center for Orthopedic and Research Excellence, Inc. (dba HOPCo)(1) (2)	Health Care Providers & Services	7.31%	L + 5.25%; 1.00% Floor	08/15/2025	19,578	19,300	19,236
The Center for Orthopedic and Research Excellence, Inc. (dba HOPCo)(1) (2) (3)	Health Care Providers & Services	7.31%	L + 5.25%; 1.00% Floor	08/15/2025	2,707	97	88
The Center for Orthopedic and Research Excellence, Inc. (dba HOPCo)(1) (2) (3)	Health Care Providers & Services		L + 5.25%; 1.00% Floor	08/15/2025	6,768	(54)	(118)
Viant Medical Holdings, Inc.(2)	Health Care Equipment & Supplies	8.16%	L + 6.25%; 1.00% Floor	07/02/2025	19,117	18,798	18,926
VRC Companies, LLC (dba Vital Records Control)(1)	Commercial Services & Supplies	8.30%	L + 6.50%; 1.00% Floor	03/31/2023	10,000	9,925	9,925
VRC Companies, LLC (dba Vital Records Control)(1) (3)	Commercial Services & Supplies	8.60%	L + 6.50%; 1.00% Floor	03/31/2022	249	136	136
WebPT, Inc.(1) (2)	Health Care Technology	8.66%	L + 6.75%; 1.00% Floor	08/28/2024	14,933	14,651	14,635
WebPT, Inc.(1) (2) (3)	Health Care Technology		L + 6.75%; 1.00% Floor	08/28/2024	1,556	(29)	(31)
WebPT, Inc.(1) (2) (3)	Health Care Technology		L + 6.75%; 1.00% Floor	08/28/2024	1,867	(17)	(37)

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs Middle Market Lending Corp.

Consolidated Schedule of Investments as of December 31, 2019 (continued)

(in thousands, except share and per share amounts)

Investment*	Industry	Interest Rate (+)	Reference Rate and Spread (+)	Maturity	Par Amount/ Shares (++)	Cost	Fair Value
Wine.com, LLC(1) (2)	Beverages	8.93%	L + 7.00%; 1.00% Floor	11/14/2024	$9,000	$8,847	$8,820
Wolfpack IP Co. (dba Lone Wolf Technologies)(1) (2) (4)	Real Estate Management & Development	8.29%	L + 6.50%; 1.00% Floor	06/13/2025	47,220	46,344	46,275
Wolfpack IP Co. (dba Lone Wolf Technologies)(1) (2) (3) (4)	Real Estate Management & Development		L + 6.50%; 1.00% Floor	06/13/2025	4,722	(86)	(94)
WorkForce Software, LLC(1) (2)	Software	8.41%	L + 6.50%; 1.00% Floor	07/31/2025	12,732	12,491	12,477
WorkForce Software, LLC(1) (2) (3)	Software		L + 6.50%; 1.00% Floor	07/31/2025	1,123	(21)	(23)
Wrike, Inc.(1) (2)	Professional Services	8.55%	L + 6.75%; 1.00% Floor	12/31/2024	32,260	31,670	31,615
Wrike, Inc.(1) (2) (3)	Professional Services		L + 6.75%; 1.00% Floor	12/31/2024	2,300	(38)	(46)
Xactly Corporation(1) (2)	IT Services	9.05%	L + 7.25%; 1.00% Floor	07/29/2022	34,852	34,415	34,416
Xactly Corporation(1) (2) (3)	IT Services		L + 7.25%; 1.00% Floor	07/29/2022	2,177	(23)	(27)
Yasso, Inc.(1) (2)	Food Products	9.55%	L + 7.75%; 1.00% Floor	03/23/2022	7,411	7,336	7,170

Total 1st Lien/Senior Secured Debt						1,272,044	1,266,486
1st Lien/Last-Out Unitranche (5) – 10.67%
Doxim, Inc.(1) (2)	Diversified Financial Services	7.94%	L + 6.00%; 1.00% Floor	02/28/2024	27,300	26,636	26,618
Doxim, Inc.(1) (2)	Diversified Financial Services	7.90%	L + 6.00%; 1.00% Floor	02/28/2024	22,376	21,846	21,816
RugsUSA, LLC(1) (2)	Household Products	8.45%	L + 6.50%; 1.00% Floor	04/30/2023	8,330	8,271	8,268
Smarsh, Inc.(1) (2)	Interactive Media & Services	9.68%	L + 7.88%; 1.00% Floor	03/31/2021	44,429	44,076	44,095

Total 1st Lien/Last-Out Unitranche						100,829	100,797
2nd Lien/Senior Secured Debt - 31.14%
American Dental Partners, Inc.(1) (2)	Health Care Providers & Services	10.44%	L + 8.50%; 1.00% Floor	09/25/2023	5,333	5,246	5,239
Chase Industries, Inc. (dba Senneca Holdings)(1) (2)	Building Products	11.55%	L + 9.50% (incl. 1.50% PIK); 1.00% Floor	05/11/2026	24,300	23,676	22,781
DiscoverOrg, LLC(2)	Software	10.19%	L + 8.50%	02/01/2027	14,600	14,397	14,600
ERC Finance, LLC (dba Eating Recovery Center)(1) (2)	Health Care Providers & Services	10.02%	L + 8.22%; 1.00% Floor	09/22/2025	25,400	24,948	24,955
Genesis Acquisition Co. (dba ProCare Software)(1) (2)	Diversified Financial Services	9.60%	L + 7.50%	07/31/2025	10,000	9,788	9,750
Genesis Acquisition Co. (dba ProCare Software)(1) (2) (3)	Diversified Financial Services		L + 7.50%	07/31/2025	2,500	(25)	(63)
Hygiena Borrower LLC(1)	Life Sciences Tools & Services	9.69%	L + 7.75%; 1.00% Floor	08/26/2023	2,650	2,610	2,604
Hygiena Borrower LLC(1) (3)	Life Sciences Tools & Services	9.69%	L + 7.75%; 1.00% Floor	08/26/2023	970	131	122
ICP Industrial, Inc.(1) (2)	Chemicals	10.04%	L + 8.25%; 1.00% Floor	05/03/2024	28,900	28,369	28,322
Intelligent Medical Objects, Inc.(1) (2)	Health Care Technology	10.81%	L + 8.50%; 1.00% Floor	12/22/2024	21,900	21,461	21,462
Market Track, LLC(1) (2)	Media	9.68%	L + 7.75%; 1.00% Floor	06/05/2025	20,000	19,545	19,250
National Spine and Pain Centers, LLC(1) (2)	Health Care Providers & Services	10.05%	L + 8.25%; 1.00% Floor	12/02/2024	17,400	17,015	16,748
Odyssey Logistics & Technology Corporation(2)	Road & Rail	9.80%	L + 8.00%; 1.00% Floor	10/12/2025	26,626	26,141	25,694
SMB Shipping Logistics, LLC (dba Worldwide Express)(1) (2)	Air Freight & Logistics	9.90%	L + 8.00%; 1.00% Floor	02/03/2025	25,000	24,664	24,563
Spectrum Plastics Group, Inc.(2)	Containers & Packaging	8.80%	L + 7.00%; 1.00% Floor	01/31/2026	6,278	6,252	4,949
USRP Holdings, Inc. (dba U.S. Retirement Partners)(1) (2)	Insurance	10.68%	L + 8.75%; 1.00% Floor	09/29/2025	9,700	9,599	9,603
USRP Holdings, Inc. (dba U.S. Retirement Partners)(1) (2) (3)	Insurance	10.72%	L + 8.75%; 1.00% Floor	09/29/2025	2,400	1,560	1,560
Xcellence, Inc. (dba Xact Data Discovery)(1) (2)	IT Services	10.70%	L + 8.75%; 1.00% Floor	06/22/2024	26,100	25,568	25,708
YI, LLC (dba Young Innovations)(1) (2)	Health Care Equipment & Supplies	9.69%	L + 7.75%; 1.00% Floor	11/07/2025	21,608	21,088	21,068
Zep Inc.(2)	Chemicals	10.19%	L + 8.25%; 1.00% Floor	08/11/2025	30,500	29,900	15,250

Total 2nd Lien/Senior Secured Debt						311,933	294,165

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs Middle Market Lending Corp.

Consolidated Schedule of Investments as of December 31, 2019 (continued)

(in thousands, except share and per share amounts)

Investment *	Industry	Interest Rate	Par Amount/ Shares (++)	Cost	Fair Value
Preferred Stock* – 1.07%
Accuity Delivery Systems, LLC^ (1) (2) (6) (7)	Health Care Providers & Services		$136,589	$4,500	$7,200
Wine.com, LLC(1) (2) (6) (7)	Beverages		314,154	2,700	2,937

Total Preferred Stock				7,200	10,137
Common Stock* – 1.22%
Collaborative Imaging Holdco, LLC (dba Texas Radiology Associates) – Class B^^^ (1) (2) (7)	Health Care Providers & Services		11,719	1,580	2,239
Collaborative Imaging Holdco, LLC (dba Texas Radiology Associates) – Performance Units^^^ (1) (2) (4) (6) (7)	Health Care Providers & Services		11,060	220	643
Country Fresh Holding Company Inc.(1) (2) (6) (7)	Food Products		843	1,053	731
Elah Holdings, Inc.^ (1) (2) (6) (7)	Capital Markets		65,436	3,163	3,163
National Spine and Pain Centers, LLC(1) (2) (6) (7)	Health Care Providers & Services		500	500	100
Wrike, Inc.(1) (2) (6) (7)	Professional Services		4,949,520	3,075	4,266
Yasso, Inc.(1) (2) (6) (7)	Food Products		790	790	433

Total Common Stock				10,381	11,575
TOTAL INVESTMENTS – 178.15%				$1,702,387	$1,683,160

LIABILITIES IN EXCESS OF OTHER ASSETS – (78.15%)					$(738,371)

NET ASSETS – 100.00%					$944,789

*	Assets are pledged as collateral for the Truist Revolving Credit Facility. See Note 6 “Debt”.
#	Percentages are based on net assets.
(+)

Represents the actual interest rate for partially or fully funded debt in effect as of the reporting date. Variable rate loans bear interest at a rate that may be determined by reference to either LIBOR (“L”) or alternate base rate (commonly based on the Prime Rate (“P”)), at the borrower’s option, which reset periodically based on the terms of the credit agreement. L loans are typically indexed to 12 month, 6 month, 3 month, 2 month, 1 month or 1 week L rates. As of December 31, 2019, rates for the 12 month, 6 month, 3 month, 2 month, 1 month and 1 week L are 2.00%, 1.91%, 1.91%, 1.83%, 1.76% and 1.63%. As of December 31, 2019, P was 4.75%. For investments with multiple reference rates or alternate base rates, the interest rate shown is the weighted average interest rate in effect at December 31, 2019.

(++)

The total par amount is presented for debt investments, while the number of shares or units owned is presented for equity investments. Par amount is denominated in U.S. Dollars (“$”) unless otherwise noted, Euro (“€”).

^

As defined in the Investment Company Act of 1940, the portfolio company is deemed to be an “affiliated person” of the Company because the Company owns, either directly or indirectly, 5% or more of the portfolio company’s outstanding voting securities. See Note 3 “Significant Agreements and Related Party Transactions”.

^^^	The portfolio company is otherwise deemed to be an “affiliated person” of the Company under the Investment Company Act of 1940. See Note 3 “Significant Agreements and Related Party Transactions”.
(1)	The fair value of the investment was determined using significant unobservable inputs. See Note 5 “Fair Value Measurement”.
(2)

Represent co-investments made with certain funds managed by the Investment Adviser in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. See Note 3 “Significant Agreements and Related Party Transactions”.

(3)

Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. The negative cost, if applicable, is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value, if applicable, is the result of the capitalized discount on the loan. See Note 8 “Commitments and Contingencies”.

(4)

The investment is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2019 the aggregate fair value of these securities is $74,958 or 4.39% of the Company’s total assets.

(5)

In exchange for the greater risk of loss, the “last-out” portion of the Company’s unitranche loan investment generally earns a higher interest rate than the “first-out” portions. The “first-out” portion of the loan would generally receive priority with respect to payment of principal, interest and any other amounts due thereunder over the “last-out” portion that the Company would continue to hold.

(6)	Non-income producing security.
(7)

Securities exempt from registration under the Securities Act of 1933 (the “Securities Act”), and may be deemed to be “restricted securities” under the Securities Act. As of December 31, 2019, the aggregate fair value of these securities is $21,712 or 2.30% of the Company’s net assets. The acquisition dates of the restricted securities are as follows:

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs Middle Market Lending Corp.

Consolidated Schedule of Investments as of December 31, 2019 (continued)

(in thousands, except share and per share amounts)

Investment	Acquisition Date
Accuity Delivery Systems, LLC – Preferred Stock	06/13/2018
Collaborative Imaging Holdco, LLC (dba Texas Radiology Associates) – Class B – Common Stock	03/30/2018
Collaborative Imaging Holdco, LLC (dba Texas Radiology Associates) – Performance Units – Common Stock	03/30/2018
Country Fresh Holding Company Inc. – Common Stock	04/29/2019
Elah Holdings, Inc. – Common Stock	05/09/2018
National Spine and Pain Centers, LLC – Common Stock	06/02/2017
Wine.com, LLC – Preferred Stock	11/14/2018
Wrike, Inc. – Common Stock	12/31/2018
Yasso, Inc. – Common Stock	03/23/2017

(8)	The investment includes an exit fee that is receivable upon repayment of the loan. See Note 2 “Significant Accounting Policies”.

PIK – Payment-In-Kind

ADDITIONAL INFORMATION

Foreign currency forward contracts

Counterparty	Currency Purchased		Currency Sold		Settlement	Unrealized Appreciation (Depreciation)
Bank of America, N.A.	USD	221	EUR	200	01/06/2020	$(3)
Bank of America, N.A.	USD	540	EUR	446	01/06/2020	39
Bank of America, N.A.	USD	337	EUR	303	04/06/2020	(6)
Bank of America, N.A.	USD	547	EUR	448	04/06/2020	41
Bank of America, N.A.	USD	321	EUR	288	07/06/2020	(6)
Bank of America, N.A.	USD	549	EUR	446	07/06/2020	43
Bank of America, N.A.	USD	729	EUR	650	10/05/2020	(13)
Bank of America, N.A.	USD	716	EUR	635	01/05/2021	(13)
Bank of America, N.A.	USD	702	EUR	620	04/06/2021	(14)
Bank of America, N.A.	USD	701	EUR	617	07/06/2021	(14)
Bank of America, N.A.	USD	400	EUR	350	10/05/2021	(8)

						$46

Currency Abbreviations:

EUR – Euro

USD – U.S. Dollar

The accompanying notes are part of these unaudited consolidated financial statements.

Goldman Sachs Middle Market Lending Corp.

Notes to the Consolidated Financial Statements

(in thousands, except share and per share amounts)

(Unaudited)

1. ORGANIZATION

Goldman Sachs Middle Market Lending LLC (“MMLC LLC”) was formed on June 13, 2016. Effective January 30, 2017, MMLC LLC converted from a Delaware limited liability company to a Delaware corporation named Goldman Sachs Middle Market Lending Corp. (the “Company”), which, by operation of law, is deemed for purposes of Delaware law the same entity as MMLC LLC. The Company commenced operations on January 11, 2017. On January 30, 2017, the Company’s initial investors (other than the Initial Member (as defined below)) funded the initial portion of their capital commitment to purchase shares of common stock, at which time the Initial Member’s initial capital contribution to MMLC LLC was canceled. The Company has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”). In addition, the Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ended December 31, 2017.

The Company’s investment objective is to generate current income and, to a lesser extent, capital appreciation. The Company will seek to achieve this objective, primarily through direct originations of secured debt, including first lien debt, unitranche loans, including last out portions of such loans, and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments.

Goldman Sachs Asset Management, L.P. (“GSAM”), a Delaware limited partnership and an affiliate of Goldman Sachs & Co. LLC (including its predecessors, “GS & Co.”), is the investment adviser (the “Investment Adviser”) of the Company. The term “Goldman Sachs” refers to The Goldman Sachs Group, Inc. (“Group Inc.”), together with GS & Co., GSAM and its other subsidiaries.

From December 29, 2016 through September 29, 2017 (the “Final Closing Date”) the Company conducted an offering pursuant to which investors made capital commitments (each, a “Commitment”) to purchase shares of the Company’s common stock pursuant to subscription agreements (“Subscription Agreements”) entered into with the Company pursuant to which each investor agreed to purchase common stock for an aggregate purchase price equal to its Commitment. Each investor is required to purchase shares of the Company’s common stock each time the Company delivers a drawdown notice at least five business days prior to the required funding date (the “Initial Drawdown Date”). The offering and sale of common stock is exempt from registration pursuant to Regulation D and Regulation S promulgated under the U.S. Securities Act of 1933, as amended, for offers and sales of securities that do not involve a public offering and for offers and sale of securities outside of the United States.

GS & Co. and Goldman Sachs International assisted the Company in conducting its private placement offering pursuant to agreements between the Company and each of GS & Co. and Goldman Sachs International.

The investment period commenced on December 29, 2016 (the “Initial Closing Date”). On August 8, 2019, our board of directors (the “Board of Directors”) extended the investment period for one additional six-month period from September 29, 2019 to March 29, 2020 (the “Investment Period”). The Investment Period expired on March 29, 2020. Following the end of the Investment Period, the Company has the right to issue drawdowns only (i) to pay, and/or establish reserves for, actual or anticipated Company expenses, liabilities, including the payment or repayment of indebtedness for borrowed money (including through the issuance of notes and other evidence of indebtedness), other indebtedness, financings or extensions of credit, or other obligations, contingent or otherwise, including the Management Fee (as defined below), whether incurred before or after the end of the investment period, (ii) to fulfill investment commitments made or approved by the investment committee of GSAM’s Private Credit Group (the “Investment Committee”) prior to the expiration of the Investment Period, (iii) to engage in hedging transactions or (iv) to make additional investments in existing portfolio companies (including transactions to hedge interest rate or currency risks related to such additional investment). Subject to the requirements of Subchapter M of the Code and the terms of any indebtedness, proceeds realized by the Company prior to the sixth anniversary of the Final Closing Date from the sale or repayment of any investment (as opposed to investment income) up to the cost of any such investment, may be retained and reinvested by the Company.

The Company will continue to operate as a private BDC reporting company, until the earlier of the following events, each referred to as an “Exit Event”: (i) any listing of the Company’s shares of common stock on a national securities exchange (a “listing”), including in connection with an initial public offering (“IPO”), (ii) merger with another entity, including an affiliated company, subject to any limitations under the Investment Company Act or (iii) the sale of all or substantially all of the assets of the Company. If the Company has not consummated an Exit Event by the sixth anniversary of the Final Closing Date, the Board of Directors (to the extent consistent with its fiduciary duties and subject to any necessary stockholder approvals and applicable requirements of the Investment Company Act and the Code) will meet to consider the Company’s potential wind down and/or liquidation and dissolution.

The Company has formed wholly owned subsidiaries, which are structured as Delaware limited liability companies, to hold certain equity or equity-like investments in portfolio companies.

On December 9, 2019, the Company entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Goldman Sachs BDC, Inc., a Delaware corporation (“GS BDC”), Evergreen Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of GS BDC (“Merger Sub”), and GSAM, a Delaware limited partnership and investment adviser to each of the Company and GS BDC (together with the Company, GS BDC and Merger Sub, the “Parties”). Due to the volatility of the market price of GS BDC’s common stock (“GS BDC Common Stock”) precipitated by the COVID-19 pandemic, it became unclear whether a closing condition in the Original Merger Agreement that required the Company’s stockholders to receive shares of GS BDC Common Stock that have a market value in excess of the Company’s net asset value (“NAV”) would be satisfied. As a result, on June 11, 2020, the Parties amended and restated the Original Merger Agreement in its entirety (as amended and restated, the “Amended and Restated Merger Agreement”) to, among other things, change the consideration to be paid to the Company’s stockholders from 0.9939 shares of GS BDC Common Stock for each share of the Company’s common stock under the Original Merger Agreement to NAV for NAV (i.e., a number of shares of GS BDC Common Stock with a NAV equal to the NAV per share of the Company’s common stock (such number of shares of GS BDC Common Stock, the “Exchange Ratio”), in each case determined no earlier than 48 hours (excluding Sundays and holidays) prior to the effective time of the First Merger (as defined below)) (the “Merger Consideration”).

The Amended and Restated Merger Agreement provides that, on the terms and subject to the conditions set forth in the Amended and Restated Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company (the “First Merger”) and, immediately thereafter, the Company will merge with and into GS BDC, with GS BDC continuing as the surviving company (the “Second Merger” and, together with the First Merger, the “Merger”). For further information, see Note 12 “Pending Merger with GS BDC.”

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s functional currency is U.S. dollars (“USD”) and these consolidated financial statements have been prepared in that currency. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to Regulation S-X. This requires the Company to make certain estimates and assumptions that may affect the amounts reported in the consolidated financial statements and accompanying notes. These consolidated financial statements reflect normal and recurring adjustments that in the opinion of the Company are necessary for the fair statement of the results for the periods presented. Actual results may differ from the estimates and assumptions included in the consolidated financial statements.

Certain financial information that is included in annual consolidated financial statements, including certain financial statement disclosures, prepared in accordance with GAAP, is not required for interim reporting purposes and has been condensed or omitted herein. These consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes related thereto for the year ended December 31, 2019, included in the Company’s annual report on Form 10-K, which was filed with the SEC on February 27, 2020. The results for the three and six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the full fiscal year, any other interim period or any future year or period.

As an investment company, the Company applies the accounting and reporting guidance in Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies (“ASC 946”) issued by the Financial Accounting Standards Board (“FASB”).

Basis of Consolidation

As provided under ASC 946, the Company will not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the financial position and results of operations of its wholly owned subsidiaries, MMLC Blocker I, LLC (formerly known as My-On MMLC Blocker, LLC), MMLC Blocker II, LLC, and MMLC Wine I, LLC. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

The Company records its investment transactions on a trade date basis, which is the date when the Company assumes the risks for gains and losses related to that investment. Realized gains and losses are based on the specific identification method.

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discounts and premiums to par value on investments purchased are accreted and amortized, into interest income over the life of the respective investment using the effective interest method. Loan origination fees, original issue discount (“OID”) and market discounts or premiums are capitalized and amortized into interest income using the effective interest method or straight-line method, as applicable. Exit fees that are receivable upon repayment of a loan or debt security are amortized into interest income over the life of the respective investment. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income, for which the Company has earned the following:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Prepayment premiums	$146	$1,141	$146	$1,213
Accelerated amortization of upfront loan origination fees and unamortized discounts	$305	$1,113	$889	$1,227

Fees received from portfolio companies (directors’ fees, consulting fees, administrative fees, tax advisory fees and other similar compensation) are paid to the Company, unless, to the extent required by applicable law or exemptive relief, if any, therefrom, the Company only receives its allocable portion of such fees when invested in the same portfolio company as another account managed by the Investment Adviser.

Dividend income on preferred equity investments is recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity investments is recorded on the record date for private portfolio companies and on the ex-dividend date for publicly traded portfolio companies. Interest and dividend income are presented net of withholding tax, if any.

Certain investments may have contractual payment-in-kind (“PIK”) interest or dividends. PIK represents accrued interest or accumulated dividends that are added to the principal amount or shares (if equity) of the investment on the respective interest or dividend payment dates rather than being paid in cash and generally becomes due at maturity or upon the investment being called by the issuer. PIK is recorded as interest or dividend income, as applicable. If at any point the Company believes PIK is not expected to be realized, the investment generating PIK will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest or dividends are generally reversed through interest or dividend income.

Certain structuring fees, amendment fees, syndication fees and commitment fees are recorded as other income when earned. Administrative agent fees received by the Company are recorded as other income when the services are rendered over time.

Non-Accrual Investments

Investments are placed on non-accrual status when it is probable that principal, interest or dividends will not be collected according to contractual terms. Accrued interest or dividends generally are reversed when an investment is placed on non-accrual status. Interest or dividend payments received on non-accrual investments may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual investments are restored to accrual status when past due principal and interest or dividends are paid and, in management’s judgment, principal and interest or dividend payments are likely to remain current. The Company may make exceptions to this treatment if an investment has sufficient collateral value and is in the process of collection. As of June 30, 2020, the Company had an investment held in one portfolio company on non-accrual status, which represented 0.7% and 0.0% of the total investments (excluding an investment in a money market fund managed by an affiliate of Group Inc. of $117,788) at amortized cost and at fair value. As of December 31, 2019, the Company did not have any investments on non-accrual status.

Investments

The Company carries its investments in accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), issued by the FASB, which defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. Fair value is generally based on quoted market prices provided by independent pricing services, broker or dealer quotations or alternative price sources. In the absence of quoted market prices, broker or dealer quotations or alternative price sources, investments are measured at fair value as determined by the Board of Directors within the meaning of the Investment Company Act.

Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material. See Note 5 “Fair Value Measurement”.

The Company generally invests in illiquid securities, including debt and equity investments, of middle-market companies. The Board of Directors has delegated to the Investment Adviser day-to-day responsibility for implementing and maintaining internal controls and procedures related to the valuation of the Company’s portfolio investments. Under valuation procedures adopted by the Board of Directors, market quotations are generally used to assess the value of the investments for which market quotations are readily available. The Investment Adviser obtains these market quotations from independent pricing services or at the bid prices obtained from at least two brokers or dealers, if available; otherwise from a principal market maker or a primary market dealer. To assess the continuing appropriateness of pricing sources and methodologies, the Investment Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. If the Board of Directors or Investment Adviser has a bona fide reason to believe any such market quotation does not reflect the fair value of an investment, it may independently value such investment in accordance with valuation procedures for investments for which market quotations are not readily available.

With respect to investments for which market quotations are not readily available, or for which market quotations are deemed not reflective of the fair value, the valuation procedures adopted by the Board of Directors contemplate a multi-step valuation process each quarter, as described below:

(1)

The quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of the Investment Adviser responsible for the portfolio investment;

(2)

The Board of Directors also engages independent valuation firms (the “Independent Valuation Advisors”) to provide independent valuations of the investments for which market quotations are not readily available, or are readily available but deemed not reflective of the fair value of an investment. The Independent Valuation Advisors independently value such investments using quantitative and qualitative information provided by the investment professionals of the Investment Adviser and the portfolio companies as well as any market quotations obtained from independent pricing services, brokers, dealers or market dealers. The Independent Valuation Advisors also provide analyses to support their valuation methodology and calculations. The Independent Valuation Advisors provide an opinion on a final range of values on such investments to the Board of Directors or the Audit Committee. The Independent Valuation Advisors define fair value in accordance with ASC 820 and utilize valuation approaches including the market approach, the income approach or both. A portion of the portfolio is reviewed on a quarterly basis, and all investments in the portfolio for which market quotations are not readily available, or are readily available, but deemed not reflective of the fair value of an investment, are reviewed at least annually by an Independent Valuation Advisor;

(3)

The Independent Valuation Advisors’ preliminary valuations are reviewed by the Investment Adviser and the Valuation Oversight Group (“VOG”), a team that is part of the Controllers Department within the Finance Division of Goldman Sachs. The Independent Valuation Advisors’ valuation ranges are compared to the Investment Adviser’s valuations to ensure the Investment Adviser’s valuations are reasonable. VOG presents the valuations to the Private Investment Valuation and Side Pocket Working Group of the Investment Management Division Valuation Committee, which is comprised of representatives from GSAM who are independent of the investment decision making process;

(4)	The Investment Management Division Valuation Committee ratifies fair valuations and makes recommendations to the Audit Committee of the Board of Directors;

(5)

The Audit Committee of the Board of Directors reviews valuation information provided by the Investment Management Division Valuation Committee, the Investment Adviser and the Independent Valuation Advisors. The Audit Committee then assesses such valuation recommendations; and

(6)

The Board of Directors discusses the valuations and, within the meaning of the Investment Company Act, determines the fair value of the investments in good faith, based on the inputs of the Investment Adviser, the Independent Valuation Advisors and the Audit Committee.

Money Market Funds

Investments in money market funds are valued at net asset value (“NAV”) per share. See Note 3 “Significant Agreements and Related Party Transactions.”

Cash

Cash consists of deposits held at a custodian bank. As of June 30, 2020 and December 31, 2019, the Company held an aggregate cash balance of $18,463 and $13,393. Foreign currency of $1,952 and $1,299 (acquisition cost of $1,930 and $1,286) is included in cash as of June 30, 2020 and December 31, 2019.

Foreign Currency Translation

Amounts denominated in foreign currencies are translated into USD on the following basis: (i) investments and other assets and liabilities denominated in foreign currencies are translated into USD based upon currency exchange rates effective on the last business day of the period; and (ii) purchases and sales of investments, borrowings and repayments of such borrowings, income, and expenses denominated in foreign currencies are translated into USD based upon currency exchange rates prevailing on the transaction dates.

The Company does not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of securities held. Such fluctuations are included within the net realized and unrealized gains or losses on investments. Fluctuations arising from the translation of non-investment assets and liabilities are included with the net change in unrealized gains (losses) on foreign currency translations on the Consolidated Statements of Operations.

Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuations and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.

Derivatives

The Company may enter into foreign currency forward contracts to reduce the Company’s exposure to foreign currency exchange rate fluctuations in the value of foreign currencies. In a foreign currency forward contract, the Company agrees to receive or deliver a fixed quantity of one currency for another, at a pre-determined price at a future date. Forward foreign currency contracts are marked-to-market at the applicable forward rate. Unrealized appreciation (depreciation) on foreign currency forward contracts are recorded on the Consolidated Statements of Assets and Liabilities by counterparty on a net basis, not taking into account collateral posted which is recorded separately, if applicable. Notional amounts of foreign currency forward contract assets and liabilities are presented separately on the Consolidated Schedules of Investments. Purchases and settlements of foreign currency forward contracts having the same settlement date and counterparty are generally settled net and any realized gains or losses are recognized on the settlement date.

The Company does not utilize hedge accounting and as such, the Company recognizes its derivatives at fair value with changes in the net unrealized appreciation (depreciation) on foreign currency forward contracts recorded on the Consolidated Statements of Operations.

Income Taxes

The Company recognizes tax positions in its consolidated financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. The Company reports any interest expense related to income tax matters in income tax expense, and any income tax penalties under expenses in the Consolidated Statements of Operations.

The Company’s tax positions have been reviewed based on applicable statutes of limitation for tax assessments, which may vary by jurisdiction, and based on such review, the Company has concluded that no additional provision for income tax is required in the consolidated financial statements. The Company is subject to potential examination by certain taxing authorities in various jurisdictions. The Company’s tax positions are subject to ongoing interpretation of laws and regulations by taxing authorities.

The Company has elected to be treated as a RIC commencing with its taxable year ended December 31, 2017. So long as the Company maintains its status as a RIC, it will generally not be required to pay corporate-level U.S. federal income tax on any ordinary income or capital gains that it distributes at least annually to its stockholders as dividends. As a result, any U.S. federal income tax liability related to income earned and distributed by the Company represents obligations of the Company’s stockholders and will not be reflected in the consolidated financial statements of the Company.

To maintain its tax treatment as a RIC, the Company must meet specified source-of-income and asset diversification requirements and timely distribute to its stockholders for each taxable year at least 90% of its investment company taxable income (generally, its net ordinary income plus the excess of its realized net short-term capital gains over realized net long-term capital losses, determined without regard to the dividends paid deduction). In order for the Company not to be subject to U.S. federal excise taxes, it must distribute annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (iii) any net ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years. The Company, at its discretion, may carry forward taxable income in excess of calendar year dividends and pay a 4% nondeductible U.S. federal excise tax on this income. If the Company chooses to do so, this generally would increase expenses and reduce the amount available to be distributed to stockholders. The Company will accrue excise tax on estimated undistributed taxable income as required.

Certain of the Company’s consolidated subsidiaries are subject to U.S. federal and state corporate level income taxes. Income tax expense, if any, is included under the income category for which it applies in the Consolidated Statements of Operations.

Distributions

Distributions from net investment income and net realized capital gains are determined in accordance with U.S. federal income tax regulations, which may differ from those amounts determined in accordance with GAAP. The Company may pay distributions in excess of its taxable net investment income. This excess would be a tax-free return of capital in the period and reduce a stockholder’s tax basis in its shares. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent they are charged or credited to paid-in capital in excess of par or distributable earnings, as appropriate, in the period that the differences arise. Temporary and permanent differences are primarily attributable to differences in the tax treatment of certain loans and the tax characterization of income and non-deductible expenses. These differences are generally determined in conjunction with the preparation of the Company’s annual RIC tax return. Distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a distribution is determined by the Board of Directors each quarter and is generally based upon the earnings estimated by the Investment Adviser. The Company may pay distributions to its stockholders in a year in excess of its net ordinary income and capital gains for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. The Company intends to timely distribute to its stockholders substantially all of its annual taxable income for each year, except that the Company may retain certain net capital gains for reinvestment and may carry forward taxable income for distribution in the following year and pay any applicable tax. The specific tax characteristics of the Company’s distributions will be reported to stockholders after the end of the calendar year. All distributions will be subject to available funds, and no assurance can be given that the Company will be able to declare such distributions in future periods.

Deferred Financing Costs

Deferred financing costs consist of fees and expenses paid in connection with the closing of and amendments to the revolving credit facility between the Company and Truist Bank (formerly known as SunTrust Bank) (the “Truist Revolving Credit Facility”). These costs are amortized using the straight-line method over the term of the Truist Revolving Credit Facility. Deferred financing costs related to the Truist Revolving Credit Facility are presented separately as an asset on the Company’s Consolidated Statements of Assets and Liabilities.

New Accounting Pronouncements

In March 2020, the FASB issued Accounting Standard Update (“ASU”) No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” This ASU provides optional exceptions for applying GAAP to contract modifications, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The Company adopted this ASU in June 2020 and this adoption did not have a material impact on the Company’s consolidated financial statements.

In May 2020, the SEC adopted the final rule under SEC release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses, amending certain disclosure requirements applicable to acquisitions and dispositions of businesses, including real estate operations and investment companies. The final rule is effective on January 1, 2021. Voluntary early adoption is permitted immediately, provided that the new rules are applied in their entirety from the date of early adoption. The Company is currently evaluating the impact of adopting the final rule on its consolidated financial statements.

3. SIGNIFICANT AGREEMENTS AND RELATED PARTY TRANSACTIONS

Investment Management Agreement

The Company entered into an investment management agreement effective as of January 13, 2017 (the “Investment Management Agreement”) with the Investment Adviser, pursuant to which the Investment Adviser manages the Company’s investment program and related activities.

Management Fee

The Company pays the Investment Adviser a management fee (the “Management Fee”), payable quarterly in arrears, equal to 0.375% (i.e., an annual rate of 1.50%) of the average NAV of the Company (including un-invested cash and cash equivalents) at the end of the then-current quarter and the prior calendar quarter (and, in the case of the Company’s first quarter, the NAV as of such quarter-end). The Management Fee for any partial quarter will be appropriately prorated. Following the occurrence (if any) of a listing, average gross assets (excluding cash or cash equivalents but including assets purchased with borrowed amounts) at the end of the then-current quarter and the prior calendar quarter (and, in the case of the Company’s first quarter-end following such event, the Company’s gross assets as of such quarter-end) will be used instead of average NAV to calculate the Management Fee.

For the three and six months ended June 30, 2020, Management Fees amounted to $3,524 and $7,025. As of June 30, 2020, $3,524 remained payable. For the three and six months ended June 30, 2019, Management Fees amounted to $3,429 and $6,656.

Incentive Fee

Pursuant to the Investment Management Agreement, the Company pays to the Investment Adviser an incentive fee (the “Incentive Fee”) as follows:

The Incentive Fee will consist of two components that are determined independently of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee will be based on the Company’s income and a portion will be based on the Company’s capital gains, each as described below.

i. Quarterly Incentive Fee Based on Income

For the portion of the Incentive Fee based on income, the Company’s Investment Adviser is entitled to receive the Incentive Fee based on income from the Company if the Company’s Ordinary Income (as defined below) exceeds a quarterly “hurdle rate” (as defined below) of 1.75%. For this purpose, the hurdle is computed by reference to the Company’s NAV and does not take into account changes in the market price of the Company’s common stock (if any). The Incentive Fee based on income will be determined and paid quarterly in arrears at the end of each calendar quarter by reference to the Company’s aggregate net investment income, as adjusted as described below, from the calendar quarter then ending and the eleven preceding calendar quarters (or if shorter, the number of quarters that have occurred since the Initial Drawdown Date) (in either case, the “Trailing Twelve Quarters”). However, following the occurrence (if any) of a listing, the Trailing Twelve Quarters will be “reset” so as to include, as of the end of any quarter, the calendar quarter then ending and the eleven preceding calendar quarters (or if shorter, the number of quarters that have occurred since the listing, rather than the number of quarters that have occurred since the Initial Drawdown Date).

The “hurdle amount” for the Incentive Fee based on income is determined on a quarterly basis, and is equal to 1.75% multiplied by the Company’s NAV at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The hurdle amount is calculated after making appropriate adjustments for subscriptions (which shall include all issuances by the Company of shares of its common stock) and distributions that occurred during the relevant Trailing Twelve Quarters. The Incentive Fee for any partial period will be appropriately prorated. For the portion of the Incentive Fee based on income, the Company pays the Investment Adviser a quarterly Incentive Fee based on the amount by which (A) Ordinary Income in respect of the relevant Trailing Twelve Quarters exceeds (B) the hurdle amount for such Trailing Twelve Quarters. The amount of the excess of (A) over (B) described in this paragraph for such Trailing Twelve Quarters is referred to as the “Excess Income Amount.”

The Incentive Fee based on income for each quarter is determined as follows:

•	No Incentive Fee based on income is payable to the Investment Adviser for any calendar quarter for which there is no Excess Income Amount;

•

100% of the Ordinary Income (as defined below), if any, that exceeds the hurdle amount, but is less than or equal to an amount, which we refer to as the “Catch-up Amount,” determined as the sum of 2.0588% (or 2.1875% in the event of a listing) multiplied by the Company’s NAV at the beginning of each applicable calendar quarter included in the relevant Trailing Twelve Quarters is included in the calculation of the Incentive Fee based on income; and

•

15% (which will be increased to 20% in the event of a listing, from the date of such listing) of the Ordinary Income that exceeds the Catch-up Amount is included in the calculation of the Incentive Fee based on income.

The amount of the Incentive Fee based on income that will be paid to the Investment Adviser for a particular quarter will equal the excess of the Incentive Fee so calculated minus the aggregate Incentive Fees based on income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters but will not exceed the Incentive Fee Cap (as described below, and will be subject to the limitations set forth in Section 205(b)(3) of the Advisers Act).

The Incentive Fee based on income that is paid to the Investment Adviser for a particular quarter is subject to a cap (the “Incentive Fee Cap”). The Incentive Fee Cap for any quarter is an amount equal to (a) 15% (which will be increased to 20% in the event of a listing, from the date of such listing) of the Cumulative Net Return (as defined below) during the relevant Trailing Twelve Quarters minus (b) the aggregate Incentive Fees based on income that were paid in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant Trailing Twelve Quarters.

“Ordinary Income” means interest income, dividend income and any other income (including any accrued income that we have not yet received in cash and any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter minus our operating expenses accrued during the calendar quarter (including the Management Fee, administrative expenses and any interest expense and dividends paid on issued and outstanding preferred stock, but excluding the Incentive Fee).

“Cumulative Net Return” means (x) the Ordinary Income in respect of the relevant Trailing Twelve Quarters minus (y) any Net Capital Loss (as defined below), if any, in respect of the relevant Trailing Twelve Quarters.

If, in any quarter, the Incentive Fee Cap is zero or a negative value, the Company will pay no Incentive Fee based on income to the Investment Adviser for such quarter. If, in any quarter, the Incentive Fee Cap is a positive value but is less than the Incentive Fee based on income that is payable to the Investment Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an Incentive Fee based on income to the Investment Adviser equal to the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap for such quarter is equal to or greater than the Incentive Fee based on income that is payable to the Investment Adviser for such quarter (before giving effect to the Incentive Fee Cap) calculated as described above, the Company will pay an Incentive Fee based on income to the Investment Adviser equal to the Incentive Fee calculated as described above for such quarter without regard to the Incentive Fee Cap. In certain limited circumstances, an Incentive Fee based on income will be payable to the Investment Adviser although the net income for such quarter did not exceed the hurdle rate or the Incentive Fee will be higher than it would have been if calculated based on the Company’s performance for the applicable quarter without taking into account the Trailing Twelve Quarters.

“Net Capital Loss” in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, in such period and (ii) aggregate capital gains, whether realized or unrealized, in such period.

ii. Annual Incentive Fee Based on Capital Gains

The portion of Incentive Fee based on capital gains is determined and paid annually in arrears at the end of each calendar year or, in the event of a listing, the date on which such event occurs. At the end of each calendar year (or the occurrence of a listing), the Company will pay the Investment Adviser an Incentive Fee equal to (A) 15% (which will be increased to 20% in the event of a listing, from the date of such listing) of the difference, if positive, of the sum of the Company’s aggregate realized capital gains, if any, computed net of the Company’s aggregate realized capital losses, if any, and the Company’s aggregate unrealized capital depreciation, in each case from the Initial Drawdown Date (or, following the occurrence (if any) of a listing, from the date on which such event occurs) until the end of such calendar year or listing, as applicable, minus (B) the cumulative amount of Incentive Fees based on capital gains previously paid to the Investment Adviser from the Initial Drawdown Date (or, following the occurrence (if any) of a listing, from the date on which such event occurs) through the end of such calendar year or listing, as applicable. For the avoidance of doubt, unrealized capital appreciation is excluded from the calculation in clause (A), above.

The Company accrues, but does not pay, a portion of the Incentive Fee based on capital gains with respect to net unrealized appreciation. Under GAAP, the Company is required to accrue an Incentive Fee based on capital gains that includes net realized capital gains and losses and net unrealized capital appreciation and depreciation on investments held at the end of each period. In calculating the accrual for the Incentive Fee based on capital gains, the Company considers the cumulative aggregate unrealized capital appreciation in the calculation, since an Incentive Fee based on capital gains would be payable if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Management Agreement. This accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital appreciation or depreciation. If such amount is positive at the end of a period, then the Company records a capital gains incentive fee equal to 15% (which will be increased to 20% in the event of a listing, from the date of such listing) of such amount, minus the aggregate amount of actual Incentive Fees based on capital gains paid in all prior periods (or, following the occurrence (if any) of a listing, in all prior periods beginning with the date on which such event occurs). If such amount is negative, then there is no accrual for such period. There can be no assurance that such unrealized capital appreciation will be realized in the future.

For the three and six months ended June 30, 2020, the Company did not accrue any Incentive Fees based on income. As of June 30, 2020, no Incentive Fees based on income remained payable. For the three and six months ended June 30, 2019, the Company accrued an Incentive Fee based on income of $5,372 and $11,340.

For the three and six months ended June 30, 2020 and 2019, the Company did not accrue or pay any Incentive Fees based on capital gains.

Administration and Custodian Fees

The Company has entered into an administration agreement with State Street Bank and Trust Company (the “Administrator”) under which the Administrator provides various accounting and administrative services to the Company. The Company pays the Administrator fees for its services as it determines are commercially reasonable in its sole discretion. The Company also reimburses the Administrator for all reasonable expenses. To the extent that the Administrator outsources any of its functions, the Administrator pays any compensation associated with such functions. The Administrator also serves as the Company’s custodian (the “Custodian”).

For the three and six months ended June 30, 2020, the Company incurred expenses for services provided by the Administrator and the Custodian of $301 and $600. As of June 30, 2020, $199 remained payable. For the three and six months ended June 30, 2019, the Company incurred expenses for services provided by the Administrator and the Custodian of $278 and $537.

Transfer Agent Fees

The Company has entered into a transfer agency agreement (the “Transfer Agency Agreement”), with GS & Co. pursuant to which GS & Co. serves as the Company’s transfer agent (“Transfer Agent”), registrar and disbursing agent. The Company pays the Transfer Agent fees at an annual rate of 0.12% of the average NAV of the Company at the end of the then-current quarter and the prior calendar quarter (and, in the case of the Company’s first quarter, the Company’s NAV as of such quarter-end).

For the three and six months ended June 30, 2020, the Company incurred expenses for services provided by the Transfer Agent of $285 and $565. As of June 30, 2020, $285 remained payable. For the three and six months ended June 30, 2019, the Company incurred expenses for services provided by the Transfer Agent of $274 and $533.

Affiliates

The table below presents the Company’s affiliated investments:

	Beginning Fair Value Balance	Gross Additions(2)	Gross Reductions(3)	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Ending Fair Value Balance	Dividend, Interest and Other Income
For the Six Months Ended June 30, 2020
Non-Controlled Affiliates
Goldman Sachs Financial Square Government Fund(1)	$—	$307,865	$(190,077)	$—	$—	$117,788	$58
Accuity Delivery Systems, LLC	21,571	41	—	—	1,563	23,175	716
Collaborative Imaging, LLC (dba Texas Radiology Associates)	24,864	23	—	—	(835)	24,052	918
Elah Holdings, Inc.	3,163	—	—	—	—	3,163	—

Total Non-Controlled Affiliates	$49,598	$307,929	$(190,077)	$—	$728	$168,178	$1,692

For the Year Ended December 31, 2019
Non-Controlled Affiliates
Goldman Sachs Financial Square Government Fund(1)	$—	$205,169	$(205,169)	$—	$—	$—	$45
Accuity Delivery Systems, LLC	19,482	75	—	—	2,014	21,571	1,479
Collaborative Imaging, LLC (dba Texas Radiology Associates)	14,594	9,555	—	—	715	24,864	1,513
Elah Holdings, Inc.	3,163	—	—	—	—	3,163	—

Total Non-Controlled Affiliates	$37,239	$214,799	$(205,169)	$—	$2,729	$49,598	$3,037

(1)	Fund advised by an affiliate of Goldman Sachs.
(2)

Gross additions may include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

(3)

Gross reductions may include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

Due to Affiliates

The Investment Adviser pays certain general and administrative expenses on behalf of the Company in the ordinary course of business. As of June 30, 2020 and December 31, 2019, there were $354 and $417, included within accrued expenses and other liabilities paid by the Investment Adviser and its affiliates on behalf of the Company.

Co-investment Activity

In certain circumstances, negotiated co-investments by the Company and other funds managed by the Investment Adviser may be made only pursuant to an order from the SEC permitting the Company to do so. On January 4, 2017, the SEC granted exemptive relief (“Exemptive Relief”) that permits the Company to co-invest with GS BDC, Goldman Sachs Private Middle Market Credit LLC (“GS PMMC”), Goldman Sachs Private Middle Market Credit II LLC (“GS PMMC II”) and certain other funds that may be managed by GSAM, including the GSAM Credit Alternatives Team, after the date of the exemptive order, subject to certain conditions including that co-investments are made in a manner consistent with the Company’s investment objectives, positions, policies, strategies and restrictions, as well as regulatory requirements and pursuant to the conditions required by the Exemptive Relief, and are allocated fairly among participants. The GSAM Credit Alternatives Team is comprised of investment professionals dedicated to the Company’s investment strategy and other funds that share a similar investment strategy with the Company, who are responsible for identifying investment opportunities, conducting research and due diligence on prospective investments, negotiating and structuring the Company’s investments and monitoring and servicing the Company’s investments, together with investment professionals who are primarily focused on investment strategies in syndicated, liquid credit. Under the terms of the Exemptive Relief, a “required majority” (as defined in Section 57(o) of the Investment Company Act) of the Company’s independent directors must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to the Company and the Company’s stockholders and do not involve overreaching in respect of the Company or its stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of the Company’s stockholders and is consistent with the then-current investment objectives and strategies of the Company. As a result of the Exemptive Relief, there could be significant overlap in the Company’s investment portfolio and the investment portfolios of GS BDC, GS PMMC, GS PMMC II and/or other funds established by the GSAM Credit Alternatives Team that could avail themselves of the Exemptive Relief.

4. INVESTMENTS

The Company’s investments (excluding an investment in a money market fund, if any, managed by an affiliate of Group Inc.) consisted of the following:

	June 30, 2020		December 31, 2019
Investment Type	Cost	Fair Value	Cost	Fair Value
1st Lien/Senior Secured Debt	$1,335,588	$1,288,224	$1,272,044	$1,266,486
1st Lien/Last-Out Unitranche	100,704	99,417	100,829	100,797
2nd Lien/Senior Secured Debt	299,296	259,523	311,933	294,165
Preferred Stock	7,200	14,381	7,200	10,137
Common Stock	10,381	14,233	10,381	11,575
Warrants	1,166	—	—	—

Total Investments	$1,754,335	$1,675,778	$1,702,387	$1,683,160

The industry composition of the Company’s portfolio at fair value and net assets was as follows:

	June 30, 2020		December 31, 2019
Industry	Fair Value	Net Assets	Fair Value	Net Assets
Health Care Technology	10.1%	17.3%	10.1%	18.0%
Interactive Media & Services	9.8	16.9	10.0	17.8
Software	9.5	16.2	10.1	18.0
Health Care Providers & Services	9.4	16.0	11.5	20.5
IT Services	7.7	13.3	7.8	14.0
Real Estate Management & Development	6.9	11.8	5.9	10.4
Professional Services	6.2	10.6	5.8	10.3
Diversified Financial Services	5.2	8.9	5.1	9.1
Diversified Consumer Services	5.0	8.6	1.8	3.2
Health Care Equipment & Supplies	4.0	6.9	4.2	7.5
Hotels, Restaurants & Leisure	3.9	6.7	3.9	7.0
Chemicals	3.1	5.3	2.8	5.1
Road & Rail	2.8	4.8	3.1	5.6
Transportation Infrastructure	1.8	3.2	1.9	3.4
Diversified Telecommunication Services	1.8	3.0	1.7	3.0
Household Products	1.7	3.0	1.9	3.3
Entertainment	1.5	2.5	1.6	2.9
Air Freight & Logistics	1.4	2.4	1.5	2.6
Insurance	1.3	2.3	1.6	2.8
Media	1.1	1.9	1.1	2.1
Trading Companies & Distributors	0.9	1.6	1.0	1.8
Beverages	0.9	1.5	0.7	1.3
Commercial Services & Supplies	0.7	1.2	0.7	1.3
Internet & Direct Marketing Retail	0.7	1.2	0.7	1.2
Building Products	0.6	1.0	1.4	2.4
Auto Components	0.6	1.0	0.6	1.1
Food Products	0.5	0.8	0.5	0.9
Life Sciences Tools & Services	0.4	0.8	0.5	0.8
Containers & Packaging	0.3	0.5	0.3	0.5
Capital Markets	0.2	0.3	0.2	0.3

Total	100.0%	171.5%	100.0%	178.2%

The geographic composition of the Company’s portfolio at fair value was as follows:

Geographic	June 30, 2020	December 31, 2019
United States	95.6%	95.6%
Canada	2.7	2.7
Ireland	1.7	1.7

Total	100.0%	100.0%

5. FAIR VALUE MEASUREMENT

The fair value of a financial instrument is the amount that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities. The three levels of the fair value hierarchy are as follows:

Basis of Fair Value Measurement

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date. The types of financial instruments included in Level 1 include unrestricted securities, including equities and derivatives, listed in active markets.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The types of financial instruments in this category include less liquid and restricted securities listed in active markets, securities traded in other than active markets, government and agency securities and certain over-the-counter derivatives where the fair value is based on observable inputs.

Level 3 – Inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include investments in privately held entities and certain over-the-counter derivatives where the fair value is based on unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Note 2 “Significant Accounting Policies” should be read in conjunction with the information outlined below.

The table below presents the valuation techniques and the nature of significant inputs generally used in determining the fair value of Level 2 and Level 3 Instruments.

Level 2 Instruments	Valuation Techniques and Significant Inputs
Equity and Fixed Income

The types of instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency include commercial paper, most government agency obligations, most corporate debt securities, certain mortgage-backed securities, certain bank loans, less liquid publicly listed equities, certain state and municipal obligations, certain money market instruments and certain loan commitments.

Valuations of Level 2 Equity and Fixed Income instruments can be verified to quoted prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g. indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Derivative Contracts	OTC derivatives (both centrally cleared and bilateral) are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, calibration to market-clearing transactions, broker or dealer quotations, or other alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument, as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, voluntary and involuntary prepayment rates, loss severity rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when significant inputs are corroborated by market evidence.

Level 3 Instruments	Valuation Techniques and Significant Inputs
Bank Loans, Corporate Debt, and Other Debt Obligations	Valuations are generally based on discounted cash flow techniques, for which the significant inputs are the amount and timing of expected future cash flows, market yields and recovery assumptions. The significant inputs are generally determined based on relative value analyses, which incorporate comparisons both to credit default swaps that reference the same underlying credit risk and to other debt instruments for the same issuer for which observable prices or broker quotes are available. Other valuation methodologies are used as appropriate including market comparables, transactions in similar instruments and recovery/liquidation analysis.
Equity

Recent third-party investments or pending transactions are considered to be the best evidence for any change in fair value. When these are not available, the following valuation methodologies are used, as appropriate and available (i) Transactions in similar instruments; (ii) Discounted cash flow techniques; (iii) Third party appraisals; and (iv) Industry multiples and public comparables.

Evidence includes recent or pending reorganizations (for example, merger proposals, tender offers and debt restructurings) and significant changes in financial metrics, including (i) Current financial performance as compared to projected performance; (ii) Capitalization rates and multiples; and (iii) Market yields implied by transactions of similar or related assets.

The tables below present the ranges of significant unobservable inputs used to value the Company’s Level 3 assets and liabilities as of June 30, 2020 and December 31, 2019. These ranges represent the significant unobservable inputs that were used in the valuation of each type of instrument, but they do not represent a range of values for any one instrument. For example, the lowest yield in 1st Lien/Senior Secured Debt is appropriate for valuing that specific debt investment, but may not be appropriate for valuing any other debt investments in this asset class. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the Company’s Level 3 assets and liabilities.

Level 3 Instruments	Fair Value(1)(2)	Valuation Techniques(3)	Significant Unobservable Inputs	Range(4) of Significant Unobservable Inputs	Weighted Average(5)
As of June 30, 2020
Bank Loans, Corporate Debt, and Other Debt Obligations
1st Lien/Senior Secured	$1,044,664	Discounted cash flows	Discount Rate	5.9% - 16.6%	8.8%
1st Lien/Last-Out Unitranche	99,417	Discounted cash flows	Discount Rate	8.6% - 10.7%	9.9%
2nd Lien/Senior Secured	203,847	Discounted cash flows	Discount Rate	10.1% - 13.3%	11.0%
	9,842	Comparable multiples	EV/EBITDA(6)	7.2x - 22.3x	10.5x

Equity
Preferred Stock	$8,550	Comparable multiples	EV/EBITDA(6)	4.1x - 22.2x	18.2x
	5,831	Comparable multiples	EV/Revenue	1.4x - 3.8x	1.1x
Common Stock	5,569	Discounted cash flows	Discount Rate	13.1% - 31.5%	24.3%
	575	Comparable multiples	EV/EBITDA(6)	9.7x - 10.0x	9.8x
	8,089	Comparable multiples	EV/Revenue	2.5x - 11.9x	11.7x

As of December 31, 2019
Bank Loans, Corporate Debt, and Other Debt Obligations
1st Lien/Senior Secured	$1,031,569	Discounted cash flows	Discount Rate	6.5% - 13.3%	8.7%
1st Lien/Last-Out Unitranche	100,797	Discounted cash flows	Discount Rate	8.5% - 10.1%	9.8%
2nd Lien/Senior Secured	233,672	Discounted cash flows	Discount Rate	9.9% -12.4%	10.7%

Equity
Preferred Stock	$7,200	Comparable multiples	EV/EBITDA(6)	4.2x - 30.2x	19.0x
	2,937	Comparable multiples	EV/Revenue	1.0x - 3.2x	1.3x
Common Stock	6,045	Discounted cash flows	Discount Rate	13.9% - 31.0%	23.9%
	1,156	Comparable multiples	EV/EBITDA(6)	8.5x - 12.7x	9.7x
	4,374	Comparable multiples	EV/Revenue	2.3x - 9.7x	9.6x

(1)

As of June 30, 2020, included within Level 3 assets of $1,605,168 is an amount of $218,784 for which the Investment Adviser did not develop the unobservable inputs (examples include single source broker quotations, third party pricing, and prior transactions). The income approach was used in the determination of fair value for $1,347,928 or 85.5% of Level 3 bank loans, corporate debt, and other debt obligations.

(2)

As of December 31, 2019, included within Level 3 assets of $1,579,087 is an amount of $191,337 for which the Investment Adviser did not develop the unobservable inputs (examples include single source broker quotations, third party pricing, and prior transactions). The income approach was used in the determination of fair value for $1,366,038 or 87.7% of Level 3 bank loans, corporate debt, and other debt obligations.

(3)

The fair value of any one instrument may be determined using multiple valuation techniques. For example, market comparable and discounted cash flows may be used together to determine fair value. Therefore, the Level 3 balance encompasses both of these techniques.

(4)	The range for an asset category consisting of a single investment represents the relevant market data considered in determining the fair value of the investment.
(5)

Weighted average for an asset category consisting of multiple investments is calculated by weighting the significant unobservable input by the relative fair value of the investment. Weighted average for an asset category consisting of a single investment represents the significant unobservable input used in the fair value of the investment.

(6)	Enterprise value of portfolio company as a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”).

As noted above, the income and market approaches were used in the determination of fair value of certain Level 3 assets as of June 30, 2020 and December 31, 2019. The significant unobservable inputs used in the income approach are the discount rate or market yield used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. An increase in the discount rate or market yield would result in a decrease in the fair value. Included in the consideration and selection of discount rates is risk of default, rating of the investment, call provisions and comparable company investments. The significant unobservable inputs used in the market approach are based on market comparable transactions and market multiples of publicly traded comparable companies. Increases or decreases in market comparable transactions or market multiples would result in an increase or decrease, in the fair value.

The following is a summary of the Company’s assets categorized within the fair value hierarchy:

	June 30, 2020				December 31, 2019
Assets	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
1st Lien/Senior Secured Debt	$—	$44,601	$1,243,623	$1,288,224	$—	$58,830	$1,207,656	$1,266,486
1st Lien/Last-Out Unitranche	—	—	99,417	99,417	—	—	100,797	100,797
2nd Lien/Senior Secured Debt	—	26,009	233,514	259,523	—	45,243	248,922	294,165
Preferred Stock	—	—	14,381	14,381	—	—	10,137	10,137
Common Stock	—	—	14,233	14,233	—	—	11,575	11,575
Warrants	—	—	—	—	—	—	—	—
Affiliated Money Market Fund	117,788	—	—	117,788	—	—	—	—

Total assets	$117,788	$70,610	$1,605,168	$1,793,566	$—	$104,073	$1,579,087	$1,683,160

Foreign currency forward contracts (asset)(1)	$—	$45	$—	$45	$—	$46	$—	$46

(1)	Amounts disclosed represent the unrealized appreciation on the foreign currency forward contracts.

The below table presents a summary of changes in fair value of Level 3 assets by investment type:

	Beginning Balance	Purchases(1)	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Sales and Settlements(1)	Net Amortization of Premium/ Discount	Transfers In(2)	Transfers Out(3)	Ending Balance	Net Change in Unrealized Appreciation (Depreciation) for assets still held
For the Six Months Ended June 30, 2020
1st Lien/Senior Secured Debt	$1,207,656	$127,723	$220	$(37,327)	$(59,509)	$2,644	$14,419	$(12,203)	$1,243,623	$(37,566)
1st Lien/Last-Out Unitranche	100,797	—	—	(1,255)	(396)	271	—	—	99,417	(1,255)
2nd Lien/Senior Secured Debt	248,922	13,155	—	(17,135)	(11,852)	424	—	—	233,514	(17,134)
Preferred Stock	10,137	—	—	4,244	—	—	—	—	14,381	4,244
Common Stock	11,575	—	—	2,658	—	—	—	—	14,233	2,658
Warrants	—	1,166	—	(1,166)	—	—	—	—	—	(1,166)

Total assets	$1,579,087	$142,044	$220	$(49,981)	$(71,757)	$3,339	$14,419	$(12,203)	$1,605,168	$(50,219)

For the Six Months Ended June 30, 2019
1st Lien/Senior Secured Debt	$644,913	$354,793	$(9)	$(1,028)	$(101,105)	$2,628	$—	$—	$900,192	$(573)
1st Lien/Last-Out Unitranche	90,582	3,940	—	(102)	(226)	244	—	—	94,438	(102)
2nd Lien/Senior Secured Debt	300,116	21,594	(10,553)	2,046	(8,345)	380	—	(41,466)	263,772	122
Preferred Stock	8,100	—	—	898	—	—	—	—	8,998	898
Common Stock	9,825	1,054	—	2,683	—	—	—	—	13,562	2,683

Total assets	$1,053,536	$381,381	$(10,562)	$4,497	$(109,676)	$3,252	$—	$(41,466)	$1,280,962	$3,028

(1)	Purchases may include PIK and securities received in corporate actions and restructurings. Sales and Settlements may include securities delivered in corporate actions and restructuring of investments.
(2)	Transfers in were primarily due to decreased price transparency.
(3)	Transfers out were primarily due to increased price transparency.

Debt Not Carried at Fair Value

The fair value of the Company’s debt, which would have been categorized as Level 3 within the fair value hierarchy as of June 30, 2020 and December 31, 2019, approximates its carrying value because the Truist Revolving Credit Facility has variable interest based on selected short term rates.

6. DEBT

In accordance with the Investment Company Act, with certain exceptions, the Company is currently allowed to borrow amounts such that its asset coverage ratio, as defined in the Investment Company Act, is at least 200% after such borrowing (or 150% if certain requirements are met). As of June 30, 2020 and December 31, 2019, the Company’s asset coverage ratio based on the aggregate amount outstanding of senior securities was 216% and 228%.

The Company’s outstanding debt was as follows:

	June 30, 2020			December 31, 2019
	Aggregate Borrowing Amount Committed	Amount Available	Carrying Value	Aggregate Borrowing Amount Committed	Amount Available	Carrying Value
Truist Revolving Credit Facility(1)(2)	$850,000	$9,369	$840,872	$850,000	$120,648	$729,986

Total Debt	$850,000	$9,369	$840,872	$850,000	$120,648	$729,986

(1)

The Company may borrow amounts in USD or certain other permitted currencies. Debt outstanding denominated in currencies other than USD has been converted to USD using the applicable foreign currency exchange rate as of the applicable reporting date. As of June 30, 2020, the Company had outstanding borrowings denominated in USD of $787,000 and in Euros (EUR) of 47,950. As of December 31, 2019, the Company had outstanding borrowings denominated in USD of $676,200 and in EUR of 47,950.

(2)	Provides, under certain circumstances, a total borrowing capacity of $900,000.

The weighted average interest rates of the aggregate borrowings outstanding for the six months ended June 30, 2020 and for the year ended December 31, 2019 were 3.26% and 4.27%.

Truist Revolving Credit Facility

On September 11, 2017, the Company entered into the Truist Revolving Credit Facility, a multicurrency facility, with various lenders. Truist Bank serves as administrative agent and Bank of America, N.A. serves as syndication agent. The Company amended the Truist Revolving Credit Facility on September 17, 2018, July 10, 2019 and February 25, 2020.

The total commitments under the Truist Revolving Credit Facility is $850,000. The accordion feature of the Truist Revolving Credit Facility allows the Company, subject to the satisfaction of various conditions, to bring total commitments under the Truist Revolving Credit Facility to $900,000.

Borrowings under the Truist Revolving Credit Facility, including amounts drawn in respect of letters of credit, bear interest (at the Company’s election) of either the Adjusted LIBO Rate (as defined in the Truist Revolving Credit Facility) plus the Applicable Margin (as defined in the Truist Revolving Credit Facility) or the Applicable Margin plus the higher of the Prime Rate (as defined in the Truist Revolving Credit Facility), Federal Funds Effective Rate (as defined in the Truist Revolving Credit Facility) plus 0.5% or overnight London Interbank Offered Rate (“LIBOR”) plus 1.0%. Interest is payable quarterly in arrears or as defined in the Truist Revolving Credit Facility. The Company pays a fee of 0.375% per annum on committed but undrawn amounts under the Truist Revolving Credit Facility, payable quarterly in arrears. Any amounts borrowed under the Truist Revolving Credit Facility will mature, and all accrued and unpaid interest will be due and payable, on March 11, 2022.

The Truist Revolving Credit Facility may be guaranteed by certain of the Company’s subsidiaries that are formed or acquired by the Company in the future (collectively, the “Guarantors”). Proceeds from borrowings may be used for general corporate purposes, including the funding of portfolio investments.

The Company’s obligations to the lenders under the Truist Revolving Credit Facility are secured by a first priority security interest in substantially all of the Company’s portfolio of investments and cash, with certain exceptions. The Truist Revolving Credit Facility contains certain customary covenants, including: (i) maintaining a minimum shareholder’s equity, (ii) maintaining an asset coverage ratio of at least 2 to 1, (iii) maintaining a minimum liquidity test of at least 15% of the “covered debt amount” during any period when the “adjusted covered debt balance” is greater than 85% of the “adjusted borrowing base,” as such quoted terms are defined in the Truist Revolving Credit Facility and (iv) restrictions on industry concentrations in the Company’s investment portfolio.

The Truist Revolving Credit Facility also includes customary representations and warranties, conditions precedent to funding of draws and events of default (including a change in control event of default trigger).

Costs of $5,626 were incurred in connection with obtaining and amending the Truist Revolving Credit Facility and exercising its right under the accordion feature, which have been recorded as deferred financing costs on the Consolidated Statements of Assets and Liabilities and are being amortized over the life of the Truist Revolving Credit Facility using the straight-line method. As of June 30, 2020 and December 31, 2019, outstanding deferred financing costs were $2,335 and $2,617.

The below table presents the summary information of the Truist Revolving Credit Facility:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Borrowing interest expense	$5,788	$4,537	$12,742	$8,411
Facility fees	22	215	146	457
Amortization of financing costs	344	305	712	600

Total	$6,154	$5,057	$13,600	$9,468

Weighted average interest rate	2.77%	4.46%	3.26%	4.44%
Average outstanding balance	$839,793	$408,016	$786,437	$381,657

7. DERIVATIVES

The Company enters into foreign currency forward contracts from time to time to help mitigate the impact that an adverse change in foreign exchange rates would have on the value of the Company’s investments denominated in foreign currencies.

In order to better define its contractual rights and to secure rights that will help the Company mitigate its counterparty risk, the Company may enter into an International Swaps and Derivatives Association, Inc. Master Agreement (“ISDA Master Agreement”) or a similar agreement with its derivative counterparties. An ISDA Master Agreement is a bilateral agreement between the Company and a counterparty that governs OTC derivatives, including foreign currency forward contracts, and typically contains, among other things, collateral posting terms and netting provisions in the event of a default and/or termination event. The provisions of the ISDA Master Agreement typically permit a single net payment in the event of a default (close-out netting) or similar event, including the bankruptcy or insolvency of the counterparty.

For financial reporting purposes, cash collateral that has been pledged to cover obligations of the Company and cash collateral received from the counterparty, if any, is included in the Consolidated Statements of Assets and Liabilities as due to/due from a broker. The Company minimizes counterparty credit risk by only entering into agreements with counterparties that they believe to be in good standing and by monitoring the financial stability of those counterparties.

For the three and six months ended June 30, 2020, the Company’s average USD notional exposure to foreign currency forward contracts were $4,339 and $4,731. For the three and six months ended June 30, 2019, the Company’s average USD notional exposure to foreign currency forward contracts were $3,894 and $4,323.

The table below sets forth the Company’s net exposure to foreign currency forward contracts by counterparty that are subject to ISDA Master Agreements or similar agreements:

	Presented on the Consolidated Statements of Assets and Liabilities
	Gross Amount of Assets	Gross Amount of (Liabilities)	Net Amount of Assets or (Liabilities)	Collateral (Received) Pledged (1)	Net Amounts (2)
June 30, 2020
Bank of America, N.A.	$45	$—	$45	$—	$45

December 31, 2019
Bank of America, N.A.	$46	$—	$46	$—	$46

(1)	Amount excludes excess cash collateral paid.
(2)

Net amount represents the net amount due (to) from counterparty in the event of a default based on the contractual setoff rights under the agreement. Net amount excludes any over-collateralized amounts.

The effect of transactions in derivative instruments to the Consolidated Statements of Operations was as follows:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net realized gain (loss) on foreign currency forward contracts	$72	$—	$110	$12
Net change in unrealized appreciation (depreciation) on foreign currency forward contracts	(111)	(63)	(1)	45

Total net realized and unrealized gains (losses) on foreign currency forward contracts	$(39)	$(63)	$109	$57

8. COMMITMENTS AND CONTINGENCIES

Capital Commitments

The Company had aggregate capital commitments and undrawn capital commitments from investors as follows:

	June 30, 2020			December 31, 2019
	Capital Commitments	Unfunded Capital Commitments	% of Capital Commitments Funded	Capital Commitments	Unfunded Capital Commitments	% of Capital Commitments Funded
Common Stock	$1,034,646	$—	100%	$1,034,992	$62,152	94%

Portfolio Company Commitments

The Company may enter into investment commitments to fund investments through signed commitment letters which in certain circumstances may be disclosed by the Company. In many circumstances, borrower acceptance and final terms are subject to transaction-related contingencies. These are disclosed as commitments upon execution of a final agreement. As of June 30, 2020, the Company believed that it had adequate financial resources to satisfy its unfunded commitments. The Company had the following unfunded commitments by investment types:

		Unfunded Commitment Balances(2)		Fair Value(3)
	Commitment Expiration Date(1)	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
1st Lien/Senior Secured Debt
Diligent Corporation	12/19/2020	$6,083	$6,083	$(46)	$(61)
Brillio, LLC	2/6/2021	1,100	2,200	(39)	(22)
CorePower Yoga LLC	5/14/2021	236	2,692	(24)	(40)
CFS Management, LLC (dba Center for Sight Management)	7/1/2021	2,067	2,067	(103)	(21)
Associations, Inc.	7/30/2021	1,212	1,299	(48)	(13)
WebPT, Inc.	8/28/2021	1,867	1,867	(79)	(37)
Elemica Parent, Inc.	9/18/2021	830	830	(60)	(21)
Bullhorn, Inc.	10/1/2021	865	1,065	(26)	(16)
Chronicle Bidco Inc. (dba Lexitas)	11/14/2021	1,992	4,330	(65)	(43)
Eptam Plastics, Ltd.	12/6/2021	2,708	2,708	(81)	(20)
FWR Holding Corporation (dba First Watch Restaurants)	12/20/2021	96	—	(5)	—
MRI Software LLC	2/10/2022	1,020	—	(51)	—
Netvoyage Corporation (dba NetDocuments)	3/24/2022	610	610	(23)	(8)
VRC Companies, LLC (dba Vital Records Control)	3/31/2022	249	111	(2)	(1)
Diligent Corporation	4/14/2022	216	216	(2)	(2)
Xactly Corporation	7/29/2022	2,177	2,177	(44)	(27)
Hygiena Borrower LLC	8/26/2022	550	550	(28)	(11)
Lithium Technologies, Inc.	10/3/2022	1,724	3,448	(82)	(52)
Businessolver.com, Inc.	5/15/2023	3,760	2,256	(141)	(39)
Integral Ad Science, Inc.	7/19/2023	2,586	2,586	(103)	(39)
FWR Holding Corporation (dba First Watch Restaurants)	8/21/2023	715	226	(38)	(2)
Gastro Health Holdco, LLC	9/4/2023	2,900	2,900	(145)	(44)
Empirix, Inc.	9/25/2023	1,800	1,800	(99)	(180)
Fenergo Finance 3 Limited	9/5/2024	2,472	2,468	(43)	(19)
Fenergo Finance 3 Limited	9/5/2024	1,683	1,683	(29)	(13)
iCIMS, Inc.	9/12/2024	2,662	2,662	(100)	(47)
MMIT Holdings, LLC (dba Managed Markets Insight & Technology)	11/15/2024	724	3,258	(14)	(57)
Wrike, Inc.	12/31/2024	2,300	2,300	(69)	(46)
Apptio, Inc.	1/10/2025	3,160	3,160	(111)	(55)
ConnectWise, LLC	2/28/2025	1,524	1,524	(57)	(19)
Villa Bidco Inc (dba Authority Brands)	3/21/2025	939	—	(21)	—
Mailgun Technologies, Inc.	3/26/2025	1,448	1,448	(51)	(25)
Internet Truckstop Group, LLC (dba Truckstop)	4/2/2025	2,600	2,600	(85)	(39)
PlanSource Holdings, Inc.	4/22/2025	4,681	4,681	(176)	(94)
CorePower Yoga LLC	5/14/2025	1,010	1,009	(101)	(15)
Wolfpack IP Co. (dba Lone Wolf Technologies)	6/13/2025	4,722	4,722	(94)	(94)
Riverpoint Medical, LLC	6/21/2025	2,450	2,450	(159)	(25)
HS4 AcquisitionCo, Inc. (dba HotSchedules & Fourth)	7/9/2025	1,893	2,384	(161)	(48)
WorkForce Software, LLC	7/31/2025	1,123	1,123	(62)	(23)
The Center for Orthopedic and Research Excellence, Inc. (dba HOPCo)	8/15/2025	2,707	2,572	(142)	(45)
Elemica Parent, Inc.	9/18/2025	147	366	(11)	(9)

		Unfunded Commitment Balances(2)		Fair Value(3)
	Commitment Expiration Date(1)	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
CST Buyer Company (dba Intoxalock)	10/3/2025	517	1,294	(62)	—
Acquia, Inc.	10/31/2025	1,946	1,946	(63)	(39)
Chronicle Bidco Inc. (dba Lexitas)	11/14/2025	1,300	1,300	(42)	(26)
Governmentjobs.com, Inc. (dba NeoGov)	2/5/2026	3,595	—	(72)	—
MRI Software LLC	2/10/2026	990	—	(50)	—
Instructure Holdings	3/24/2026	3,000	—	(38)	—
Axiom Software	7/31/2026	64	—	—	—
Axiom Software	7/31/2027	407	—	—	—
Gastro Health Holdco, LLC	4/13/2020	—	1,072	—	(16)
GlobalTranz Enterprises, Inc.	5/15/2020	—	2,968	—	(267)
Hygiena Borrower LLC	6/29/2020	—	814	—	(16)
Convene 237 Park Avenue, LLC (dba Convene)	8/30/2020	—	9,120	—	(182)
FWR Holding Corporation (dba First Watch Restaurants)	2/28/2021	—	3,040	—	(30)
The Center for Orthopedic and Research Excellence, Inc. (dba HOPCo)	8/15/2021	—	6,768	—	(118)
Gastro Health Holdco, LLC	9/13/2021	—	7,200	—	(108)
DDS USA Holding, Inc.	6/30/2022	—	1,380	—	(7)
SPay, Inc. (dba Stack Sports)	6/17/2024	—	543	—	(18)
Associations, Inc.	7/30/2024	—	836	—	(8)
WebPT, Inc.	8/28/2024	—	1,556	—	(31)
Bullhorn, Inc.	10/1/2025	—	799	—	(12)
Eptam Plastics, Ltd.	12/6/2025	—	1,015	—	(15)

Total 1st Lien/Senior Secured Debt		$87,427	$124,082	$(3,147)	$(2,265)

2nd Lien/Senior Secured Debt
USRP Holdings, Inc. (dba U.S. Retirement Partners)	3/29/2020	$—	$816	$—	$(8)
Hygiena Borrower LLC	6/29/2020	—	831	—	(15)
Genesis Acquisition Co. (dba ProCare Software)	7/31/2020	—	2,500	—	(63)

Total 2nd Lien/Senior Secured Debt		$—	$4,147	$—	$(86)

Total		$87,427	$128,229	$(3,147)	$(2,351)

(1)

Commitments are generally subject to borrowers meeting certain criteria such as compliance with covenants and certain operational metrics. These amounts may remain outstanding until the commitment period of an applicable loan expires, which may be shorter than its maturity.

(2)	Unfunded commitments denominated in currencies other than USD have been converted to USD using the exchange rate as of the applicable reporting date.
(3)	The fair value is reflected as investments, at fair value on the Consolidated Statements of Assets and Liabilities.

Contingencies

In the normal course of business, the Company enters into contracts that provide a variety of general indemnifications. Any exposure to the Company under these arrangements could involve future claims that may be made against the Company. Currently, no such claims exist or are expected to arise and, accordingly, the Company has not accrued any liability in connection with such indemnifications.

9. NET ASSETS

Capital Drawdowns

The following table summarizes the total shares issued and proceeds received related to capital drawdowns:

Share Issue Date	Shares Issued	Proceeds Received
For the Six Months Ended June 30, 2020
February 24, 2020	3,282,464	$61,806

Total capital drawdowns	3,282,464	$61,806

For the Six Months Ended June 30, 2019
March 25, 2019	4,286,182	$82,610
June 27, 2019	2,179,196	41,545

Total capital drawdowns	6,465,378	$124,155

Distributions

The following table reflects the distributions declared on shares of the Company’s common stock:

Date Declared	Record Date	Payment Date	Amount Per Share
For the Six Months Ended June 30, 2020
February 27, 2020	March 16, 2020	April 30, 2020	$0.43
For the Six Months Ended June 30, 2019
February 28, 2019	March 15, 2019	April 30, 2019	$0.43
May 9, 2019	June 14, 2019	July 31, 2019	0.43

10. EARNINGS (LOSS) PER SHARE

The following information sets forth the computation of basic and diluted earnings (loss) per share:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net increase (decrease) in net assets resulting from operations	$57,671	$15,596	$(6,077)	$23,249
Weighted average shares outstanding	53,844,947	47,386,851	52,871,029	45,373,734
Basic and diluted earnings (loss) per share	$1.07	$0.33	$(0.11)	$0.51

Diluted earnings (loss) per share equal basic earnings (loss) per share because there were no common share equivalents outstanding during the period presented.

11. FINANCIAL HIGHLIGHTS

The below table presents the schedule of financial highlights of the Company:

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Per Share Data:(1)
NAV, beginning of period	$18.69	$19.07
Net investment income (loss)	1.00	0.80
Net realized and unrealized gains (losses)(2)	(1.11)	(0.23)
Income tax provision, realized and unrealized gains	0.00 (6)	(0.01)

Net increase (decrease) in net assets resulting from operations(2)	(0.11)	0.56

Distributions declared from net investment income	(0.43)	(0.86)

Total increase (decrease) in net assets	(0.54)	(0.30)

NAV, end of period	$18.15	$18.77

Shares outstanding, end of period	53,844,947	49,470,258
Weighted average shares outstanding	52,871,029	45,373,734
Total return based on NAV(3)	(0.59)%	2.94%
Ratio/Supplemental Data:
Net assets, end of period	$977,365	$928,731
Ratio of net expenses to average net assets(4)	5.14%	7.02%
Ratio of expenses (without incentive fees and interest and other debt expenses) to net assets(4)	2.22%	2.12%
Ratio of interest and other debt expenses to average net assets(4)	2.92%	2.23%
Ratio of incentive fees to average net assets(4)	—%	2.67%
Ratio of total expenses to average net assets(4)	5.14%	7.02%
Ratio of net investment income (loss) to average net assets(4)	11.53%	8.58%
Average debt outstanding	$786,437	$381,657
Average debt per share(5)	$14.87	$8.41
Portfolio turnover	7%	9%

(1)

The per share data was derived by using the weighted average shares outstanding during the applicable period, except for distributions declared, which reflects the actual amount of distributions declared per share for the applicable period.

(2)	The amount shown may not correspond with the aggregate amount for the period as it includes the effect of the timing of the distribution.
(3)	Total return based on NAV is calculated as the change in NAV per share during the period plus dividends declared per share, divided by the beginning NAV per share.
(4)	Annualized except for certain operating expenses, as applicable.
(5)	Average debt per share is calculated as average debt outstanding divided by the weighted average shares outstanding during the applicable period.
(6)	Amount rounds to less than $0.00.

12. PENDING MERGER WITH GS BDC

On December 9, 2019, the Company entered into the Original Merger Agreement with GS BDC, Merger Sub, and GSAM. Due to the volatility of the market price of GS BDC Common Stock precipitated by the COVID-19 pandemic, it became unclear whether a closing condition in the Original Merger Agreement that required the Company’s stockholders to receive shares of GS BDC Common Stock that have a market value in excess of the Company’s NAV would be satisfied. As a result, on June 11, 2020, the Parties entered into the Amended and Restated Merger Agreement to, among other things, change the consideration to be paid to the Company’s stockholders from 0.9939 shares of GS BDC Common Stock for each share of the Company’s common stock under the Original Merger Agreement to NAV for NAV (i.e., a number of shares of GS BDC Common Stock with a NAV equal to the NAV per share of the Company’s common stock (such number of shares of GS BDC Common Stock, the “Exchange Ratio”), in each case determined no earlier than 48 hours (excluding Sundays and holidays) prior to the effective time of the First Merger (the “Merger Consideration”).

The Amended and Restated Merger Agreement provides that, subject to the conditions set forth in the Amended and Restated Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and, immediately thereafter, the Company will merge with and into GS BDC, with GS BDC continuing as the surviving company. The parties to the Amended and Restated Merger Agreement intend the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

In the First Merger, each share of the Company’s common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive a number of shares of GS BDC Common Stock equal to the Exchange Ratio. No fractional shares of GS BDC Common Stock will be issued, and holders of the Company’s common stock will receive cash in lieu of fractional shares.

The Amended and Restated Merger Agreement contains representations, warranties and covenants, including, among others, covenants relating to the operation of each of the Company’s and GS BDC’s businesses during the period prior to the closing of the Merger (the “Closing”). The Company and GS BDC have agreed to convene and hold stockholder meetings for the purpose of obtaining the approvals required of the Company’s and GS BDC’s stockholders, respectively, and the boards of directors of the Company and GS BDC have agreed to recommend that their respective stockholders approve the applicable proposals (as described below).

The directors of GS BDC immediately prior to the First Merger will remain the directors of GS BDC and will hold office until their respective successors are duly elected and qualify, or their earlier death, resignation or removal. Notwithstanding the foregoing, upon the consummation of the Merger, (i) the GS BDC board of directors (the “GS BDC Board”) will expand the size of the GS BDC Board to eight (8) directors and will appoint our independent directors (the “MMLC Independent Directors”) as of June 11, 2020 who are also members of the Board of Directors as of the date of the Closing (the “Closing Date”) to the GS BDC Board (the “MMLC Designated Directors”), and (ii) the MMLC Designated Directors will be apportioned among Class I (to serve until the 2021 annual meeting of stockholders) and Class II (to serve until the 2022 annual meeting of stockholders) of the GS BDC Board. In addition, the GS BDC Board will appoint the chairman of the Audit Committee of the Company as of the Closing Date to serve as the chairman of the Audit Committee of GS BDC, effective as of the Closing Date. The officers of GS BDC immediately prior to the Merger will remain the officers of GS BDC and will hold office until their respective successors are duly appointed and qualify, or their earlier death, resignation or removal.

In connection with the transaction, GS BDC will adopt an amended and restated certificate of incorporation (the “Amended and Restated GS BDC Charter”) to be effective upon the closing of the Second Merger (the “Closing”) that will generally restrict all stockholders who received shares of GS BDC Common Stock in the First Merger (the “Affected Stockholders”) from transferring their respective shares for at least 90 days following the date of filing of the Amended and Restated GS BDC Charter (the “Filing Date”), subject to a modified lock-up schedule thereafter. If approved, the Amended and Restated GS BDC Charter would provide that following the Closing, without the prior consent of the GS BDC Board, our stockholders who acquire shares of GS BDC Common Stock in the Merger (each, an “Affected Stockholder”) would not be able to transfer or sell:

• any shares of GS BDC Common Stock acquired by such Affected Stockholder in the Merger for 90 days following the Filing Date, which is expected to be filed on the Closing Date;

• two-thirds of the shares of GS BDC Common Stock acquired by such Affected Stockholder in the Merger for 180 days following the Filing Date; and

• one-third of the shares of GS BDC Common Stock acquired by such Affected Stockholder in the Merger for 270 days following the Filing Date.

The Amended and Restated Merger Agreement provides that neither the Company nor GS BDC may solicit proposals relating to alternative transactions, or, subject to certain exceptions, initiate or participate in discussions or negotiations regarding, or provide information with respect to, any proposal for an alternative transaction. However, each of the Board of Directors and the GS BDC Board may, subject to certain conditions, change its recommendation to the applicable stockholders or, terminate the Amended and Restated Merger Agreement and enter into an agreement with respect to, in the case of the Company, a “MMLC Superior Proposal” or, in the case of GS BDC, a “GS BDC Superior Proposal” (each as defined in the Amended and Restated Merger Agreement) if it determines in its reasonable good faith judgment, after consultation with its outside legal counsel and on the recommendation of the applicable special committee (the “Special Committee”), that the failure to take such action would be reasonably likely to breach its fiduciary duty under applicable law (taking into account any changes to the Amended and Restated Merger Agreement proposed by GS BDC or the Company, as applicable).

Consummation of the Merger, which is currently anticipated to occur during the fourth quarter of calendar year 2020, is subject to certain closing conditions, including (a) approval by GS BDC’s stockholders of each of (i) the Amended and Restated Merger Agreement, (ii) the Amended and Restated GS BDC Charter, and (iii) the issuance of shares of GS BDC Common Stock pursuant to the Amended and Restated Merger Agreement and (b) approval by the Company’s stockholders of each of (i) the Amended and Restated Merger Agreement and (ii) the Amended and Restated GS BDC Charter.

13. SUBSEQUENT EVENTS

Subsequent events after the Consolidated Statements of Assets and Liabilities date have been evaluated through the date the unaudited consolidated financial statements were issued. Other than items discussed below, the Company has concluded that there is no impact requiring adjustment or disclosure in the consolidated financial statements.

On July 13, 2020, GS BDC filed an amended registration statement on Form N-14, which included a joint proxy statement of the Company and GS BDC and a prospectus of GS BDC. The registration statement on Form N-14 was declared effective by the SEC on July 31, 2020. On August 4, 2020, GS BDC filed its final joint proxy statement/prospectus on Form 497, which will be mailed on or about August 11, 2020 to GS BDC’s stockholders of record as of August 3, 2020. Special meetings for each of the Company’s and GS BDC’s stockholders are scheduled for October 2, 2020 to vote on the matters described in the joint proxy statement/prospectus as required by the Merger Agreement.

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial information and explanatory notes illustrate the effect of the Merger (as defined below) on the financial position and results of operations of Goldman Sachs BDC, Inc. (“GSBD”) based upon the respective historical financial positions and results of operations of GSBD and Goldman Sachs Middle Market Lending Corp. (“MMLC”) under the asset acquisition method of accounting with GSBD treated as the acquirer. The unaudited pro forma condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of GSBD, which are included in GSBD’s quarterly report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 10, 2020, and MMLC, which are included as Exhibit 99.2 to GSBD’s current report on Form 8-K, filed with the SEC on September 16, 2020, to which this unaudited pro forma condensed consolidated information is also included as an exhibit.

GSBD entered into the Agreement and Plan of Merger (the “Original Merger Agreement”), with MMLC, Evergreen Merger Sub Inc., a wholly owned subsidiary of GSBD (“Merger Sub”) and Goldman Sachs Asset Management, L.P., the investment adviser to each of GSBD and MMLC (“GSAM,” and together with GSBD, MMLC and Merger Sub, the “Parties”). The Parties amended and restated the Original Merger Agreement in its entirety (as amended and restated, the “Amended and Restated Merger Agreement”). Pursuant to and subject to the terms and conditions of the Amended and Restated Merger Agreement, Merger Sub will merge with and into MMLC, with MMLC continuing as the surviving company and as a wholly-owned subsidiary of GSBD (the “Initial Merger”) and, immediately thereafter, MMLC will merge with and into GSBD, with GSBD continuing as the surviving company (the “Second Merger” and, together with the Initial Merger, the “Merger”).

The unaudited pro forma condensed consolidated financial information includes the unaudited pro forma condensed consolidated Statement of Assets and Liabilities as of June 30, 2020 assuming the Merger had been completed on June 30, 2020. The unaudited pro forma condensed consolidated Statement of Operations for the six months ended June 30, 2020, and for the year ended December 31, 2019 were prepared assuming the Merger had been completed on January 1, 2019. Additionally, the unaudited pro forma condensed consolidated financial information for the year ended December 31, 2019 includes the following events that occurred in February 2020: (i) GSBD’s issuance of $360.0 million of 2025 Notes, (ii) the amendment of the GSBD Credit Facility, and (iii) MMLC’s capital drawdowns of $61.8 million. Such unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of GSBD and MMLC from publicly available information and certain assumptions and adjustments as discussed in Note 2 “Preliminary Pro Forma Adjustments” of the accompanying notes to the unaudited pro forma condensed consolidated financial statements in this section.

The Amended and Restated Merger Agreement provides that each MMLC stockholder will be entitled to receive, for each share of MMLC common stock, par value $0.001 per share (“MMLC Common Stock”), that number of shares of GSBD common stock, par value $0.001 per share (“GSBD Common Stock”) with a net asset value (“NAV”) equal to the NAV per share of MMLC Common Stock, in each case calculated as of the same date within 48 hours (excluding Sundays and holidays) prior to the closing of the Merger.

Generally, under asset acquisition accounting, acquiring assets in groups not only requires ascertaining the cost of the asset (or net assets), but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group. The cost of the group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair values of net identifiable assets acquired other than certain “non-qualifying” assets (for example cash) and does not give rise to goodwill. GSBD will be the accounting survivor of the Merger. GSBD believes that the acquisition of MMLC should be accounted for as an asset acquisition based on the nature of its pre-acquisition operations and other factors outlined in ASC 805-50—Business Combinations—Related Issues, with the fair value of total consideration paid in conjunction with the Merger allocated to the assets acquired and liabilities assumed based on their relative fair values as of the date of the Merger. See the section entitled “Accounting Treatment of the Merger” in GSBD’s joint proxy statement and prospectus that forms a part of a registration statement on Form N-14 filed with the SEC on August 4, 2020 for additional information.

The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had the Merger been completed at the beginning of the applicable period presented, nor the impact of expense efficiencies, asset dispositions, share repurchases and other factors. In addition, as

1

explained in more detail in the accompanying notes to the unaudited pro forma condensed consolidated financial information, the allocation of the pro forma purchase price reflected in the unaudited pro forma condensed consolidated financial information involves estimates, is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the Merger.

See notes to unaudited pro forma condensed consolidated financial statements.

2

Goldman Sachs BDC, Inc.

Pro Forma Condensed Consolidated Statement of Assets and Liabilities

As of June 30, 2020

Unaudited

(In thousands, except share and per share data)

	Actual	Actual			Pro Forma
		Goldman Sachs			Goldman Sachs BDC,
	Goldman Sachs BDC, Inc.	Middle Market Lending Corp.	Pro Forma Adjustments		Inc. Combined
Assets and Liabilities Data:
Investments, at fair value	$1,424,467	$1,675,778	$—	(A)	$3,100,245
Cash and cash equivalents, and foreign currencies	105,788	136,251	—		242,039
Deferred financing costs	8,618	2,335	1,465	(B)	12,418
Other assets	11,731	10,888	5,430	(C)	28,049

Total assets	1,550,604	1,825,252	6,895		3,382,751

Liabilities & Net Assets
Debt (net of debt issuance cost associated with GSBD)	909,263	840,872	—	(B)	1,750,135
Other liabilities	29,845	7,015	85,364	(B)(C)(D)	122,224

Total liabilities	939,108	847,887	85,364		1,872,359

Total Net Assets	611,496	977,365	(78,469)		1,510,392

Total liabilities and net assets	$1,550,604	$1,825,252	$6,895		$3,382,751

Number of shares of common stock outstanding.	40,401,637	53,844,947	5,848,405	(E)	100,094,989

Net asset value per share	$15.14	$18.15			$15.09

See notes to unaudited pro forma condensed consolidated financial statements.

3

Goldman Sachs BDC, Inc.

Pro Forma Condensed Consolidated Statement of Operations

For the Six Months Ended June 30, 2020

Unaudited

(In thousands, except share and per share data)

	Actual	Actual			Pro Forma
		Goldman Sachs			Goldman Sachs BDC,
	Goldman Sachs BDC, Inc.	Middle Market Lending Corp.	Pro Forma Adjustments		Inc. Combined
Performance Data:
Interest and dividend income	$62,036	$77,012	$3,737	(A)	$142,785
Other income	538	674	—		1,212

Total investment income	62,574	77,686	3,737		143,997
Interest and other debt expenses	18,008	13,600	(1,393	)(B)	30,215
Management fees	7,283	7,025	1,396	(F)	15,704
Incentive fees	—	—	—	(F)	—
Other expenses	3,734	4,055	(1,567	)(C)(G)	6,222

Total expenses	29,025	24,680	(1,564)		52,141

Incentive fees waiver	—	—	—	(F)	—
Management fees waiver	(2,810)	—	2,810	(F)	—

Net investment income	36,359	53,006	2,491		91,856
Net realized gain (loss)	(11,469)	309	—		(11,160)
Net change in unrealized appreciation (depreciation)	(53,951)	(59,408)	(3,737	)(A)	(117,096)

Total net realized and unrealized gains (losses)	(65,420)	(59,099)	(3,737)		(128,256)
(Provision) benefit for taxes	99	16	—		115

Net increase (decrease) in net assets resulting from operations	(28,962)	(6,077)	(1,246)		(36,285)

Per Common Share Data
Weighted average shares outstanding(1)	40,398,978	52,871,029	6,822,323		100,092,330
Net investment income per share (basic and diluted)	$0.90	$1.00			$0.92
Earnings (loss) per share (basic and diluted)	$(0.72)	$(0.11)			$(0.36)

(1)

Basic and diluted weighted average shares outstanding for Pro Forma Goldman Sachs BDC, Inc. is estimated by adding estimated share issuance to MMLC stockholders of 59,693,352 shares to weighted average shares outstanding for GSBD for the six months ended June 30, 2020.

See notes to unaudited pro forma condensed consolidated financial statements.

4

Goldman Sachs BDC, Inc.

Pro Forma Condensed

Consolidated Statement of

Operations For the Year Ended

December 31, 2019

Unaudited

(In thousands, except share and per share data)

	Actual	Actual			Pro Forma
	Goldman Sachs BDC, Inc.	Goldman Sachs Middle Market Lending Corp.	Pro Forma Adjustments		Goldman Sachs BDC, Inc. Combined
Performance Data:
Interest and dividend income	$144,685	$143,781	$7,473	(A)	$295,939
Other income	2,576	1,962	—		4,538

Total investment income	147,261	145,743	7,473		300,477
Interest and other debt expenses	36,313	24,076	553	(B)	60,942
Management fees	14,696	13,665	3,360	(F)	31,721
Incentive fees	9,220	18,024	(2,710	)(F)	24,534
Other expenses	7,707	7,133	(2,455	)(C)(G)	12,385

Total expenses	67,936	62,898	(1,252)		129,582

Incentive fees waiver	(394)	—	394	(F)	—

Net investment income	79,719	82,845	8,331		170,895
Net realized gain (loss)	(39,029)	(8,750)	—		(47,779)
Net change in unrealized appreciation (depreciation)	(4,715)	(12,269)	(7,473	)(A)	(24,457)
Total net realized and unrealized gains (losses)	(43,744)	(21,019)	(7,473)		(72,236)
(Provision) benefit for taxes	173	(694)	—		(521)

Net increase (decrease) in net assets resulting from operations	36,148	61,132	858		98,138

Per Common Share Data
Weighted average shares outstanding(1)	40,313,662	47,453,793	12,239,559		100,007,014
Net investment income per share (basic and diluted)	$1.98	$1.75			$1.71
Earnings per share (basic and diluted)	$0.90	$1.29			$0.98

(1)

Basic and diluted weighted average shares outstanding for Pro Forma Goldman Sachs BDC, Inc. is estimated by adding estimated share issuance to MMLC stockholders of 59,693,352 shares to weighted average shares outstanding for GSBD for the year ended December 31, 2019.

See notes to unaudited pro forma condensed consolidated financial statements.

5

1. BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed consolidated financial information related to the Merger is included as of and for the six months ended June 30, 2020, and for the year ended December 31, 2019. On December 9, 2019, GSBD and MMLC entered into the Initial Merger Agreement, which was amended and restated in its entirety on June 11, 2020 by the A&R Merger Agreement. For the purposes of the pro forma condensed consolidated financial statements, the cost of the acquisition is based on the closing price of GSBD Common Stock as of August 24, 2020, adjusted to include a discount to reflect the impact of transfer restrictions applicable to the shares of GSBD Common Stock issued to MMLC stockholders pursuant to the terms of the Merger and the impact of $1.9 million in estimated transaction costs expected to be incurred by GSBD (the “Pro Forma Accounting Purchase Price”). The Pro Forma Accounting Purchase Price is approximately $863.4 million in stock consideration which is based upon a price of $15.86 per share of GSBD Common Stock as of August 24, 2020 and an implied value per share of MMLC Common Stock of $16.00. The pro forma adjustments included herein reflect the conversion of MMLC Common Stock into GSBD Common Stock using an exchange ratio of 1.1086 of a share of GSBD Common Stock, for each of the 53,844,947 shares of MMLC Common Stock outstanding as of June 30, 2020.

The Merger will be accounted for as an asset acquisition of MMLC by GSBD in accordance with the asset acquisition method of accounting as detailed in ASC 805-50, Business Combinations—Related Issues. In applying the asset acquisition method of accounting, GSBD uses a cost approach to allocate the cost of the assets purchased against the assets being acquired. The cost of the acquisition is determined to be the fair value of the consideration given or the fair value of the assets acquired, whichever is more clearly evident. On a pro forma basis, the Pro Forma Accounting Purchase Price was used as a preliminary estimate of purchase price for accounting purposes. The fair value of the Merger Consideration paid by GSBD is allocated to assets acquired and liabilities assumed based on their relative fair values as of the date of acquisition and will not give rise to goodwill. Preliminary purchase accounting allocations are detailed in Note 2 “Preliminary Purchase Accounting Allocations”.

GSBD’s financial statements include its accounts and the accounts of all its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of the unaudited pro forma condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the amounts have been rounded, and all amounts are in thousands, except share and per share amounts.

Valuation of Portfolio Investments: The valuation processes and oversight are identical for GSBD and MMLC. As BDCs, GSBD and MMLC conduct the valuation of their assets, pursuant to which their NAV is determined, consistent with GAAP and the 1940 Act. The GSBD Board and MMLC Board, with the assistance of the GSBD Audit Committee and the MMLC Audit Committee, respectively, determines the fair value of each fund’s assets within the meaning of the 1940 Act, on at least a quarterly basis, in accordance with the terms of Financial Accounting Standards Board ASC Topic 820, Fair Value Measurement and Disclosures (“ASC 820”).

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same – to estimate the price when an orderly transaction to sell the asset or transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

6

ASC 820 establishes a hierarchal disclosure framework which ranks the observability of inputs used in measuring financial instruments at fair value. The observability of inputs is impacted by a number of factors, including the type of financial instruments and their specific characteristics. Financial instruments with readily available quoted prices, or for which fair value can be measured from quoted prices in active markets, generally will have a higher degree of market price observability and a lesser degree of judgment applied in determining fair value. The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities. The three-level hierarchy for fair value measurement is defined as follows:

Level 1—inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date. The types of financial instruments included in Level 1 include unrestricted securities, including equities and derivatives, listed in active markets.

Level 2—inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The type of financial instruments in this category includes less liquid and restricted securities listed in active markets, securities traded in other than active markets, government and agency securities, and certain over-the-counter derivatives where the fair value is based on observable inputs.

Level 3—inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include investments in privately held entities and certain over-the-counter derivatives where the fair value is based on unobservable inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. Each of GSBD’s and MMLC’s assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the financial instrument.

With respect to investments for which market quotations are not readily available, or for which market quotations are deemed not reflective of the fair value, the valuation procedures adopted by the GSBD Board and MMLC Board contemplates a multi-step valuation process each quarter, as described below:

(1)	The quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of Investment Adviser responsible for the portfolio investment;

(2)

The GSBD Board and MMLC Board also engage Independent Valuation Advisors to provide independent valuations of the investments for which market quotations are not readily available, or are readily available but deemed not reflective of the fair value of an investment. The Independent Valuation Advisors independently value such investments using quantitative and qualitative information provided by the investment professionals of the Investment Adviser as well as any market quotations obtained from independent pricing services, brokers, dealers or market dealers. The Independent Valuation Advisors also provide analyses to support their valuation methodology and calculations. The Independent Valuation Advisors provide an opinion on a final range of values on such investments to the GSBD Board or the GSBD Audit Committee or the MMLC Board or the MMLC Audit Committee. The Independent Valuation Advisors define fair value in accordance with ASC 820 and utilize valuation approaches including the market approach, the income approach or both. A portion of the portfolio is reviewed on a quarterly basis, and all investments in the portfolio for which market quotations are not readily available, or are readily available, but deemed not reflective of the fair value of an investment, are reviewed at least annually by an Independent Valuation Advisor;

(3)

The Independent Valuation Advisors’ preliminary valuations are reviewed by GSAM and the Valuation Oversight Group (“VOG”), a team that is part of the Controllers Department within the Finance Division of Goldman Sachs. The Independent Valuation Advisors’ ranges are compared to GSAM’s valuations to ensure GSAM’s valuations are reasonable. VOG presents the valuations to the Private Investment Valuation and Side Pocket Working Group of the Investment Management Division Valuation Committee, which is comprised of representatives from GSAM who are independent of the investment making decision process;

(4)	The Investment Management Division Valuation Committee ratifies fair valuations and makes recommendations to the GSBD Audit Committee or the MMLC Audit Committee;

(5)

The Audit Committee of each of the GSBD Board or the MMLC Board, as applicable, reviews valuation information provided by the Investment Management Division Valuation Committee, GSAM and the Independent Valuation Advisors. The relevant Audit Committee then assesses such valuation recommendations; and

7

(6)

Each of the GSBD Board and the MMLC Board discusses the valuations and, within the meaning of the 1940 Act, determines the fair value of investments in good faith, based on the input of GSAM, the Independent Valuation Advisors and the relevant Audit Committee.

Income Taxes: GSBD has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, GSBD generally will not be required to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that GSBD timely distributes to its stockholders as dividends. To maintain its RIC status, GSBD must meet specified source-of-income and asset diversification requirements and timely distribute to stockholders at least 90% of GSBD’s investment company taxable income for each year. Depending upon the level of taxable income earned in a year, GSBD may choose to carry forward taxable income for distribution in the following year and pay any applicable tax. GSBD generally will be required to pay a U.S. federal excise tax if GSBD’s distributions during a calendar year do not exceed the sum of (1) 98% of GSBD’s net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of GSBD’s capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year and (3) any net ordinary income and capital gains in excess of capital losses for preceding years that were not distributed during such years.

Transaction Costs: Both GSBD and MMLC incur direct transaction costs resulting from the Merger. GSBD, as the acquirer in an asset acquisition, will capitalize its transaction costs and such costs will be reflected as an adjustment to the purchase price of MMLC. MMLC will expense its transaction costs as incurred. In the event the Merger is consummated, GSAM shall reimburse each of MMLC and GSBD, in each case in an amount of up to $4.0 million for all fees and expenses incurred and payable by MMLC or on its behalf, on the one hand, and GSBD or on its behalf, on the other hand, in connection with or related to the Merger, the Merger Agreement and the related transactions (including all documented fees and expenses of counsel, accountants, experts and consultants to MMLC or the MMLC Special Committee, on the one hand, or GSBD or the GSBD Special Committee, on the other hand). See “Description of the Merger Agreement—Fees and Expenses.”

GSBD expects to incur approximately $1.9 million in estimated transaction costs net of GSAM reimbursement, which will be capitalized for the purposes of the purchase price accounting. MMLC expects to incur approximately $1.9 million in estimated transaction costs net of GSAM reimbursement.

2. PRELIMINARY PURCHASE ACCOUNTING ALLOCATIONS

The unaudited pro forma condensed consolidated financial information includes the unaudited Pro Forma Condensed Consolidated Statement of Assets and Liabilities as of June 30, 2020 assuming the Merger had been completed on June 30, 2020. The unaudited Pro Forma Condensed Consolidated Statements of Operations for the six months ended June 30, 2020 and for the year ended December 31, 2019 were prepared assuming the Merger had been completed on January 1, 2019.

For purposes of the pro forma condensed consolidated financial statements, the cost of the acquisition is based on the Pro Forma Accounting Purchase Price. The Pro Forma Accounting Purchase Price is approximately $863.4 million in stock consideration which is based upon a price of $15.86 per share of GSBD Common Stock as of August 24, 2020. The unaudited Pro Forma Condensed Consolidated Statement of Assets and Liabilities reflects the issuance of 59,693,352 shares of GSBD Common Stock pursuant to the Merger Agreement.

If the closing stock price of GSBD common stock were to increase or decrease by 5%, the Pro Forma Accounting Purchase Price would be approximately $907 million and $820 million, respectively.

The Merger will be accounted for using the asset acquisition method of accounting. Accordingly, the fair value of the consideration paid by GSBD in connection with the Merger will be allocated to the assets acquired and liabilities assumed based on their relative fair values as of the date of acquisition and will not give rise to goodwill.

The Merger is expected to close in the fourth quarter of 2020. The prevailing market price of GSBD Common Stock at Closing may be different from the price of GSBD Common Stock on which we have based the Pro Forma Accounting Purchase Price. To the extent that the closing sales price of GSBD Common Stock as of immediately prior to Closing, adjusted to include a discount to reflect the impact of transfer restrictions applicable to the shares of GSBD Common Stock issued to MMLC stockholders pursuant to the terms of the Merger and the impact of estimated transaction costs expected to be incurred by GSBD (the “Accounting Purchase Price”) does not closely approximate the NAV of GSBD Common Stock at such time, the difference between the Accounting Purchase Price and the fair value of MMLC’s net assets acquired, would result in a purchase premium or discount (henceforth referred to as the “purchase premium (or discount)”). The purchase premium (or discount) will be allocated to the acquired assets and assumed liabilities of MMLC based on their relative fair values as of the Closing Date. Immediately following the Merger, GSBD will record its investments, including former MMLC investments, at their respective fair values and, as a result, the purchase premium (or discount) allocated to the cost basis of the investments acquired from MMLC will be recognized as unrealized depreciation (or appreciation). The purchase premium (or discount) allocated to the acquired MMLC investments in loans would amortize over the life of the loans through interest income with a corresponding reversal of the initial unrealized depreciation (or appreciation) on the acquired MMLC

8

loans through their ultimate disposition. The purchase premium (or discount) allocated to the acquired MMLC investments in equity securities would not amortize over the life of the equity securities through interest income and, assuming no subsequent change to the fair value of the acquired MMLC equity securities and disposition of such equity securities at fair value, would be recognized as realized loss (or gain) with a corresponding reversal of the unrealized depreciation (or appreciation) upon disposition of such equity securities.

The following table summarizes the calculation of pro forma purchase price and adjustments to assets acquired and the liabilities assumed based on MMLC’s estimate of relative fair values:

	Goldman Sachs Middle Market Lending Corp.	Pro Forma Adjustments(1)	Pro Forma June 30, 2020
Common stock issued			$863,382

Total purchase price			863,382

Investments, at fair value	$1,675,778	$—	$1,675,778
Cash and cash equivalents	136,251	—	136,251
Deferred financing costs	2,335	(2,335)	—
Other assets	10,888	4,000	14,888

Total assets acquired	1,825,252	1,665	1,826,917
Debt	840,872	—	840,872
Other liabilities assumed (including transaction costs)	7,015	78,282	85,297

Total liabilities	847,887	78,282	926,169

Net assets acquired	$977,365	$(76,617)	$900,748

Purchase discount (2)			$(37,366)

(1)	Pro Forma adjustments are detailed in Note 3 “Preliminary Pro Forma Adjustments.”
(2)	Purchase discount is allocated to cost of investments acquired after initial recognition of cost at fair value of assets acquired, illustrated in the table below.

	Pro Forma Adjustments
	Goldman Sachs Middle Market Lending Corp. June 30, 2020	Recognition of Cost at Fair Value of Assets Acquired	Purchase Discount	Pro Forma June 30, 2020
Investments, at fair value:
Amortized Cost	$1,754,335	$(78,557)	$(37,366)	$1,638,412

Unrealized appreciation (depreciation) on investments	(78,557)	78,557	37,366	37,366

	$1,675,778			$1,675,778

9

3. PRELIMINARY PURCHASE ACCOUNTING ALLOCATIONS

(A) The pro forma adjustment to investments at fair value reflects the initial recognition by GSBD of MMLC investments at fair value, a decrease in cost of investments equal to the calculated pro forma purchase discount and a corresponding increase to unrealized appreciation (depreciation) on investments. The pro forma adjustment to interest and dividend income reflects the amortization of the purchase discount resulting from the purchase discount paid in the Merger allocated to the investments in loan securities acquired from MMLC over a period of five years (represents the average remaining term of loan securities acquired) and the corresponding reversal of the unrealized appreciation, described in the preceding sentence, on the loans acquired from MMLC. The adjustment assumes the estimated purchase discount calculated as of June 30, 2020 of $37.4 million equates to the purchase discount if the Merger had occurred on January 1, 2019. Based on these assumptions, Pro Forma Condensed Consolidated Statements of Operations reflect increases to interest income and corresponding reversals of unrealized appreciation.

(B) The pro forma adjustment to deferred financing costs on the Pro Forma Condensed Consolidated Statement of Assets and Liabilities reflects the elimination of $2.3 million of unamortized deferred financing costs associated with the extinguishment of MMLC’s revolving credit facility debt balance on the Pro Forma Condensed Consolidated Statement of Assets and Liabilities, which is offset by the anticipated increase in capacity and amount outstanding under the GSBD existing credit facility (the “GSBD Credit Facility”) following the consummation of the Merger, as discussed below.

In addition, the pro forma adjustment reflects approximately $3.8 million in fees and expenses to be capitalized to deferred financing costs on the Pro Forma Condensed Consolidated Statement of Assets and Liabilities and the corresponding liability to be recorded in other liabilities for the fees and expenses incurred in connection with increasing the borrowing capacity of the GSBD Credit Facility upon consummation of the Merger.

The adjustment of $1.4 million to interest and other debt expenses on the Pro Forma Condensed Consolidated Statement of Operations for the six months ended June 30, 2020 includes (i) the elimination of unamortized deferred financing costs associated with MMLC’s revolving credit facility that will not be acquired as part of the Merger; (ii) amortization of deferred financing costs associated with the aforementioned increase of borrowing capacity to the GSBD Credit Facility; and (iii) a recalculation of the interest expense related to MMLC’s outstanding debt balance utilizing the weighted average interest rate of 2.99% as of June 30, 2020 for the GSBD Credit Facility that will remain in place following the consummation of the Merger.

The adjustment of $0.6 million to interest and other debt expenses on the Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2019, includes (i) the elimination of unamortized deferred financing costs associated with MMLC’s revolving credit facility that will not be acquired as part of the Merger; (ii) amortization of deferred financing costs associated with the February 25, 2020 amendment to the GSBD Credit Facility and the aforementioned increase in capacity to the GSBD Credit Facility; (iii) amortization of debt issuance costs associated with the 2025 Notes issuance and the corresponding interest expense; and (iv) a recalculation of the interest expense related to the estimated weighted average debt outstanding of $900.0 million utilizing the weighted average interest rate of 3.64% under the amended terms for the GSBD Credit Facility that will remain in place following the consummation of the Merger.

(C) In the event the Merger is consummated, GSAM shall reimburse each of MMLC and GSBD, in each case in an amount of up to $4.0 million for all fees and expenses incurred and payable by MMLC or on its behalf, on the one hand, and GSBD or on its behalf, on the other hand, in connection with or related to the Merger, the Amended and Restated Merger Agreement and the related transactions (including all documented fees and expenses of counsel, accountants, experts and consultants to MMLC or the MMLC Special Committee, on the one hand, or GSBD or the GSBD Special Committee, on the other hand). An asset equal to the aggregate reimbursement amount of $8.0 million was added to the Pro Forma Condensed Consolidated Statement of Assets and Liabilities.

GSBD’s estimated transaction costs are $5.9 million, for which $1.0 million was capitalized for the year ended December 31, 2019 and an incremental $1.6 million was capitalized for the six months ended June 30, 2020. Transaction expenses for GSBD are included in other assets on GSBD’s Consolidated Statement of Assets and Liabilities and have been removed as the transaction costs are capitalized in the purchase price. The remaining estimated outstanding transaction costs of $3.3 million were added to the Pro Forma Condensed Consolidated Statements of Assets and Liabilities, within other liabilities. Estimated transaction costs are $ 1.9 million net of GSAM reimbursement, which have been capitalized, as well as utilized for purposes of calculating the exchange ratio.

MMLC’s estimated transaction costs are $5.9 million, for which $1.5 million was expensed for the year ended December 31, 2019 and an incremental $1.1 million was expensed for the six months ended June 30, 2020. The remaining estimated outstanding transaction costs of $3.3 million were added to the Pro Forma Condensed Consolidated Statements of Assets and Liabilities, within other liabilities. Transaction expenses for MMLC are included in other expenses on MMLC’s Consolidated Statement of Operations and have been removed from the Pro-Forma Condensed Statement of Operations as these are non-recurring expenses.

(D) In addition to the pro forma adjustment made in footnotes (B) and (C), the pro forma adjustment reflects the estimated distribution of approximately $75.0 million to MMLC stockholders relating to the pre-Closing period that the MMLC Board will declare prior to the Closing, subject to MMLC’s compliance with all applicable regulatory requirements and covenants contained in debt agreements to which MMLC is party or subject.

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(E) This pro forma adjustment reflects shares of GSBD Common Stock issued to MMLC stockholders based on an exchange ratio of 1.1086 shares of GSBD Common Stock for each share of MMLC Common Stock held as of June 30, 2020. For purposes of calculating the exchange ratio, the NAV of MMLC as of June 30, 2020 was adjusted by (i) elimination of unamortized deferred financing discussed in footnote (B), (ii) estimated net transaction costs discussed in footnote (C); and (iii) the distribution to MMLC stockholders discussed in footnote (D). New shares of GSBD Common Stock issued equal the adjusted NAV per share of MMLC Common Stock of $16.73 divided by the adjusted NAV per share of GSBD Common Stock as of June 30, 2020 of $15.09. This resulted in an increase in total combined shares outstanding of 5,848,405.

(F) After the Merger, MMLC’s assets will be subject to the Second Amended and Restated Investment Management Agreement, dated June 15, 2018, by and between GSBD and GSAM (the “GSBD Investment Management Agreement”). The adjustments included in the Pro Forma Condensed Consolidated Statements of Operations are to account for differences in the calculation of management and incentive fees between the Investment Management Agreement, dated January 13, 2017, by and between MMLC and GSAM (the “MMLC Investment Management Agreement”) and the GSBD Investment Management Agreement.

In addition, the voluntary management fee waiver for GSBD has been removed from the Pro-Forma Condensed Statement of Operations as this was a non-recurring waiver.

In addition, in connection with the Merger, GSAM has agreed to waive a portion of its incentive fee for nine quarters, commencing with the quarter ending December 31, 2019 through and including the quarter ending December 31, 2021, otherwise payable by GSBD under the GSBD Investment Management Agreement, for each such quarter in an amount sufficient to ensure that GSBD’s net investment income per weighted share outstanding for such quarter is at least $0.48 per share. Because the Incentive Fee Waiver is temporary and short-term, the calculation of incentive fees presented in the Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 2019 does not take into account the Incentive Fee Waiver and has been removed from the Pro-Forma Condensed Statement of Operations.

(G) In addition to the pro forma adjustment made to other expenses in footnote (C) for MMLC transaction expenses, which are included in other expenses on MMLC’s Consolidated Statement of Operations and have been removed from the Pro Forma Condensed Statement of Operations as these are non-recurring expenses, the pro forma adjustment to other expenses reflects the impact of the Merger on professional fees and general and administrative expenses representing cost savings attributable to the Merger.

11

Goldman Sachs BDC, Inc.

Pro Forma Condensed Consolidated Schedule of Investments

Unaudited

As of June 30, 2020

(In thousands)

					Actual		Actual
					Goldman Sachs BDC, Inc.		Goldman Sachs Middle Market Lending Corp.		Pro Forma Combined
Investment*	Industry	Interest Rate(+)	Reference Rate and Spread(+)	Maturity Date	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Footnotes
1st Lien Senior Secured Debt
3SI Security Systems, Inc.	Commercial Services & Supplies	6.75%	L + 5.75%; 1.00% Floor	6/16/2023	14,589	14,257	—	—	14,589	14,257	(1)
3SI Security Systems, Inc.	Commercial Services & Supplies	6.75%	L + 5.75%; 1.00% Floor	6/16/2023	—	—	2,218	2,171	2,218	2,171	(1)
A Place For Mom, Inc.	Diversified Consumer Services	4.75%	L + 3.75%; 1.00% Floor	8/10/2024	8,791	7,917	—	—	8,791	7,917
Accuity Delivery Systems, LLC	Health Care Providers & Services	8.32%	L + 7.00%; 1.00% Floor	6/13/2023	9,973	10,272	14,200	14,625	24,173	24,897	^ (1) (2)
Acquia, Inc.	Software	8.00%	L + 7.00%; 1.00% Floor	10/31/2025	12,138	11,962	17,865	17,606	30,003	29,568	(1) (2)
Acquia, Inc.	Software		L + 7.00%; 1.00% Floor	10/31/2025	(24)	(43)	(35)	(63)	(59)	(106)	(1) (2) (3)
Animal Supply Holdings, LLC	Distributors	11.50% PIK	L + 10.00% PIK; 1.50% Floor	2/22/2022	3,962	3,780	—	—	3,962	3,780	^^ (1) (4)
Ansira Partners, Inc.	Professional Services	7.50% PIK	L + 6.50% PIK; 1.00% Floor	12/20/2024	4,546	4,341	—	—	4,546	4,341
Ansira Partners, Inc.	Professional Services	7.51% PIK	L + 6.50% PIK; 1.00% Floor	12/20/2024	280	267	—	—	280	267
Apptio, Inc.	IT Services	8.25%	L + 7.25%; 1.00% Floor	1/10/2025	32,173	31,558	45,701	44,826	77,874	76,384	(2)
Apptio, Inc.	IT Services		L + 7.25%; 1.00% Floor	1/10/2025	(34)	(78)	(48)	(111)	(82)	(189)	(2) (3)
Associations, Inc.	Real Estate Management & Development	8.46%	L + 7.00% (incl. 3.00% PIK); 1.00% Floor	7/30/2024	13,633	13,203	19,424	18,812	33,057	32,015	(1) (2)
Associations, Inc.	Real Estate Management & Development	8.46%	L + 7.00% (incl. 3.00% PIK); 1.00% Floor	7/30/2024	2,135	2,040	3,042	2,907	5,177	4,947	(1) (2) (3)
Associations, Inc.	Real Estate Management & Development	7.46%	L + 6.00%; 1.00% Floor	7/30/2024	582	563	829	802	1,411	1,365	(1) (2)
ATX Networks Corp.	Communications Equipment	8.00%	L + 7.00% (incl. 1.00% PIK); 1.00% Floor	6/11/2021	7,237	6,381	—	—	7,237	6,381
ATX Networks Corp.	Communications Equipment	8.00%	L + 7.00% (incl. 1.00% PIK); 1.00% Floor	6/11/2021	458	406	—	—	458	406
Axiom Software	Health Care Technology			7/31/2027	—	—	—	—	—	—	(2) (3)
Axiom Software	Health Care Technology			7/31/2026	—	—	—	—	—	—	(2) (3)
Badger Sportswear, Inc.	Textiles, Apparel & Luxury Goods	6.25%	L + 5.00%; 1.00% Floor	9/11/2023	7,098	4,290	—	—	7,098	4,290
Barbri, Inc.	Diversified Consumer Services	5.33%	L + 4.25%; 1.00% Floor	12/1/2023	6,224	5,307	—	—	6,224	5,307
BJH Holdings III Corp. (dba Jack’s Family Restaurants)	Hotels, Restaurants & Leisure	6.75%	L + 5.75%; 1.00% Floor	8/19/2025	6,123	5,684	8,971	8,327	15,094	14,011	(2)
Brillio, LLC	IT Services	5.75%	L + 4.75%; 1.00% Floor	2/6/2025	4,439	4,318	6,481	6,305	10,920	10,623	(1	) (2)
Brillio, LLC	IT Services	5.75%	L + 4.75%; 1.00% Floor	2/6/2025	755	702	1,100	1,023	1,855	1,725	(1	) (2) (3)
Bullhorn, Inc.	Professional Services	6.57%	L + 5.50%; 1.00% Floor	10/1/2025	10,792	10,611	15,813	15,548	26,605	26,159	(1	) (2)
Bullhorn, Inc.	Professional Services	6.50%	L + 5.50%; 1.00% Floor	10/1/2025	538	529	788	775	1,326	1,304	(1	) (2)
Bullhorn, Inc.	Professional Services	6.57%	L + 5.50%; 1.00% Floor	10/1/2025	178	175	261	257	439	432	(1	) (2)
Bullhorn, Inc.	Professional Services	6.57%	L + 5.50%; 1.00% Floor	10/1/2025	126	114	185	167	311	281	(1	) (2) (3)
Businessolver.com, Inc.	Health Care Technology	8.50%	L + 7.50%; 1.00% Floor	5/15/2023	12,391	12,078	29,697	28,948	42,088	41,026	(1	) (2)
Businessolver.com, Inc.	Health Care Technology	8.50%	L + 7.50%; 1.00% Floor	5/15/2023	10,971	10,756	—	—	10,971	10,756	(1	) (2)
Businessolver.com, Inc.	Health Care Technology	8.50%	L + 7.50%; 1.00% Floor	5/15/2023	1,857	1,812	4,450	4,342	6,307	6,154	(1	) (2)
Businessolver.com, Inc.	Health Care Technology		L + 7.50%; 1.00% Floor	5/15/2023	(18)	(59)	(44)	(141)	(62)	(200)	(1	) (2) (3)
CFS Management, LLC (dba Center for Sight Management)	Health Care Providers & Services	7.34%	L + 5.75%; 1.00% Floor	7/1/2024	4,733	4,535	6,899	6,609	11,632	11,144	(1	) (2)
CFS Management, LLC (dba Center for Sight Management)	Health Care Providers & Services		L + 5.75%; 1.00% Floor	7/1/2024	(12)	(71)	(17)	(103)	(29)	(174)	(1	) (2) (3)
Chronicle Bidco Inc. (dba Lexitas)	Professional Services	6.75%	L + 5.75%; 1.00% Floor	11/14/2025	6,838	6,739	10,061	9,915	16,899	16,654	(1	) (2)
Chronicle Bidco Inc. (dba Lexitas)	Professional Services	6.75%	L + 5.75%; 1.00% Floor	11/14/2025	1,538	1,484	2,265	2,186	3,803	3,670	(1	) (2) (3)

12

					Actual		Actual
					Goldman Sachs BDC, Inc.		Goldman Sachs Middle Market Lending Corp.		Pro Forma Combined
Investment*	Industry	Interest Rate(+)	Reference Rate and Spread(+)	Maturity Date	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Footnotes
Chronicle Bidco Inc. (dba Lexitas)	Professional Services		L + 5.75%; 1.00% Floor	11/14/2025	(16)	(29)	(23)	(42)	(39)	(71)	(1) (2) (3)
Collaborative Imaging, LLC (dba Texas Radiology Associates)	Health Care Providers & Services	7.50%	L + 6.50%; 1.00% Floor	3/28/2025	8,801	8,611	12,559	12,287	21,360	20,898	^^^ (1) (2)
Collaborative Imaging, LLC (dba Texas Radiology Associates)	Health Care Providers & Services	7.50%	L + 6.50%; 1.00% Floor	3/28/2025	6,514	6,387	9,544	9,359	16,058	15,746	^^^ (1) (2)
ConnectWise, LLC	IT Services	7.07%	L + 6.00%; 1.00% Floor	2/28/2025	13,254	12,992	19,497	19,112	32,751	32,104	(1) (2)
ConnectWise, LLC	IT Services		L + 6.00%; 1.00% Floor	2/28/2025	(18)	(39)	(27)	(57)	(45)	(96)	(1) (2) (3)
Convene 237 Park Avenue, LLC (dba Convene)	Real Estate Management & Development	9.09%	L + 7.50%; 1.50% Floor	8/30/2024	20,834	18,020	30,465	26,350	51,299	44,370	(1) (2)
Convene 237 Park Avenue, LLC (dba Convene)	Real Estate Management & Development	9.13%	L + 7.50%; 1.50% Floor	8/30/2024	6,137	5,287	8,999	7,752	15,136	13,039	(1) (2)
CorePower Yoga LLC	Diversified Consumer Services	5.61%	L + 4.75%	5/14/2025	9,790	8,923	14,585	13,293	24,375	22,216	(2)
CorePower Yoga LLC	Diversified Consumer Services		L + 4.75%	5/14/2025	(2)	(16)	(3)	(24)	(5)	(40)	(2) (3)
CorePower Yoga LLC	Diversified Consumer Services		L + 4.75%	5/14/2025	(8)	(68)	(12)	(101)	(20)	(169)	(2) (3)
CST Buyer Company (dba Intoxalock)	Diversified Consumer Services	6.32%	L + 5.25%; 1.00% Floor	10/3/2025	12,138	10,806	17,915	15,949	30,053	26,755	(2)
CST Buyer Company (dba Intoxalock)	Diversified Consumer Services	6.32%	L + 5.25%; 1.00% Floor	10/3/2025	516	421	761	621	1,277	1,042	(2) (3)
DDS USA Holding, Inc.	Health Care Equipment & Supplies	6.25%	L + 5.25%; 1.00% Floor	6/30/2022	3,775	3,672	5,362	5,216	9,137	8,888	(1) (2)
DDS USA Holding, Inc.	Health Care Equipment & Supplies	6.25%	L + 5.25%; 1.00% Floor	6/30/2022	3,568	3,471	5,069	4,931	8,637	8,402	(1) (2)
DDS USA Holding, Inc.	Health Care Equipment & Supplies	6.25%	L + 5.25%; 1.00% Floor	6/30/2022	1,076	1,047	1,529	1,487	2,605	2,534	(1) (2)
Diligent Corporation	Professional Services	6.50%	L + 5.50%; 1.00% Floor	4/14/2022	18,320	17,768	26,105	25,320	44,425	43,088	(1) (2)
Diligent Corporation	Professional Services	6.50%	L + 5.50%; 1.00% Floor	4/14/2022	3,785	3,783	5,396	5,392	9,181	9,175	(1) (2)
Diligent Corporation	Professional Services	6.50%	L + 5.50%; 1.00% Floor	4/14/2022	1,457	1,457	2,078	2,077	3,535	3,534	(1) (2)
Diligent Corporation	Professional Services	6.50%	L + 5.50%; 1.00% Floor	4/14/2022	1,127	1,134	1,561	1,571	2,688	2,705	(1) (2) (3)
Diligent Corporation	Professional Services	6.57%	L + 5.50%; 1.00% Floor	4/14/2022	500	500	717	717	1,217	1,217	(1) (2)
Diligent Corporation	Professional Services	6.50%	L + 5.50%; 1.00% Floor	4/14/2022	242	242	347	347	589	589	(1) (2)
Diligent Corporation	Professional Services		L + 5.50%; 1.00% Floor	4/14/2022	(29)	(32)	(42)	(46)	(71)	(78)	(1) (2) (3)
DocuTAP, Inc.	Health Care Technology	6.50%	L + 5.50%; 1.00% Floor	5/12/2025	23,468	23,254	34,156	33,843	57,624	57,097	(1) (2)
E2open, LLC	Software	6.75%	L + 5.75%; 1.00% Floor	11/26/2024	16,041	15,692	23,914	23,394	39,955	39,086	(1) (2)
Elemica Parent, Inc.	Chemicals	5.81%	L + 5.50%	9/18/2025	2,827	2,682	4,142	3,929	6,969	6,611	(1) (2)
Elemica Parent, Inc.	Chemicals	5.98%	L + 5.50%	9/18/2025	270	251	391	363	661	614	(1) (2) (3)
Elemica Parent, Inc.	Chemicals		L + 5.50%	9/18/2025	(6)	(41)	(9)	(60)	(15)	(101)	(1) (2) (3)
Empirix, Inc.	Diversified Telecommunication Services	7.25%	L + 6.25%; 1.00% Floor	9/25/2024	21,686	20,768	30,924	29,615	52,610	50,383	(1) (2)
Empirix, Inc.	Diversified Telecommunication Services		L + 6.25%; 1.00% Floor	9/25/2023	(15)	(71)	(21)	(99)	(36)	(170)	(1) (2) (3)
Eptam Plastics, Ltd.	Health Care Equipment & Supplies	6.50%	L + 5.50%; 1.00% Floor	12/6/2025	4,230	4,160	6,259	6,156	10,489	10,316	(1) (2)
Eptam Plastics, Ltd.	Health Care Equipment & Supplies	6.50%	L + 5.50%; 1.00% Floor	12/6/2025	902	887	1,335	1,313	2,237	2,200	(1) (2)
Eptam Plastics, Ltd.	Health Care Equipment & Supplies		L + 5.50%; 1.00% Floor	12/6/2025	(12)	(55)	(18)	(81)	(30)	(136)	(1) (2) (3)
Fenergo Finance 3 Limited	Diversified Financial Services	7.00%	L + 6.00%; 1.00% Floor	9/5/2024	20,417	19,648	29,019	27,927	49,436	47,575	(1) (2) (5)
Fenergo Finance 3 Limited	Diversified Financial Services		L + 6.00%; 1.00% Floor	9/5/2024	(15)	(21)	(21)	(29)	(36)	(50)	(1) (2) (3) (5)
Fenergo Finance 3 Limited	Diversified Financial Services		L + 6.00%; 1.00% Floor	9/5/2024	(22)	(29)	(32)	(43)	(54)	(72)	(1) (2) (3) (5)
FWR Holding Corporation (dba First Watch Restaurants)	Hotels, Restaurants & Leisure		L + 5.50%; 1.00% Floor	8/21/2023	—	(1)	—	(5)	—	(6)	(1) (3)

13

					Actual		Actual
					Goldman Sachs BDC, Inc.		Goldman Sachs Middle Market Lending Corp.		Pro Forma Combined
Investment*	Industry	Interest Rate(+)	Reference Rate and Spread(+)	Maturity Date	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Footnotes
FWR Holding Corporation (dba First Watch Restaurants)	Hotels, Restaurants & Leisure	6.50%	L + 5.50%; 1.00% Floor	8/21/2023	—	—	3,978	3,797	3,978	3,797	(1)
FWR Holding Corporation (dba First Watch Restaurants)	Hotels, Restaurants & Leisure	6.50%	L + 5.50%; 1.00% Floor	8/21/2023	—	—	2,991	2,855	2,991	2,855	(1)
FWR Holding Corporation (dba First Watch Restaurants)	Hotels, Restaurants & Leisure	6.50%	L + 5.50%; 1.00% Floor	8/21/2023	—	—	2,976	2,840	2,976	2,840	(1)
FWR Holding Corporation (dba First Watch Restaurants)	Hotels, Restaurants & Leisure	6.50%	L + 5.50%; 1.00% Floor	8/21/2023	4,345	4,178	11,142	10,713	15,487	14,891	(1)
FWR Holding Corporation (dba First Watch Restaurants)	Hotels, Restaurants & Leisure	6.50%	L + 5.50%; 1.00% Floor	8/21/2023	869	835	2,227	2,141	3,096	2,976	(1)
FWR Holding Corporation (dba First Watch Restaurants)	Hotels, Restaurants & Leisure	6.50%	L + 5.50%; 1.00% Floor	8/21/2023	549	528	1,408	1,353	1,957	1,881	(1)
FWR Holding Corporation (dba First Watch Restaurants)	Hotels, Restaurants & Leisure	7.10%	L + 5.50%; 1.00% Floor	8/21/2023	300	278	770	712	1,070	990	(1) (3)
Gastro Health Holdco, LLC	Health Care Providers & Services	7.05%	L + 6.00%; 1.00% Floor	9/4/2024	9,559	9,218	13,624	13,139	23,183	22,357	(1) (2)
Gastro Health Holdco, LLC	Health Care Providers & Services	7.00%	L + 6.00%; 1.00% Floor	9/4/2024	4,981	4,805	7,032	6,784	12,013	11,589	(1) (2)
Gastro Health Holdco, LLC	Health Care Providers & Services	7.01%	L + 6.00%; 1.00% Floor	9/4/2024	4,791	4,612	6,813	6,558	11,604	11,170	(1) (2)
Gastro Health Holdco, LLC	Health Care Providers & Services		L + 6.00%; 1.00% Floor	9/4/2023	(26)	(100)	(37)	(145)	(63)	(245)	(1) (2) (3)
GH Holding Company (dba Grace Hill)	Real Estate Management & Development	4.68%	L + 4.50%	2/28/2023	7,310	7,148	—	—	7,310	7,148	(1)
GI Revelation Acquisition LLC (dba Consilio)	IT Services	5.18%	L + 5.00%	4/16/2025	4,641	4,231	—	—	4,641	4,231
GK Holdings, Inc. (dba Global Knowledge)	IT Services	9.00%	L + 8.00%; 1.00% Floor	1/20/2021	8,498	5,741	—	—	8,498	5,741
GlobalTranz Enterprises, Inc.	Road & Rail	5.18%	L + 5.00%	5/15/2026	7,509	5,885	11,188	8,768	18,697	14,653	(2)
Governmentjobs.com, Inc. (dba NeoGov)	Software	7.50%	L + 6.50%; 1.00% Floor	2/5/2026	17,958	17,939	28,601	28,570	46,559	46,509	(1) (2)
Governmentjobs.com, Inc. (dba NeoGov)	Software	7.50%	L + 6.50%; 1.00% Floor	2/5/2026	137	134	219	214	356	348	(1) (2) (3)
Granicus, Inc.	Software	5.75%	L + 4.75%; 1.00% Floor	9/7/2022	9,829	9,846	14,392	14,417	24,221	24,263	(1) (2)
Halo Branded Solutions, Inc.	Commercial Services & Supplies	5.50%	L + 4.50%; 1.00% Floor	6/30/2025	6,407	5,274	—	—	6,407	5,274
HS4 AcquisitionCo, Inc. (dba HotSchedules & Fourth)	Hotels, Restaurants & Leisure	7.75%	L + 6.75%; 1.00% Floor	7/9/2025	22,857	21,189	34,053	31,568	56,910	52,757	(1) (2)
HS4 AcquisitionCo, Inc. (dba HotSchedules & Fourth)	Hotels, Restaurants & Leisure	7.75%	L + 6.75%; 1.00% Floor	7/9/2025	588	452	876	673	1,464	1,125	(1) (2) (3)
Hygiena Borrower LLC	Life Sciences Tools & Services	5.02%	L + 4.00%; 1.00% Floor	8/26/2022	12,230	11,687	5,178	4,960	17,408	16,647
Hygiena Borrower LLC	Life Sciences Tools & Services		L + 4.00%; 1.00% Floor	8/26/2022	(9)	(66)	(4)	(28)	(13)	(94)	(3)
iCIMS, Inc.	Software	7.50%	L + 6.50%; 1.00% Floor	9/12/2024	29,447	28,774	41,956	40,997	71,403	69,771	(2)
iCIMS, Inc.	Software	7.50%	L + 6.50%; 1.00% Floor	9/12/2024	5,414	5,299	7,714	7,550	13,128	12,849	(2)
iCIMS, Inc.	Software		L + 6.50%; 1.00% Floor	9/12/2024	(26)	(70)	(38)	(100)	(64)	(170)	(2) (3)
Infinity Sales Group	Media	11.50%	L + 10.50%; 1.00% Floor	11/23/2022	25,579	26,154	—	—	25,579	26,154	(1)
Instructure Holdings	Diversified Consumer Services	8.00%	L + 7.00%; 1.00% Floor	3/24/2026	25,488	25,476	38,222	38,205	63,710	63,681	(1) (2)
Instructure Holdings	Diversified Consumer Services		L + 7.00%; 1.00% Floor	3/24/2026	(24)	(25)	(36)	(38)	(60)	(63)	(1) (2) (3)
Integral Ad Science, Inc.	Interactive Media & Services	8.25%	L + 7.25% (incl. 1.25% PIK); 1.00% Floor	7/19/2024	25,445	24,783	36,257	35,314	61,702	60,097	(1) (2)
Integral Ad Science, Inc.	Interactive Media & Services		L + 6.00%; 1.00% Floor	7/19/2023	(22)	(73)	(32)	(103)	(54)	(176)	(1) (2) (3)
Internet Truckstop Group, LLC (dba Truckstop)	Transportation Infrastructure	6.50%	L + 5.50%; 1.00% Floor	4/2/2025	21,641	21,379	31,550	31,168	53,191	52,547	(1) (2)
Internet Truckstop Group, LLC (dba Truckstop)	Transportation Infrastructure		L + 5.50%; 1.00% Floor	4/2/2025	(36)	(58)	(52)	(85)	(88)	(143)	(1) (2) (3)
Iracore International Holdings, Inc.	Energy Equipment & Services	10.00%	L + 9.00%; 1.00% Floor	4/12/2021	2,917	2,910	—	—	2,917	2,910	^ (1)
Jill Acquisition LLC (dba J. Jill)	Specialty Retail	6.00%	L + 5.00%; 1.00% Floor	5/8/2022	6,642	3,930	—	—	6,642	3,930
Kawa Solar Holdings Limited	Construction & Engineering			9/30/2020	3,603	3,212	—	—	3,603	3,212	^ (1) (5) (6)
Kawa Solar Holdings Limited	Construction & Engineering			9/30/2020	2,683	—	—	—	2,683	—	^ (1) (5) (6)
Lithium Technologies, Inc.	Interactive Media & Services	9.00%	L + 8.00%; 1.00% Floor	10/3/2022	38,469	37,115	49,409	47,670	87,878	84,785	(1) (2)

14

					Actual		Actual
					Goldman Sachs BDC, Inc.		Goldman Sachs Middle Market Lending Corp.		Pro Forma Combined
Investment*	Industry	Interest Rate(+)	Reference Rate and Spread(+)	Maturity Date	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Footnotes
Lithium Technologies, Inc.	Interactive Media & Services	9.21%	L + 8.00%; 1.00% Floor	10/3/2022	1,311	1,215	1,684	1,560	2,995	2,775	(1) (2) (3)
Mailgun Technologies, Inc.	Interactive Media & Services	6.58%	L + 5.50%; 1.00% Floor	3/26/2025	15,552	15,263	22,668	22,247	38,220	37,510	(1) (2)
Mailgun Technologies, Inc.	Interactive Media & Services		L + 5.50%; 1.00% Floor	3/26/2025	—	(35)	—	(51)	—	(86)	(1) (2) (3)
Mervin Manufacturing, Inc.	Leisure Products	8.50%	L + 7.50%; 1.00% Floor	9/30/2022	10,858	10,262	—	—	10,858	10,262	(1)
Midwest Transport, Inc.	Road & Rail	8.07%	L + 7.00%; 1.00% Floor	10/2/2023	11,508	11,560	16,401	16,475	27,909	28,035	(1) (2)
MMIT Holdings, LLC (dba Managed Markets Insight & Technology)	Health Care Technology	6.50%	L + 5.50%; 1.00% Floor	11/15/2024	20,279	20,196	29,109	28,990	49,388	49,186	(1) (2)
MMIT Holdings, LLC (dba Managed Markets Insight & Technology)	Health Care Technology	6.50%	L + 5.50%; 1.00% Floor	11/15/2024	2,630	2,614	3,733	3,711	6,363	6,325	(1) (2) (3)
MRI Software LLC	Real Estate Management & Development	6.57%	L + 5.50%; 1.00% Floor	2/10/2026	8,467	8,117	13,484	12,928	21,951	21,045
MRI Software LLC	Real Estate Management & Development		L + 5.50%; 1.00% Floor	2/10/2026	(6)	(31)	(9)	(50)	(15)	(81)	(3)
MRI Software LLC	Real Estate Management & Development		L + 5.50%; 1.00% Floor	2/10/2026	(6)	(32)	(10)	(51)	(16)	(83)	(3)
Netvoyage Corporation (dba NetDocuments)	Software	8.83%	L + 7.75%; 1.00% Floor	3/22/2024	8,369	8,153	7,802	7,601	16,171	15,754	(1) (2)
Netvoyage Corporation (dba NetDocuments)	Software	8.83%	L + 7.75%; 1.00% Floor	3/22/2024	3,901	3,821	5,851	5,732	9,752	9,553	(1) (2)
Netvoyage Corporation (dba NetDocuments)	Software	8.83%	L + 7.75%; 1.00% Floor	3/24/2022	785	769	867	849	1,652	1,618	(1) (2)
Netvoyage Corporation (dba NetDocuments)	Software		L + 7.75%; 1.00% Floor	3/24/2022	(5)	(25)	(4)	(23)	(9)	(48)	(1) (2) (3)
Output Services Group, Inc.	Diversified Consumer Services	5.50%	L + 4.50%; 1.00% Floor	3/27/2024	3,910	2,745	—	—	3,910	2,745
Pharmalogic Holdings Corp.	Health Care Equipment & Supplies	4.18%	L + 4.00%	6/11/2023	3,217	3,021	—	—	3,217	3,021	(1)
Pharmalogic Holdings Corp.	Health Care Equipment & Supplies	4.18%	L + 4.00%	6/11/2023	1,748	1,641	—	—	1,748	1,641	(1)
Pharmalogic Holdings Corp.	Health Care Equipment & Supplies	4.18%	L + 4.00%	6/11/2023	1,714	1,613	—	—	1,714	1,613	(1)
Pharmalogic Holdings Corp.	Health Care Equipment & Supplies	4.18%	L + 4.00%	6/11/2023	924	867	—	—	924	867	(1)
Picture Head Midco LLC	Entertainment	7.75%	L + 6.75%; 1.00% Floor	8/31/2023	18,176	16,686	27,068	24,857	45,244	41,543	(1) (2)
PlanSource Holdings, Inc.	Health Care Technology	7.95%	L + 6.25%; 1.00% Floor	4/22/2025	22,398	21,926	33,371	32,667	55,769	54,593	(1) (2)
PlanSource Holdings, Inc.	Health Care Technology		L + 6.25%; 1.00% Floor	4/22/2025	(51)	(118)	(75)	(176)	(126)	(294)	(1) (2) (3)
Power Stop, LLC	Auto Components	4.93%	L + 4.75%	10/19/2025	7,471	6,737	10,715	9,663	18,186	16,400	(2)
Premier Imaging, LLC (dba Lucid Health)	Health Care Providers & Services	6.75%	L + 5.75%; 1.00% Floor	1/2/2025	11,553	11,155	16,938	16,355	28,491	27,510	(1) (2)
Professional Physical Therapy	Health Care Providers & Services	7.88%	L + 6.75% (incl. 0.75% PIK); 1.00% Floor	12/16/2022	5,271	5,025	—	—	5,271	5,025	(1)
PT Intermediate Holdings III, LLC (dba Parts Town)	Trading Companies & Distributors	6.50%	L + 5.50%; 1.00% Floor	10/15/2025	11,648	10,414	17,155	15,338	28,803	25,752	(2)
Riverpoint Medical, LLC	Health Care Equipment & Supplies	5.75%	L + 4.75%; 1.00% Floor	6/21/2025	8,914	8,371	13,281	12,471	22,195	20,842	(1) (2)
Riverpoint Medical, LLC	Health Care Equipment & Supplies		L + 4.75%; 1.00% Floor	6/21/2025	(7)	(107)	(10)	(159)	(17)	(266)	(1) (2) (3)
Selectquote, Inc.	Insurance	7.01%	L + 6.00%; 1.00% Floor	11/5/2024	8,037	8,182	11,868	12,082	19,905	20,264	(2)
SF Home Décor, LLC (dba SureFit Home Décor)	Household Products	10.75%	L + 9.75%; 1.00% Floor	7/13/2022	18,387	16,899	23,199	21,322	41,586	38,221	(1) (2)
Shopatron, LLC (dba Kibo)	Internet & Direct Marketing Retail	9.08%	L + 8.00%; 1.00% Floor	12/18/2020	5,931	5,891	8,827	8,768	14,758	14,659	(1) (2)
Shopatron, LLC (dba Kibo)	Internet & Direct Marketing Retail	9.08%	L + 8.00%; 1.00% Floor	12/18/2020	1,840	1,816	2,738	2,702	4,578	4,518	(1) (2) (4)
SMS Systems Maintenance Services, Inc.	IT Services	6.00%	L + 5.00%; 1.00% Floor	10/30/2023	3,239	2,474	—	—	3,239	2,474
SPay, Inc. (dba Stack Sports)	Interactive Media & Services	8.82%	L + 7.75% (incl. 2.00% PIK); 1.00% Floor	6/17/2024	10,304	9,196	14,706	13,124	25,010	22,320	(1) (2)
SPay, Inc. (dba Stack Sports)	Interactive Media & Services	8.84%	L + 7.75% (incl. 2.00% PIK); 1.00% Floor	6/17/2024	750	669	1,072	956	1,822	1,625	(1) (2)
SPay, Inc. (dba Stack Sports)	Interactive Media & Services	8.97%	L + 7.75% (incl. 2.00% PIK); 1.00% Floor	6/17/2024	379	336	540	478	919	814	(1) (2)
The Center for Orthopedic and Research Excellence, Inc. (dba HOPCo)	Health Care Providers & Services	6.50%	L + 5.50%; 1.00% Floor	8/15/2025	10,734	10,306	15,645	15,022	26,379	25,328	(1) (2)

15

					Actual		Actual
					Goldman Sachs BDC, Inc.		Goldman Sachs Middle Market Lending Corp.		Pro Forma Combined
Investment*	Industry	Interest Rate(+)	Reference Rate and Spread(+)	Maturity Date	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Footnotes
The Center for Orthopedic and Research Excellence, Inc. (dba HOPCo)	Health Care Providers & Services		L + 5.50%; 1.00% Floor	8/15/2025	(24)	(97)	(35)	(142)	(59)	(239)	(1) (2) (3)
Tronair Parent Inc.	Air Freight & Logistics	5.75%	L + 4.75%; 1.00% Floor	9/8/2023	6,704	4,986	—	—	6,704	4,986
U.S. Acute Care Solutions, LLC	Health Care Providers & Services	7.07%	L + 6.00%; 1.00% Floor	5/17/2021	6,258	5,520	—	—	6,258	5,520
US Med Acquisition, Inc.	Health Care Equipment & Supplies	10.00%	L + 9.00%; 1.00% Floor	8/13/2021	29,350	28,825	—	—	29,350	28,825	(1)
Viant Medical Holdings, Inc.	Health Care Equipment & Supplies	7.25%	L + 6.25%; 1.00% Floor	7/2/2025	12,725	11,890	18,728	17,500	31,453	29,390	(2)
Villa Bidco Inc (dba Authority Brands)	Diversified Consumer Services	6.75%	L + 5.75%; 1.00% Floor	3/21/2025	10,528	10,516	15,788	15,770	26,316	26,286	(1) (2)
Villa Bidco Inc (dba Authority Brands)	Diversified Consumer Services	8.00%	P + 4.75%	3/21/2025	220	219	330	329	550	548	(1) (2) (3)
VRC Companies, LLC (dba Vital Records Control)	Commercial Services & Supplies	7.50%	L + 6.50%; 1.00% Floor	3/31/2023	18,428	18,458	9,887	9,876	28,315	28,334	(1)
VRC Companies, LLC (dba Vital Records Control)	Commercial Services & Supplies		L + 6.50%; 1.00% Floor	3/31/2022	(7)	(7)	(1)	(2)	(8)	(9)	(1) (3)
WebPT, Inc.	Health Care Technology	7.75%	L + 6.75%; 1.00% Floor	8/28/2024	10,017	9,759	14,677	14,299	24,694	24,058	(1) (2)
WebPT, Inc.	Health Care Technology	7.75%	L + 6.75%; 1.00% Floor	8/28/2024	1,044	1,017	1,529	1,489	2,573	2,506	(1) (2)
WebPT, Inc.	Health Care Technology		L + 6.75%; 1.00% Floor	8/28/2024	(11)	(54)	(16)	(79)	(27)	(133)	(1) (2) (3)
Wine.com, LLC	Beverages	8.00%	L + 7.00%; 1.00% Floor	11/14/2024	6,300	6,384	8,860	8,978	15,160	15,362	(1) (2)
Wolfpack IP Co. (dba Lone Wolf Technologies)	Real Estate Management & Development	7.50%	L + 6.50%; 1.00% Floor	6/13/2025	31,151	31,060	46,410	46,275	77,561	77,335	(1) (2) (5)
Wolfpack IP Co. (dba Lone Wolf Technologies)	Real Estate Management & Development		L + 6.50%; 1.00% Floor	6/13/2025	(53)	(63)	(78)	(94)	(131)	(157)	(1) (2) (3) (5)
WorkForce Software, LLC	Software	7.50%	L + 6.50%; 1.00% Floor	7/31/2025	8,604	8,275	12,541	12,062	21,145	20,337	(1) (2)
WorkForce Software, LLC	Software		L + 6.50%; 1.00% Floor	7/31/2025	(13)	(42)	(19)	(62)	(32)	(104)	(1) (2) (3)
Wrike, Inc.	Professional Services	7.83%	L + 6.75%; 1.00% Floor	12/31/2024	22,323	22,023	31,719	31,292	54,042	53,315	(2)
Wrike, Inc.	Professional Services		L + 6.75%; 1.00% Floor	12/31/2024	(24)	(48)	(35)	(69)	(59)	(117)	(2) (3)
Xactly Corporation	IT Services	8.25%	L + 7.25%; 1.00% Floor	7/29/2022	26,893	26,630	34,493	34,155	61,386	60,785	(1) (2)
Xactly Corporation	IT Services		L + 7.25%; 1.00% Floor	7/29/2022	(14)	(34)	(18)	(44)	(32)	(78)	(1) (2) (3)
Yasso, Inc.	Food Products	8.82%	L + 7.75%; 1.00% Floor	3/23/2022	7,919	7,983	7,310	7,369	15,229	15,352	(1) (2)

TOTAL FIRST LIEN SENIOR SECURED					1,135,533	1,080,703	1,335,588	1,288,224	2,471,121	2,368,927

1st Lien/Last-Out Unitranche
Doxim, Inc.	Diversified Financial Services	7.00%	L + 6.00%; 1.00% Floor	2/28/2024	11,641	11,454	26,705	26,276	38,346	37,730	(1) (2)
Doxim, Inc.	Diversified Financial Services	7.00%	L + 6.00%; 1.00% Floor	2/28/2024	611	601	21,901	21,537	22,512	22,138	(1) (2)
RugsUSA, LLC	Household Products	7.50%	L + 6.50%; 1.00% Floor	4/30/2023	5,804	5,694	8,279	8,122	14,083	13,816	(1) (2)
Smarsh, Inc.	Interactive Media & Services	8.88%	L + 7.88%; 1.00% Floor	3/31/2021	17,178	17,030	43,819	43,482	60,997	60,512	(1) (2)

TOTAL FIRST LIEN/LAST-OUT UNITRANCHE(7)					35,234	34,779	100,704	99,417	135,938	134,196

2nd Lien Senior Secured Debt
American Dental Partners, Inc.	Health Care Providers & Services	9.50%	L + 8.50%; 1.00% Floor	9/25/2023	5,654	5,164	5,256	4,799	10,910	9,963	(1) (2)
Bolttech Mannings, Inc.	Commercial Services & Supplies	8.35%	L + 8.00% PIK	11/20/2022	12,526	12,496	—	—	12,526	12,496	^^ (1)
Chase Industries, Inc. (dba Senneca Holdings)	Building Products		11.00% PIK	5/11/2026	—	—	11,847	—	11,847	—	(1) (2) (8)
Chase Industries, Inc. (dba Senneca Holdings)	Building Products	10.00% PIK	10.00% PIK	11/11/2025	—	—	10,702	9,842	10,702	9,842	(1) (2)
ERC Finance, LLC (dba Eating Recovery Center)	Health Care Providers & Services	9.22%	L + 8.22%; 1.00% Floor	9/22/2025	19,472	19,107	24,978	24,511	44,450	43,618	(1) (2)
Genesis Acquisition Co. (dba ProCare Software)	Diversified Financial Services	8.95%	L + 7.50%	7/31/2025	6,862	6,317	9,803	9,025	16,665	15,342	(1) (2)

16

					Actual		Actual
					Goldman Sachs BDC, Inc.		Goldman Sachs Middle Market Lending Corp.		Pro Forma Combined
Investment*	Industry	Interest Rate(+)	Reference Rate and Spread(+)	Maturity Date	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Footnotes
Genesis Acquisition Co. (dba ProCare Software)	Diversified Financial Services	7.67%	L + 7.50%	7/31/2025	1,762	1,624	2,445	2,256	4,207	3,880	(1) (2)
GK Holdings, Inc. (dba Global Knowledge)	IT Services		L + 12.25%; 1.00% Floor	1/20/2022	2,977	1,770	—	—	2,977	1,770	(8)
Hygiena Borrower LLC	Life Sciences Tools & Services	8.75%	L + 7.75%; 1.00% Floor	8/26/2023	1,835	1,776	2,615	2,531	4,450	4,307	(1)
Hygiena Borrower LLC	Life Sciences Tools & Services	8.75%	L + 7.75%; 1.00% Floor	8/26/2023	96	93	137	133	233	226	(1)
ICP Industrial, Inc.	Chemicals	9.25%	L + 8.25%; 1.00% Floor	5/3/2024	20,061	19,635	28,420	27,816	48,481	47,451	(1) (2)
IHS Intermediate Inc. (dba Interactive Health Solutions)	Health Care Providers & Services		L + 8.25%; 1.00% Floor	7/20/2022	9,902	—	—	—	9,902	—	(1) (8)
Intelligent Medical Objects, Inc.	Health Care Technology	9.50%	L + 8.50%; 1.00% Floor	12/22/2024	—	—	21,495	21,024	21,495	21,024	(1) (2)
Market Track, LLC	Media	8.75%	L + 7.75%; 1.00% Floor	6/5/2025	21,732	20,757	19,578	18,700	41,310	39,457	(1) (2)
MPI Engineered Technologies, LLC	Auto Components	12.00% PIK	12.00% PIK	7/15/2025	13,177	11,662	—	—	13,177	11,662	(1)
MPI Products LLC	Auto Components			7/15/2025	—	—	—	—	—	—	(1) (6)
National Spine and Pain Centers, LLC	Health Care Providers & Services	9.25%	L + 8.25%; 1.00% Floor	12/2/2024	18,712	17,763	17,047	16,182	35,759	33,945	(1) (2)
Odyssey Logistics & Technology Corporation	Road & Rail	9.07%	L + 8.00%; 1.00% Floor	10/12/2025	18,404	14,978	26,174	21,301	44,578	36,279	(2)
SMB Shipping Logistics, LLC (dba Worldwide Express)	Air Freight & Logistics	9.00%	L + 8.00%; 1.00% Floor	2/3/2025	41,151	38,750	24,690	23,250	65,841	62,000	(1) (2)
Spectrum Plastics Group, Inc.	Containers & Packaging	8.07%	L + 7.00%	1/31/2026	6,224	4,686	6,254	4,708	12,478	9,394	(2)
USRP Holdings, Inc. (dba U.S. Retirement Partners)	Insurance	9.75%	L + 8.75%; 1.00% Floor	9/29/2025	—	—	9,606	9,021	9,606	9,021	(1) (2)
USRP Holdings, Inc. (dba U.S. Retirement Partners)	Insurance	9.83%	L + 8.75%; 1.00% Floor	9/29/2025	—	—	1,569	1,473	1,569	1,473	(1) (2)
Xcellence, Inc. (dba Xact Data Discovery)	IT Services	9.75%	L + 8.75%; 1.00% Floor	6/22/2024	—	—	25,616	24,273	25,616	24,273	(1) (2)
YI, LLC (dba Young Innovations)	Health Care Equipment & Supplies	8.82%	L + 7.75%; 1.00% Floor	11/7/2025	14,893	13,293	21,122	18,853	36,015	32,146	(1) (2)
Zep Inc.	Chemicals	9.32%	L + 8.25%; 1.00% Floor	8/11/2025	23,364	15,470	29,942	19,825	53,306	35,295	(2)

TOTAL SECOND LIEN					238,804	205,341	299,296	259,523	538,100	464,864

Unsecured Debt
CB-HDT Holdings, Inc. (dba Hunter Defense Technologies)	Aerospace & Defense	12.00% PIK		3/6/2021	4,327	4,327	—	—	4,327	4,327	^ (1)
CB-HDT Holdings, Inc. (dba Hunter Defense Technologies)	Aerospace & Defense	12.00% PIK		3/6/2021	1,888	1,888	—	—	1,888	1,888	^ (1)
Conergy Asia & ME Pte. LTD.	Construction & Engineering			6/30/2021	1,073	991	—	—	1,073	991	^ (1) (5) (6)

TOTAL UNSECURED DEBT					7,288	7,206	—	—	7,288	7,206

Preferred Stock
Accuity Delivery Systems, LLC	Health Care Providers & Services				3,200	6,080	4,500	8,550	7,700	14,630	^ (1) (2) (6) (9)
Animal Supply Holdings, LLC	Distributors				25,000	22,693	—	—	25,000	22,693	^^ (1) (6) (9)
CB-HDT Holdings, Inc. (dba Hunter Defense Technologies)	Aerospace & Defense				10,186	26,955	—	—	10,186	26,955	^ (1) (6) (9)
Conergy Asia Holdings, Ltd.	Construction & Engineering				600	—	—	—	600	—	^ (1) (5) (6) (9)
Kawa Solar Holdings Limited	Construction & Engineering	8.00% PIK			778	—	—	—	778	—	^ (1) (5) (8) (9)
Wine.com, LLC	Beverages				1,900	4,103	2,700	5,831	4,600	9,934	(1) (2) (6) (9)

TOTAL PREFERRED STOCK					41,664	59,831	7,200	14,381	48,864	74,212

Common Stock
Animal Supply Holdings, LLC	Distributors				29,230	—	—	—	29,230	—	^^ (1) (6) (9)
Bolttech Mannings, Inc.	Commercial Services & Supplies				14,885	7,441	—	—	14,885	7,441	^^ (1) (6) (9)
CB-HDT Holdings, Inc. (dba Hunter Defense Technologies)	Aerospace & Defense				2,393	11,013	—	—	2,393	11,013	^ (1) (6) (9)
Collaborative Imaging Holdco, LLC (dba Texas Radiology Associates)—Class B	Health Care Providers & Services				1,141	1,450	1,580	2,007	2,721	3,457	^^^ (1) (2) (9)
Collaborative Imaging Holdco, LLC (dba Texas Radiology Associates)—Performance Units	Health Care Providers & Services				159	289	220	399	379	688	^^^ (1) (2) (5) (6) (9)

17

					Actual		Actual
					Goldman Sachs BDC, Inc.		Goldman Sachs Middle Market Lending Corp.		Pro Forma Combined
Investment*	Industry	Interest Rate(+)	Reference Rate and Spread(+)	Maturity Date	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Footnotes
Conergy Asia Holdings, Ltd.	Construction & Engineering				4,700	—	—	—	4,700	—	^ (1) (5) (6) (9)
Country Fresh Holding Company Inc.	Food Products				839	152	1,053	191	1,892	343	(1) (2) (6) (9)
Elah Holdings, Inc.	Capital Markets				2,234	2,233	3,163	3,163	5,397	5,396	^ (1) (2) (6) (9)
Iracore International Holdings, Inc.	Energy Equipment & Services				7,003	7,834	—	—	7,003	7,834	^ (1) (6) (9)
Kawa Solar Holdings Limited	Construction & Engineering				—	—	—	—	—	—	^ (1) (5) (6) (9)
National Spine and Pain Centers, LLC	Health Care Providers & Services				600	29	500	25	1,100	54	(1) (2) (6) (9)
Prairie Provident Resources, Inc.	Oil, Gas & Consumable Fuels				9,237	40	—	—	9,237	40	^^^ (5) (6)
Wrike, Inc.	Professional Services				2,165	5,610	3,075	7,969	5,240	13,579	(1) (2) (6) (9)
Yasso, Inc.	Food Products				850	516	790	479	1,640	995	(1) (2) (6) (9)

TOTAL COMMON STOCK					75,436	36,607	10,381	14,233	85,817	50,840
KDOR Holdings Inc. (dba Senneca Holdings)	Building Products				—	—	1,036	—	1,036	—	(1) (2) (9)
KDOR Holdings Inc. (dba Senneca Holdings)	Building Products				—	—	130	—	130	—	(1) (2) (9)

TOTAL WARRANTS					—	—	1,166	—	1,166	—
Total investment before Pro Forma Adjustments					1,533,959	1,424,467	1,754,335	1,675,778	3,288,294	3,100,245
Estimated Purchase Price Allocation Adjustment Before Purchase Discount									(78,557)
Estimated Purchase Discount Adjustment									(37,366)

TOTAL INVESTMENTS (10)					1,533,959	1,424,467	1,754,335	1,675,778	3,172,371	3,100,245

*	Assets are pledged as collateral for the GSBD Credit Facility.
(+)

The Pro Forma Condensed Schedule of Investments discloses the actual interest rate for partially or fully funded debt in effect as of the reporting date. Variable rate loans bear interest at a rate that may be determined by the larger of the floor or the reference to either LIBOR (“L”) or alternate base rate (commonly based on the Prime Rate (“P”)), at the borrower’s option, which reset periodically based on the terms of the credit agreement. L loans are typically indexed to 12 month, 6 month, 3 month, 2 month, 1 month or 1 week L rates. As of June 30, 2020, rates for the 12 month, 6 month, 3 month, 2 month, 1 month and 1 week L are 0.55%, 0.37%, 0.30%, 0.23%, 0.16% and 0.10%, respectively. As of June 30, 2020, P was 3.25%. For investments with multiple reference rates or alternate base rates, the interest rate shown is the weighted average interest rate in effect at June 30, 2020.

^

As defined in the 1940 Act, the investment is deemed to be an “affiliated person” of the combined company because the combined company owns, either directly or indirectly, 5% or more of the portfolio company’s outstanding voting securities.

^^

As defined in the 1940 Act, the investment is deemed to be a “controlled affiliated person” of the combined company because the combined company owns, either directly or indirectly, 25% or more of the portfolio company’s outstanding voting securities or has the power to exercise control over management or policies of such portfolio company.

^^^	The portfolio company is otherwise deemed to be an “affiliated person” of the combined company under the 1940 Act.
(1)	The fair value of the investment was determined using significant unobservable inputs.
(2)	Represent co-investments made with the combined company’s affiliates in accordance with the terms of the exemptive relief that the combined company received from the SEC.
(3)

Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. The negative cost, if applicable, is the result of the capitalized discount being greater than the principal amount outstanding on the loan. The negative fair value, if applicable, is the result of the capitalized discount on the loan.

(4)	The investment includes an exit fee that is receivable upon repayment of the loan.
(5)

The investment is not a qualifying asset under Section 55(a) of the 1940 Act. The combined company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the combined company’s total assets.

(6)	Non-income producing security.
(7)

In exchange for the greater risk of loss, the “last-out” portion of the combined company’s unitranche loan investment generally earns a higher interest rate than the “first-out” portions. The “first-out” portion of the loan would generally receive priority with respect to payment of principal, interest and any other amounts due thereunder over the “last-out” portion that the combined company would continue to hold.

(8)	The investment is on non-accrual status as of June 30, 2020.
(9)

Securities exempt from registration under the Securities Act, and may be deemed to be “restricted securities” under the Securities Act. The acquisition dates of the restricted securities are as follows:

Investment	Acquisition Date
Accuity Delivery Systems, LLC - Preferred Stock	06/13/2018
Animal Supply Holdings, LLC - Common Stock	02/22/2019
Animal Supply Holdings, LLC - Preferred Stock	02/22/2019
Bolttech Mannings, Inc. - Common Stock	12/22/2017
CB-HDT Holdings, Inc. (dba Hunter Defense Technologies) - Preferred Stock	07/01/2016
CB-HDT Holdings, Inc. (dba Hunter Defense Technologies) - Common Stock	07/01/2016
Collaborative Imaging Holdco, LLC (dba Texas Radiology Associates) - Class B - Common Stock	03/30/2018
Collaborative Imaging Holdco, LLC (dba Texas Radiology Associates) - Performance Units - Common Stock	03/30/2018
Conergy Asia Holdings, Ltd. - Common Stock	07/31/2017
Conergy Asia Holdings, Ltd. - Preferred Stock	08/23/2017
Country Fresh Holding Company Inc. - Common Stock	04/29/2019
Elah Holdings, Inc. - Common Stock	05/09/2018
Iracore International Holdings, Inc. - Common Stock	04/13/2017
Kawa Solar Holdings Limited - Common Stock	08/17/2016
Kawa Solar Holdings Limited - Preferred Stock	10/25/2016
KDOR Holdings Inc. (dba Senneca Holdings) - Warrants	05/29/2020
KDOR Holdings Inc. (dba Senneca Holdings) - Warrants	05/29/2020
National Spine and Pain Centers, LLC - Common Stock	06/02/2017
Wine.com, LLC - Preferred Stock	11/14/2018
Wrike, Inc. - Common Stock	12/31/2018
Yasso, Inc. - Common Stock	03/23/2017

(10)

Total investments excludes investment in a money market fund, if any, managed by an affiliate of Group Inc. As of June 30, 2020, the combined company’s investment in an affiliated Money Market Fund is $207,258. The annualized seven-day yield as of June 30, 2020 is 0.15%.

PIK – Payment-In-Kind

18